                                                                       Exhibit 1

                          NOTICE OF THE SPECIAL MEETING
                   OF SHAREHOLDERS TO BE HELD OCTOBER 22, 2002

                                       AND

                              INFORMATION CIRCULAR

                               SEPTEMBER 20, 2002

[LOGO OF ADB       ADB Systems International Inc.      Tel: 905.672.7467
  COMPANY]         6725 Airport Road, Suite 201        Fax: 905.672.5705
                   Mississauga, Ontario                Toll free: 1.888.287.7467
                   L4V 1V2 Canada                      www.adbsys.com

                         ADB SYSTEMS INTERNATIONAL INC.

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the "Meeting") of the shareholders of ADB SYSTEMS INTERNATIONAL INC. (the "Corporation") will be held in the Regency D Room of the Holiday Inn on King, 370 King Street West, Toronto, Ontario, on October 22, 2002, at the hour of 10:00 o'clock in the forenoon for the following purposes:

          (a) to consider, pursuant to an order of the Ontario Superior Court of Justice dated September 17, 2002 (the "Interlocutory Order"), and, if deemed advisable, to pass, with or without variation, a special resolution (the "Arrangement Resolution") to approve an arrangement (the "Arrangement") pursuant to section 182 of the Business Corporations Act (Ontario) and related transactions;

          (b) to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution approving the private placement of an aggregate principal amount of $1,084,000 of secured, convertible notes including, specifically the convertibility features of such notes and the issue of 150,000 common share purchase warrants all as described in the accompanying Information Circular; and

          (c) to transact such other business as may properly come before the special meeting of shareholders or any adjournment thereof.

The full text of the Arrangement Resolution is set out as Schedule "A" to this notice of special meeting of shareholders. A copy of the arrangement agreement with the plan of arrangement attached is reproduced in full as Schedule "B" to the accompanying Information Circular.

As the Arrangement is being considered pursuant to the Interlocutory Order and as the Arrangement must be approved by a final order of the Ontario Superior Court of Justice, a copy of the Interlocutory Order, together with the notice of application dated September 13, 2002, for the final order, are reproduced in full as Schedule "D" and Schedule "E", respectively, to this notice of special meeting of shareholders. Pursuant to the Interlocutory Order, holders of common shares of the Corporation are entitled to dissent under, and to be paid the fair value of their common shares in accordance with, section 185 of the Business Corporations Act (Ontario) in respect of the Arrangement. These rights are described in the accompanying Information Circular.

Shareholders are invited to attend the Meeting. Only shareholders of record on September 22, 2002 will be entitled to receive notice of and to vote at the Meeting except to the extent that a shareholder has transferred any common shares of the Corporation after that date and the new holder of such common shares establishes proper ownership and requests not later than 10 days before the date of the Meeting that his name be included in the list of shareholders eligible to vote at the Meeting.

Whether or not you expect to attend the Meeting, PLEASE SIGN, DATE AND RETURN THE ENCLOSED PROXY PROMPTLY IN THE ENCLOSED ENVELOPE. Your promptness in returning the proxy will assist in the expeditious and orderly processing of proxies and will ensure that your common shares are represented. Please note that you may vote in person at the special meeting, even if you have previously returned the proxy.

DATED at Toronto, Ontario this 20th day of September, 2002.

                                                          BY ORDER OF THE BOARD

                                                          /s/ John A. Mackie


                                                                 John A. Mackie
                        Vice President, General Counsel and Corporate Secretary

Shareholders are requested to date, sign and return the accompanying form of proxy for use at the Meeting whether or not they are able to attend personally. To be effective, forms of proxy must be received by CIBC Mellon Trust Company, Attention Proxy Department, 200 Queens Quay East, Unit 6, Toronto, Ontario, M5A 4K9, prior to 5:00 pm., Toronto time, on October 18, 2002 or on the business day immediately preceding the date of any adjourned meeting, or must be presented at the Meeting or any adjournment thereof.

                      NOTICE TO UNITED STATES SHAREHOLDERS

This Information Circular has been prepared in accordance with the disclosure requirements of Canada. Each Shareholder should be aware that such requirements are different from those of the United States. The consolidated financial statements of ADB for the years ended December 31, 2001, 2000 and 1999 and for the six month period ended June 30, 2002, which are attached as Schedule "G" and Schedule "H" hereto respectively, have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards, which principles and standards may not be comparable to those of the United States.

Each Shareholder should be aware that the acquisition of New ADB Shares pursuant to the Arrangement may have tax consequences both in the United States and in Canada. Such consequences for investors who are residents in, or citizens of, the United States may not be described fully herein. See "Canadian Federal Income Tax Considerations" and "United States Federal Income Tax Considerations" for certain information concerning tax consequences of the Arrangement for a Shareholder who is a United States taxpayer.

The New ADB securities to be issued in connection with the Arrangement will not be registered under the Securities Act of 1933, as amended, which we refer to as the "Securities Act," or the securities laws of any state of the United States. Such securities will instead be issued in reliance upon the exemption provided by Section 3(a)(10) of the Securities Act and applicable exemptions under state securities laws. The New ADB securities received in connection with the Arrangement will be freely transferable under United States federal securities laws, except for securities held by persons who are deemed to be "affiliates" of either ADB prior to completion of Arrangement or New ADB following completion of the Arrangement. New ADB securities held by "affiliates" may be resold by them only in compliance with the resale provisions of Rule 145 promulgated under the Securities Act or as otherwise permitted under the Securities Act.

The solicitation of proxies and the approval of the matters contemplated in this Information Circular are made in the United States for securities of a Canadian issuer. You should be aware that requirements under Canadian laws may differ from requirements under U.S. laws relating to U.S. corporations.

ADB is incorporated under the laws of Ontario, Canada. A majority of the directors and the officers of ADB are residents of Canada and all or a substantial portion of their assets and a substantial portion of the assets of ADB are located outside the United States. As a result, it may be difficult for securityholders to effect service within the United States upon such directors and officers who are not residents of the United States or to realize in the United States upon judgments of courts of the United States predicated upon civil liability under the United States federal securities laws.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Information Circular. Any representation to the contrary is a criminal offence.

                            EXCHANGE RATE INFORMATION

All dollar amounts set forth in this Information Circular are expressed in Canadian dollars, except where otherwise indicated. The following table sets forth for each period indicated, the average, high, low and end of period noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate"). Such rates are set forth as U.S. dollars per C$1.00 and are the inverse of the rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00. On September 5, 2002, the inverse of the Noon Buying Rate was US$0.6381 per C$1.00 (US$1.00=C$1.5672).

                                      YEAR ENDED DECEMBER 31,                        SIX MONTHS
                  --------------------------------------------------------------   ENDED JUNE 30,
                     1997         1998         1999         2000         2001           2002
                  ----------   ----------   ----------   ----------   ----------   --------------
Average/(1)/ ....      .7198        .6710        .6744        .6725        .6449            .6383
High ............      .7487        .7105        .6925        .6969        .6697            .6618
Low .............      .6945        .6341        .6435        .6410        .6241            .6199
Period end ......      .6999        .6504        .6925        .6669        .6279            .6585

----------
Note:
(1) Average represents the average of the rates on the last day of each month during the period.

                                TABLE OF CONTENTS

    NOTICE OF THE SPECIAL MEETING OF SHAREHOLDERS TO BE HELD OCTOBER 22, 2002
                            AND INFORMATION CIRCULAR

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS............................   2

NOTICE TO UNITED STATES SHAREHOLDERS.................................   4

EXCHANGE RATE INFORMATION............................................   5

SUMMARY OF INFORMATION CIRCULAR......................................   8

GLOSSARY OF TERMS....................................................  12

GENERAL PROXY INFORMATION............................................  14

REVOCATION OF PROXY..................................................  14

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF......................  14

THE ARRANGEMENT......................................................  15

   General...........................................................  15
   Effective Date....................................................  17

REASONS FOR THE ARRANGEMENT..........................................  17

   Background........................................................  17
   Reasons for the Arrangement.......................................  18
   Recommendation of Directors.......................................  19
   Procedure for Exchange of ADB Shares..............................  19
   Conditions to the Arrangement Being Implemented...................  20
   Conduct of Meeting and Shareholder Approval.......................  20
   Court Approval....................................................  20
   Other Conditions to the Arrangement...............................  21
   Reporting Issuer Status and Resale Restrictions in Canada.........  21
   Exemption from U.S. Registration..................................  21
   Resale in the U.S. of Common Shares Received in the Arrangement...  22
   ADB Stock Option Plan.............................................  22
   Share Options and Other Rights to Acquire Shares..................  22
   Stock Exchange Listing............................................  23
   Interest of Management in the Arrangement.........................  23

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS...........................  23

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS......................  25

NORWEGIAN INCOME TAX CONSIDERATIONS..................................  27

PRO-FORMA CAPITALIZATION.............................................  29

RIGHTS OF DISSENTING SHAREHOLDERS....................................  29

   Dissent Rights under the OBCA.....................................  29
   Procedure for Dissent under the OBCA..............................  30
   Effect of Dissent.................................................  30

APPROVAL OF PRIVATE PLACEMENT........................................  30

BUSINESS OF ADB......................................................  32

   Overview..........................................................  32
   Company Background................................................  32
   Major Developments................................................  32
   Principal Capital Expenditures and Divestitures...................  33
   Industry Background and Overview..................................  33
   Products and Offerings............................................  33
   Related Services..................................................  35
   Third Party Offerings.............................................  36
   Seasonality.......................................................  36
   Strategy..........................................................  36
   Customers.........................................................  37
   Sales and Marketing...............................................  37
   Technology Platform...............................................  37
   Research and Development..........................................  38
   Intellectual Property.............................................  38
   Competition.......................................................  38
   Organizational Structure..........................................  39
   Property, Plants and Equipment....................................  39

DIRECTORS AND EXECUTIVE OFFICERS OF ADB..............................  40

EXECUTIVE COMPENSATION...............................................  43

   Composition of Management Resources and Compensation Committee....  45
   Report on Executive Compensation..................................  45

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS....  46

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS.......................  46

MANAGEMENT CONTRACTS.................................................  47

STATEMENT OF CORPORATE GOVERNANCE PRACTICES..........................  47

SELECTED CONSOLIDATED FINANCIAL INFORMATION..........................  49

MANAGEMENT'S DISCUSSION AND ANALYSIS.................................  50

   History and Overview..............................................  50
   Comparison of Years Ended December 31, 2001 and
    December 31, 2000................................................  51
   Comparison of Years Ended December 31, 2000 and
    December 31, 1999................................................  54
   Critical Accounting Policies......................................  56
   Liquidity and Capital Resources...................................  56
   Comparison of Quarters Ended June 30, 2002 and June 30, 2001......  58
   Comparison of the Six-Month Periods Ended June 30, 2002 and
    June 30, 2001....................................................  59
   Comparison of Quarter Ended June 30, 2002 and Year Ended
    December 31, 2001................................................  60

MATERIAL CONTRACTS...................................................  61

TRADING HISTORY......................................................  62

LEGAL PROCEEDINGS....................................................  64

INFORMATION CONCERNING NEW ADB.......................................  64

   General...........................................................  64
   Articles and Bylaws of New ADB....................................  65
   Share Capital.....................................................  65
   Business of New ADB...............................................  65
   Future Dividend Policy............................................  65
   Financial Statements..............................................  65
   Directors and Officers of New ADB.................................  66
   Beneficial Ownership of Securities of New ADB.....................  66
   Auditors, Transfer Agent and Registrar............................  66

RISK FACTORS.........................................................  66

Schedule "A" Arrangement Resolution..................................  A-1

Schedule "B" arrangement agreement...................................  B-1

Schedule "C" BID.COM ASSETS AND BID.COM LIABILITIES..................  C-1

Schedule "D" interlocutory ORDER.....................................  D-1

Schedule "E" NOTICE OF APPLICATION...................................  E-1

Schedule "F" PRIVATE PLACEMENT RESOLUTION............................  F-1

Schedule "G" CONSOLIDATED ANNUAL FINANCIAL STATEMENTS................  G-1

Schedule "H" CONSOLIDATED FINANCIAL STATEMENTS  FOR SIX MONTH
 PERIOD ENDED JUNE 30, 2002..........................................  H-1

Schedule "I" Pro-Forma Financial Statements..........................  I-1

                         SUMMARY OF INFORMATION CIRCULAR

The following is a summary of certain information contained elsewhere in this Information Circular including the schedules hereto. Certain capitalized words and terms used in this summary are defined in the Glossary of Terms. This summary is qualified in its entirety by the detailed information and consolidated financial statements (including pro-forma financial statements) appearing or referred to elsewhere in this Information Circular and the schedules hereto.

TIME, DATE AND PLACE OF MEETING

The Meeting will be held on Tuesday, October 22, 2002 commencing at 10:00 a.m., Toronto time, in the Regency D Room of the Holiday Inn on King, 370 King Street West, Toronto, Ontario, Canada.

PURPOSE OF THE MEETING

Shareholders of ADB will be asked to consider and, if deemed advisable, to approve, with or without variation, a special resolution (the "Arrangement Resolution") to approve the Arrangement.

Shareholders of ADB will also be asked at the Meeting to approve the private placement of an aggregate principal amount of $1,084,000 of secured, convertible notes including, specifically the convertibility features of such notes and the issue of 150,000 common share purchase warrants all as described in the accompanying Information Circular.

APPROVAL OF SHAREHOLDERS AND THE COURT

In order to be adopted, the Arrangement must be approved by the affirmative vote of at least two-thirds of the votes cast in respect thereof by holders of ADB Shares represented at the Meeting.

Following approval of the Arrangement by the holders of ADB Shares at the Meeting, and unless the directors of ADB determine not to proceed with the Arrangement, the Corporation will make application for the Final Order to the Court at 10:00 a.m., Toronto time, on October 24, 2002 at 393 University Avenue, Toronto, Ontario M7Z 2H6. Any shareholder of the Corporation has the right to appear at such hearing and present evidence.

See "Reasons for the Arrangement - Conduct of Meeting and Shareholder Approval" and "Reasons for the Arrangement - Court Approval".

CONSEQUENCES OF THE ARRANGEMENT

The principal consequences of the Arrangement may be summarized as follows:

1. All ADB Shares (other than ADB Shares held by dissenting shareholders) shall be deemed to be exchanged with New ADB for the sole consideration of New ADB Shares on a one for one basis with the result that a holder of ADB Shares will remain the holder of the same number of New ADB Shares.

2. ADB will transfer all of the ADB Assets (excluding the Bid.Com Assets) to New ADB and New ADB will assume, fulfill and perform all of the ADB Liabilities (excluding the Bid.Com Liabilities).

3. The registered office, articles, by-laws, directors and executive officers of New ADB shall be the same as ADB immediately prior to the Arrangement.

4. New ADB shall have adopted the ADB Stock Option Plan and in terms of holdings of securities other than ADB Shares: (i) a holder of ADB Options will remain the holder of the same number of New ADB Options;
          (ii) a holder of ADB Warrants will remain the holder of the same number of New ADB Warrants; and (iii) a holder of ADB Convertible Debt will remain the holder of New ADB Convertible Debt.

5.        The articles of amalgamation of ADB shall be amended as follows:

          (a) to change the name of ADB to Bid.Com International Ltd. or such other name as may be permitted under the OBCA; and

          (b) to delete the authorized Preference Shares (as defined in such articles), the terms and conditions attaching to such Preference Shares and the restrictions on transfer of such Preference Shares.

The following diagrams illustrate the corporate structure at present and as it will appear upon completion of the Arrangement, with the Shareholders becoming the shareholders of New ADB.

Prior to Arrangement

                             CURRENT ADB SHAREHOLDERS

                                          100%

                                       ADB

                                  SUBSIDIARIES

Following Arrangement

                            CURRENT ADB SHAREHOLDERS

                                          100%

                                    NEW ADB

                              100%

                            ADB                SUBSIDIARIES

The Arrangement will result in the Bid.Com Assets and Bid.Com Liabilities being held in ADB separately from other future business interests of New ADB.

Immediately following the Arrangement, the articles and bylaws of New ADB will be substantially the same as the current articles and bylaws of ADB. The officers and employees of ADB will not change. The directors and executive officers of ADB will become the directors and executive officers of New ADB.

The TSX has conditionally approved the listing of the New ADB Shares issued in exchange for ADB Shares or issuable upon the exercise of the New ADB Options, New ADB Warrants or issuable upon the conversion of the New ADB Convertible Debt. It is a condition of the Arrangement that such New ADB Shares be listed on the TSX.

REASONS FOR THE ARRANGEMENT

On August 30, 2002, ADB entered into a series of agreements with The Brick Warehouse Corporation ("The Brick") which contemplate a series of transactions (collectively the "Brick Transaction") among The Brick, ADB and New ADB whereby in consideration of a secured loan in the aggregate principal amount of $2,000,000, ADB and New ADB will proceed with seeking shareholder approval for the implementation of the Arrangement. Upon the Arrangement becoming effective, The Brick and ADB will co-operate in online retail operations that will utilize the online retail technology, experience and expertise of ADB developed and operated under the name "Bid.Com International Inc." in the online selling of consumer products to be supplied by The Brick. The loan matures on June 30, 2003 or upon earlier demand and New ADB will have the right after the earlier of June 1, 2003 and demand for payment to repay the loan in cash or to transfer to The Brick 100% of the issued shares of ADB acquired by New ADB as a consequence of the Arrangement for proceeds equal to the outstanding principal amount and accrued interest then owing to The Brick.

If the Arrangement is not approved or implemented by the stipulated deadline of October 31, 2002, such failure would be an event of default under the loan from The Brick and ADB will have to immediately repay the $1.5 million advanced by The Brick. Such failure would also be an event of default under the ADB Convertible Debt (See "Approval of Private Placement") which could give rise to an immediate obligation to repay that indebtedness. As all indebtedness is secured under general security agreements, The Brick and the holders of the ADB Convertible Debt would be in a position to realize on their respective security interests. In such events, and current market circumstances, management believes that its ability to raise additional capital to discharge these obligations would be severely restricted.

RECOMMENDATION OF DIRECTORS

Completion of the Brick Transaction and the Arrangement will generate $2.0 million of additional cash. New ADB will continue to operate the current business of ADB which will be owned by the same shareholders who now hold all the shares of ADB. Based upon the business realities of these transactions as detailed above, the Board of Directors of ADB have concluded that the Arrangement is fair and reasonable and in the best interests of ADB shareholders.

Shareholder approval and implementation of the Arrangement is a prerequisite to New ADB realizing this value and accordingly, the Board of Directors recommend the shareholders vote in favour of approval of the Arrangement. See "Reasons for the Arrangement - Recommendation of Directors".

RIGHTS OF DISSENT

A registered holder of ADB Shares has the right to dissent in respect of the Arrangement if the Corporation has received from such dissenting holder a written objection at or before the Meeting and such dissenting holder otherwise complies with section 185 of the OBCA. If the Arrangement Agreement becomes effective, and upon complying with section 185 of the OBCA, each shareholder of the Corporation dissenting in respect thereof will be entitled to be paid the fair value of the ADB Shares in respect of which he dissented. A shareholder dissenting will cease to have any rights as a shareholder of the Corporation (including the right to receive New ADB Shares pursuant to the Arrangement) other than the right to be paid the fair value of the ADB Shares as of the close of business on the day before the Arrangement Resolution was adopted, unless such shareholder withdraws his dissent in accordance with section 185 of the OBCA. See "Rights of Dissenting Shareholders".

SHARE OPTIONS AND OTHER RIGHTS TO ACQUIRE SHARES

Holders of options and certain convertible securities exercisable for or convertible into ADB Shares will, after the Arrangement is effected, be entitled to acquire that number of New ADB Shares equal to the number of ADB Shares in respect of which such options or convertible securities were exercisable or convertible immediately prior to the Effective Date, at the same aggregate exercise price. See "Reasons for the Arrangement - Share Options and Other Rights to Acquire Shares".

CONDITIONS TO THE ARRANGEMENT

The Arrangement is subject to a number of specified conditions, including approval by the shareholders of ADB and by the Court. See "Reasons for the Arrangement - Conditions to the Arrangement Being Implemented" and "Reasons for the Arrangement - Other Conditions to the Arrangement."

BUSINESS OF ADB AND NEW ADB

Following completion of the Arrangement, the business of New ADB will in all material respects be the business of ADB other than the on-line retail business generated by the Bid.Com Assets and the Bid.Com Liabilities.

ADB develops and sells software products and services that allow customers to source, buy, track, manage and sell assets, primarily in asset intensive industries. ADB refers to its product and services suite as asset lifecycle management solutions. ADB's solutions can reduce customers' sourcing, procurement and tracking costs, improve tracking and monitoring of asset performance and reduce downtime.

For over ten years, ADB's recently acquired Norwegian operations have provided enterprise asset management solutions to customers in Norway and Europe. For the past three years, ADB has provided sales solutions to customers in North America and Europe and during the past two years ADB has introduced sourcing and procurement solutions to customers in North America and Europe.

ADB's customer list includes a number of leading organizations, such as BP, GE Capital, Halliburton, Dow Chemical, Permanent TSB, and Forest Oil. While its asset management solutions have traditionally been found largely in the oil and gas industry, ADB's other solutions have been implemented in a number of industries.

SUMMARY FINANCIAL INFORMATION

The table below sets out selected balance sheet data for ADB and selected pro-forma balance sheet data for each of ADB and New ADB. The table is based upon, and should be read in conjunction with, the unaudited pro-forma consolidated financial statements of ADB and the unaudited pro-forma balance sheet of ADB, including the notes thereto, appearing elsewhere in this Information Circular.

                               As at June 30, 2002
                             (unaudited) (thousands)

                                               ADB                ADB
                                            HISTORICAL    PRO-FORMA/(1)//(2)/
                                            ----------    -------------------
                                               ($)                ($)
        Balance Sheet Data
          Total Assets................           6,517                  9,981
          Total Liabilities...........           2,274                  5,738
          Shareholders' Equity........           4,240                  4,240

(1)   After giving effect to the Arrangement
(2) Pro-forma amounts reflect the effect of the Arrangement as more fully disclosed in the Pro-forma balance sheets of ADB, and the notes thereto, as set forth in this Information Circular.

                                GLOSSARY OF TERMS

The following is a glossary of terms used frequently in this Information
Circular.

          (a)       "ADB" means ADB Systems International Inc.;

          (b) "ADB Convertible Debt" means certain secured convertible debt of ADB due December 21, 2004 having an aggregate principal amount of $1,084,000 and evidenced by promissory notes issued in series namely Series A, Series B, Series C and Series D;

          (c) "ADB Shares" means the common shares of ADB, as the same are constituted on the date hereof;

          (d) "ADB Stock Option Plan" means the incentive stock option plan of ADB adopted by, as amended from time to time, and approved by Shareholders which is in effect immediately prior to the Arrangement;

          (e) "ADB Warrants" means warrants to purchase up to 2,320,100 ADB Shares which are issued and outstanding in the date hereof;

          (f)       "Arrangement" means the arrangement under the provisions of
                    Section 182 of the OBCA, on the terms and conditions set forth in the Plan of Arrangement, and any amendment or variation thereto made in accordance therewith;

          (g) "Arrangement Agreement" means the arrangement agreement dated as of August 23, 2002 among ADB and New ADB, a copy of which is attached to this Information Circular as Schedule B, providing for, inter alia, the Arrangement;

          (h) "Bid.Com Assets" means certain assets of ADB as described in Schedule "C';

          (i) "Bid.Com Liabilities" means certain liabilities of ADB as described in Schedule "C";

          (j)       "Court" means the Ontario Superior Court of Justice;

          (k) "Dissenting Shareholder" means a Shareholder who, in accordance with the procedures set out in the Interim Order and Section 185 of the OBCA, validly exercises the right of dissent provided under the Interim Order and thereby becomes entitled to receive the "fair value" of such Shareholder's ADB Shares determined pursuant to the Interim Order and
                    Section 185 of the OBCA

          (l) "Effective Date" means the effective date of the Arrangement pursuant to the certificate of arrangement issued by the Director under the OBCA giving effect to the Arrangement, which date is currently expected to be no later than October 31, 2002;

          (m) "Effective Time" means 12:01 a.m. (Toronto Time) on the Effective Date;

          (n) "Final Order" means the order of the Court approving the Arrangement;

          (o) "Information Circular" means this management information circular;

          (p) "Interlocutory Order" means the order of the Court dated September 17, 2002 providing advice and direction in connection with the Arrangement;

          (q)       "IRS" means The United States Intemal Revenue Service.

          (r) "ITA" means the Income Tax Act (Canada) and the regulations thereunder as in effect on the date hereof;

          (s) "Meeting" means the special meeting of the shareholders of ADB to be held on October 22, 2002, and any adjournment thereof;

          (t)       "New ADB" means ADB Systems International Ltd.;

          (u) "New ADB Convertible Debt" means convertible secured debt of New ADB to be exchanged for and having the same denomination, terms and conditions as the ADB Convertible Debt;

          (v) "New ADB Options" means options issued under the New ADB Stock Option Plan;

          (w) "New ADB Shares" means the common shares of New ADB, as the same are constituted on the date hereof;

          (x) "New ADB Stock Option Plan" means the stock option plan to be adopted by New ADB and having the same terms and conditions of the ADB Stock Option Plan;

          (y) "New ADB Warrants" means warrants to purchase New ADB Shares to be exchanged for and having the same terms and conditions as the ADB Warrants;

          (z)       "OBCA" means the Business Corporations Act (Ontario);

          (aa) "Plan of Arrangement" means the plan of arrangement which is attached as Exhibit A to the Arrangement Agreement, as it may be amended from time to time;

          (bb)      "Shareholder" means a holder of one or more ADB Shares;

          (cc) "Tax Proposals" means all specific proposals to amend the ITA and the regulations thereunder announced by the Minister of Finance (Canada) prior to the date hereof;

          (dd)      "TSX" means the Toronto Stock Exchange; and

          (ee) "U.S. Securities Act" means The United States Securities Act of 1933, as amended.

                              INFORMATION CIRCULAR

                            GENERAL PROXY INFORMATION

This Management Information Circular and the accompanying proxy form are furnished in connection with the solicitation of proxies by and on behalf of the management of ADB SYSTEMS INTERNATIONAL INC. (the "Corporation") for use at the special meeting of shareholders of the Corporation (the "Meeting") to be held on Tuesday, October 22, 2002 for the purposes set out in the accompanying notice of meeting. In addition to the use of the mail, proxies may be solicited by officers, directors and regular employees of the Corporation personally or by telephone. The cost of such solicitation will be borne by the Corporation. All dollar amounts contained in this Circular are expressed in Canadian dollars.

The persons named in the enclosed form of proxy, who are directors or officers of the Corporation, will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such shares shall be voted for the approval of the Arrangement and the private placement, as described under those headings in this Information Circular. The form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice of meeting and with respect to other matters which may properly come before the Meeting. If matters which are not now known should properly come before the Meeting, the shares represented by the proxy will be voted on such matters in accordance with the best judgment of the person voting such shares. A shareholder desiring to appoint some other person to represent him or her at the Meeting may do so either by inserting the name of such person in the blank space provided in the form of proxy or by completing another proxy in a form similar to the enclosed and, in either case, sending it to the Corporation or its transfer agent, CIBC Mellon Trust Company, in the return envelope provided. Instruments appointing proxies to be used at the Meeting must be deposited with the Corporation or its transfer agent prior to the close of business on the second business day preceding the Meeting or delivered to the Secretary of the Meeting at the time of the Meeting.

                               REVOCATION OF PROXY

A shareholder executing the enclosed form of proxy has the power to revoke it. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing deposited at the registered office of the Corporation or its transfer agent at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used or with the Secretary of the Meeting on the day of the Meeting or adjournment thereof, and upon either of such deposits the proxy shall be revoked.

                 VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Corporation consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series, of which 41,583,628 common shares of the Corporation are issued and outstanding as of September 20, 2002. Each common share entitles the holder thereof to one vote per share at the Meeting.

The record date for the determination of shareholders entitled to receive notice of the Meeting has been fixed as September 22, 2002. A quorum for the transaction of business at the Meeting is at least two shareholders represented in person or by proxy holding not less than 20% of the outstanding shares of the Corporation entitled to vote at the Meeting.

All shareholders of record as at the close of business on the record date will be entitled to vote at the Meeting except to the extent that any such shareholder has since the record date transferred any of his or her shares. In such case, a transferee of those shares may produce properly endorsed share certificates, or otherwise establish that he or she owns the shares and provided that he or she has demanded, no later than ten days before the Meeting, that the Corporation recognize the transferee as a person entitled to vote the transferred shares, such transferee will be entitled to vote such shares at the Meeting.

To the knowledge of the directors and officers of the Corporation, as of the date hereof no person owns beneficially, directly or indirectly, or exercises control or direction over securities of the Corporation carrying more than five percent of the voting rights attaching to all voting securities of the Corporation other than Stonestreet Limited Partnership, which has disclosed that it holds 3,300,000 common shares of the Corporation, or 7.9% of the issued and outstanding common shares, as a result of a recent private placement by the Corporation. For information relating to Stonestreet Limited Partnership's holdings of securities convertible into ADB Shares see "Approval of Private Placement" herein.

                                 THE ARRANGEMENT

GENERAL

The Corporation is a corporation governed by the OBCA. Section 182 of the OBCA permits a corporation to apply to a court for an order approving an arrangement proposed by a corporation and the term "arrangement" is defined in the OBCA to include a variety of fundamental corporate actions. In the current circumstance, the Arrangement will result in each shareholder of ADB owning the same proportionate equity and voting interests in New ADB.

The principal consequences of the Arrangement may be summarized as follows:

1. Each ADB Share (other than shares held by dissenting shareholders) shall be deemed to be exchanged with New ADB for the sole consideration of New ADB Shares on a one for one basis;

2.        New ADB shall have adopted the ADB Stock Option Plan;

3. Each issued ADB Stock Option, whether vested or not vested, outstanding on the Effective Date shall be exchanged at the Effective Time for a New ADB Stock Option having the same terms and conditions and subject to the New ADB Stock Option Plan. The obligations of ADB under the ADB Stock Option Plan shall thereafter terminate;

4. Each issued ADB Warrant, whether vested or not vested, outstanding immediately prior to the Effective Date shall be exchanged for an New ADB Warrant having the same terms and conditions following which the existing ADB Warrants shall be null and void;

5. The ADB Convertible Debt shall be exchanged for New ADB Convertible Debt having the same terms and conditions following which the ADB Convertible Debt shall be null and void;

6. Pursuant to a general assignment and assumption agreement, ADB will transfer all of the ADB Assets (other than the Bid.Com Assets) to New ADB as a return of capital and New ADB will assume, fulfill and perform all of the ADB Liabilities (other than the Bid.Com Liabilities). Upon such transfer:

          (a) New ADB shall be liable for the obligations of ADB (including any obligations that may arise under any permit or agreement) under the ADB Liabilities existing immediately before the Arrangement becomes effective (the "Effective Time") or that arises after the Effective Time in respect of facts or circumstances in existence immediately prior to the Effective Time;

          (b) any existing cause of action, claim or liability to prosecution of or affecting ADB existing immediately before the Effective Time or that arises after the Effective Time or circumstances in existence immediately prior to the Effective Time shall be assumed by New ADB;

          (c) any civil, criminal or administrative action or proceeding pending by or against ADB existing immediately before the Effective Time or that arises after the Effective Time in respect of facts or circumstances in existence immediately prior to the Effective Time shall be continued to be prosecuted by or against New ADB;

          (d) any conviction against ADB existing immediately before the Effective Time may be enforced against New ADB or a ruling, order or judgment in favour of or against ADB existing immediately before the Effective Time or that arises after the Effective Time in respect of facts or circumstances in existence immediately prior to the Effective Time shall be enforced by or against New ADB;

          (e) the registered office of New ADB shall be located in Mississauga, Ontario;

          (f) the articles of New ADB shall be the same as the articles of ADB;

          (g) the number of directors of New ADB shall be a minimum of 3 and a maximum of 15, the actual number of directors within the minimum and maximum number to be determined from time to time by resolution of the directors of New ADB;

          (h) the initial directors of New ADB shall be those directors of ADB in office immediately before the Effective Date, until their respective successors have been duly elected or appointed; and

          (i) the initial by-laws of New ADB shall be the by-laws of ADB in effect immediately before the Effective Time, to be supplemented, amended or repealed in accordance with the provisions of the Act relating to the making, amending and repealing of by-laws;

7.        The articles of amalgamation of ADB shall be amended as follows:

          (a) to change the name of ADB to Bid.Com International Ltd. or such other name as may be permitted under the OBCA; and

          (b) to delete the authorized Preference Shares (as defined in such articles), the terms and conditions attaching to such Preference Shares and the restrictions on transfer of such Preference Shares.

A copy of the Arrangement Agreement, which is incorporated in this Information Circular by reference, is attached as Schedule "B" to this Information Circular and should be referred to for complete details as to the terms and conditions of the Arrangement.

Based on the number of ADB Shares outstanding as of September 20, 2002, immediately after the Effective Date, and ignoring any dissenting shareholder rights exercised by holders of ADB Shares, 41,583,628 New ADB Shares, 2,320,100 New ADB Warrants, 3,646,038 New ADB Options and $1,084,000 principal amount of New ADB Convertible Debt will be issued and outstanding.

The following diagrams illustrate the corporate structure at present and as it will appear upon completion of the Arrangement, with the Shareholders becoming the shareholders of New ADB:

Prior to Arrangement

                             CURRENT ADB SHAREHOLDERS

                                          100%

                                       ADB

                                  SUBSIDIARIES

Following Arrangement

                            CURRENT ADB SHAREHOLDERS

                                          100%

                                    NEW ADB

                              100%

                            ADB                SUBSIDIARIES

The Arrangement will result in the Bid.Com Assets and Bid.Com Liabilities being held in ADB separately from other future business interests of New ADB.

EFFECTIVE DATE

If the approval of the shareholders of the Corporation with respect to the Arrangement is obtained as set forth under "The Arrangement - Conduct of Meeting and Shareholder Approval" and the other conditions to the completion of the Arrangement Agreement are fulfilled or waived, the Arrangement will be effective by delivery of articles of arrangement and the endorsement of a certificate thereon in accordance with the OBCA. The Arrangement will become effective on the Effective Date. It is currently anticipated that the Effective Date will be no later than October 31, 2002.

                           REASONS FOR THE ARRANGEMENT

BACKGROUND

On August 30, 2002, ADB entered into a series of agreements with The Brick Warehouse Corporation ("The Brick") which contemplate a series of transactions (collectively the "Brick Transaction") among The Brick, ADB and New ADB whereby ADB and New ADB will proceed with seeking shareholder approval for the implementation of the Arrangement. Upon the Arrangement becoming effective, The Brick and ADB will co-operate in on-line retail operations that will utilize the on-line retail technology, experience and expertise of ADB developed and operated under the name "Bid.Com International Inc." in the online selling of consumer products to be supplied by The Brick. The Brick Transaction is governed by a co-operation agreement among the parties (the "Co-Operation Agreement") which prescribes the following steps to be taken, each of which is governed by a specific agreement, all of which are dated as of August 23, 2002:

     . Pursuant to the terms of a loan agreement (the "Loan Agreement"), The Brick has agreed to loan to ADB the principal amount of $2.0 million to be advanced in three instalments, namely (a) the sum of $1.0 million advanced on August 30th, (b) the sum of $0.5 million advanced on August 30th to be held in an account to be utilized to defray the expenses of implementing the Arrangement (any surplus remaining upon the Arrangement becoming effective will be released to ADB as part of the loan while any shortfall will be for the account of ADB) and (c) the sum of $0.5 million to be advanced following the Effective Date, subject to certain conditions. The loan bears interest at 12%, compounded monthly, and is secured by a general security agreement on the assets of ADB and a pledge of the shares of ADB's Norwegian subsidiary. In addition to the normal events of default (such as non-payment of principal and/or interest, insolvency of ADB or breach of covenant) the failure of ADB to secure shareholder approval for and to implement the Arrangement by October 31, 2002 will constitute a default under the Loan Agreement entitling The Brick to accelerate repayment of the loan and realize upon its security.

     . As part of the Arrangement and pursuant to a general conveyance and assumption agreement (the "General Conveyance and Assumption Agreement") between ADB and New ADB, ADB will transfer all of its assets (excluding only the Bid.Com Assets) to New ADB and New ADB will assume all of the liabilities of ADB (excluding only the Bid.Com Liabilities) including ADB's liabilities under the Loan Agreement.

     . Under the terms of a supply, services and licensing agreement ("Supply Services and Licensing Agreement"), ADB will proceed to modify and adapt ADB's online retailing technology and operating systems for the online retailing of consumer products supplied by The Brick.

     . The loan matures on June 30, 2003 or upon earlier demand and New ADB will have the right after the earlier of June 1, 2003 and demand for payment to repay the loan in cash or to transfer to The Brick 100% of the issued shares of ADB acquired by New ADB as a consequence of the Arrangement for proceeds equal to the outstanding principal amount and accrued interest then owing to The Brick.

The foregoing is a summary only of the substantive terms of the Brick Transaction and is subject to terms and conditions of agreements customary in transactions of this kind. Subject to specific obligations of confidentiality, the agreements governing the Brick Transaction will be available for inspection by shareholders at the offices of ADB until the day prior to the Meeting and for a period of 30 days thereafter. See "Material Contracts".

REASONS FOR THE ARRANGEMENT

Since announcing in late 2000, the change of its business model from a business-to-consumer focus to a business-to-business strategy, ADB's so called Bid.Com assets have played a declining role in ADB's core business. This is specifically the case since ADB acquired the outstanding shares of ADB Systemer ASA in late 2001. Through the Brick Transaction described above, ADB believes that it can re-establish the business utility and value of these assets.

Completion of The Brick Transaction and the Arrangement will generate $2.0 million of additional cash. New ADB will continue to operate the balance of the current business of ADB, which will be owned by the same shareholders who now hold all the shares of ADB. Based upon the business realities of these transactions as detailed above, the Board of Directors of ADB have concluded that the Arrangement is fair and reasonable and in the best interests of ADB shareholders.

Shareholder approval and implementation of the Arrangement is a prerequisite to New ADB realizing this value, and accordingly, the Board of Directors recommend the shareholders vote in favour of approval of the Arrangement.

If the Arrangement is not approved or implemented by the stipulated deadline of October 31, 2002, such failure would be an event of default under the loan from The Brick and ADB will have to immediately repay the $1.5 million advanced by The Brick to date. Such failure would also be an event of default under the ADB Convertible Debt (See "Approval of Private Placement") which could give rise to an immediate obligation to repay that indebtedness. As all such indebtedness is secured under general security and other agreements, The Brick and the holders of the ADB Convertible Debt would be in a position to realize on their respective security interests. In such events, and current market circumstances, management believes that its ability to raise additional capital to discharge these obligations would be severely restricted.

RECOMMENDATION OF DIRECTORS

The directors of ADB have reviewed the terms and conditions of the Arrangement Agreement and have concluded that the terms thereof are fair and reasonable to, and in the best interests of, the holders of ADB Shares and have authorized the submission of the Arrangement Agreement to the shareholders of the Corporation and the Court for approval.

The share exchange ratio, 1:1, was determined by management of ADB and reflects the relative value of the assets and property of ADB and New ADB as determined by management. The determination of the directors of ADB as to the fairness and reasonableness of the Arrangement Agreement is based upon the following factors, among others:

          (a) The Arrangement will result in the Bid.Com Assets and the Bid.Com Liabilities being held in a separate subsidiary from other future business interests.

          (b) Immediately following the Arrangement, on a consolidated basis, New ADB will hold, directly or indirectly, the same assets (other than those attributable to the Bid.Com Assets and the Bid.Com Liabilities) and be subject to substantially the same obligations and liabilities as ADB immediately prior to the Arrangement.

          (c) In general, the Arrangement will be effected on a tax-deferred basis for Canadian federal income tax purposes for most Shareholders (see "Canadian Federal Income Tax Considerations"); for U.S. federal income tax purposes, the Arrangement will generally not result in a recognition of taxable income to Shareholders who are residents or citizens of the United States (see "United States Federal Income Tax Considerations").

          (d) The Arrangement must be approved by the Court and by a special resolution of shareholders being 66?% of the votes cast at the Meeting by the Shareholders, present in person or represented by proxy, at the Meeting.

          (e) The TSX has provided conditional listing approval for the New ADB Shares (see "Reasons for the Arrangement - Stock Exchange Listing"). It is anticipated that New ADB Shares will be quoted on the Nasdaq over-the-counter bulletin board.

          (f) The New ADB Shares will have the same rights, privileges, restrictions and conditions as the ADB Shares, the New ADB Options and the New ADB Stock Option Plan will be the same as the ADB Options and ADB Stock Option Plan, the ADB Warrants will be replaced with the New ADB Warrants on the same terms and conditions and the ADB Convertible Debt will be replaced with the New ADB Convertible Debt on the same terms and conditions.

          (g) Rights of dissent are available to registered shareholders of ADB.

PROCEDURE FOR EXCHANGE OF ADB SHARES

On the Effective Date, the existing certificates for ADB Shares will be deemed for all purposes to represent the same number of New ADB Shares. As soon as practical following the Effective Date, New ADB shall cause to be delivered to its transfer agent share certificates representing New ADB Shares which holders of ADB Share certificates are entitled to receive upon presentation of their ADB Share certificates for cancellation following the Arrangement and New ADB's transfer agent shall deliver the certificate for such New ADB Share to such holders on the basis of one New ADB Share for each ADB Share owned by such holders.

From and after the Effective Date, each share certificate representing a given number of ADB Shares which was outstanding prior to the Effective Date shall represent the same number of New ADB Shares and the right of the registered holder to receive certificates representing the number of New ADB Shares represented by such certificate.

CONDITIONS TO THE ARRANGEMENT BEING IMPLEMENTED

In order for the Arrangement to be implemented, the following must occur:

          (a) the Arrangement Agreement must receive the approval of holders of ADB Shares in the manner referred to under "Reasons for the Arrangement - Conduct of Meeting and Shareholder Approval" below;

          (b) the Arrangement Agreement must be approved by the Court as described under "Reasons for the Arrangement - Court Approval" below; and

          (c) the other conditions of the Arrangement Agreement referred to under "Reasons for the Arrangement - Other Conditions to the Arrangement" below must be fulfilled or waived.

Upon fulfilment of the foregoing conditions, the directors of the Corporation will cause articles of arrangement to be filed with the Director under the OBCA together with such other material as may be required by the Director in order that a certificate of arrangement may be issued giving effect to the Arrangement. The precise timing of the Effective Date cannot be predicted, but is currently expected to be no later than October 31, 2002.

Notwithstanding the foregoing, at the discretion of the directors of the Corporation, the Arrangement may not proceed without any further action on the part of the shareholders of the Corporation or the Court.

CONDUCT OF MEETING AND SHAREHOLDER APPROVAL

Shareholders of the Corporation will be asked to consider and, if deemed advisable, to approve, with or without variation, the Arrangement. As provided in the Interlocutory Order, in order for the Arrangement to be adopted, the Arrangement must be approved by the affirmative vote of at least two-thirds of the votes cast in respect thereof by holders of ADB Shares represented in person or by proxy at the Meeting.

COURT APPROVAL

The Arrangement requires approval by the Ontario Superior Court of Justice under
Section 182 of the Business Corporations Act (Ontario). On September 17, 2002, ADB obtained the Interlocutory Order, which provides for the calling and holding of the special meeting and other procedural matters. A copy of the Interlocutory Order is attached as Schedule "D" to this Information Circular.

The hearing in respect of the Final Order will be held after approval of the Arrangement by Shareholders. In accordance with the Interlocutory Order, if the Court adjourns the hearing to a later date, notice of the later date will be given to those who have filed and delivered an appearance in accordance with the Interlocutory Order. All Shareholders have the right to attend the hearing. Any Shareholder who wishes to appear or be represented and to present evidence or arguments may do so if the Shareholder serves and files an appearance as set out in the notice of application for the Final Order and satisfy any other requirements of the Court. A copy of the notice of application for the Final Order is attached as Schedule "E" to this Information Circular. The Court will consider, among other things, the fairness and reasonableness of the Arrangement. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.

The Final Order will constitute the basis for an exemption from the registration requirements of the Securities Act regarding the New ADB securities to be issued to ADB's securityholders pursuant to the Arrangement. In the request for the Interlocutory Order, the Court was informed of this effect of the Final Order.

Assuming that the Final Order is granted and the other conditions in the Arrangement Agreement are satisfied or waived, the articles of arrangement for ADB will be filed under the OBCA to give effect to the Arrangement and the various other documents necessary to consummate the Arrangement will be executed and delivered. The Arrangement will become effective when a certificate of arrangement is issued.

OTHER CONDITIONS TO THE ARRANGEMENT

In addition to the conditions set out under "Reasons for the Arrangement - Conditions to the Arrangement Being Implemented" above, the implementation of the Arrangement and the filing of articles of arrangement giving effect to the Arrangement will not be proceeded with unless each of the following conditions is also satisfied or waived:

          (a) all consents, orders, approvals and assurances, including regulatory and judicial approvals and orders, necessary or desirable for the completion of the Arrangement shall have been obtained or received from the persons, authorities or bodies having jurisdiction in the circumstances;

          (b) there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by the Arrangement Agreement;

          (c) none of the consents, orders, approvals or assurances required for the implementation of the Arrangement Agreement shall contain terms or conditions or require undertakings or security deemed unsatisfactory or unacceptable by the directors of ADB;

          (d) no more than 5% of ADB Shareholders shall have exercised their rights of dissent; and

          (e)       the Arrangement Agreement shall not have been terminated.

Management of the Corporation believes that all material consents, orders, approvals or assurances necessary or desirable for the completion of the Arrangement will be obtained prior to the Effective Date in the ordinary course upon application therefor.

REPORTING ISSUER STATUS AND RESALE RESTRICTIONS IN CANADA

Upon completion of the Arrangement, New ADB will be a reporting issuer in the same provinces that ADB is currently a reporting issuer in by operation of legislation and New ADB Shares issued on the Arrangement will be free of statutory resale restrictions. ADB is making application under the Mutual Reliance Review System for Exemptive Relief Applications to the securities commissions of each of the provinces of Ontario, Alberta and British Columbia for: (i) relief from requirements that the resale of New ADB Shares issuable upon the exercise of New ADB Options, New ADB Warrants and upon the conversion of New ADB Convertible Debt are subject to the prospectus requirements of the securities legislation of such provinces; (ii) an order that ADB will cease to be a reporting issuer following completion of the Arrangement; and (iii) an order that the Form 20F of ADB constitutes a "current AIF" of New ADB for purposes of Multilateral Instrument MI 45-102 - Resale of Securities.

EXEMPTION FROM U.S. REGISTRATION

The issuance of New ADB securities pursuant to the Arrangement will not be registered under the Securities Act. Such securities will instead be issued by New ADB in reliance upon the exemption provided by Section 3(a)(10) of the Securities Act. Section 3(a)(10) exempts securities issued in exchange for one or more bona fide outstanding securities from the registration and other provisions of the Securities Act where the terms and conditions of the issuance and exchange of the securities have been approved by a court, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear.

The Ontario Superior Court of Justice will conduct a hearing to determine the fairness of the terms and conditions of the Arrangement, including the proposed issuance of securities of New ADB in exchange for the outstanding securities of ADB. The Court entered the Interlocutory Order on September 17, 2002 and, subject to the approval of the Arrangement by ADB's shareholders, a hearing on the fairness (both substantively and procedurally) of the Arrangement will be held by the Court on October 24, 2002. All securityholders of ADB have the right to attend the hearing by following the procedures described in the Interlocutory Order and the Notice of Application, which are attached to this Information Circular as Schedule D and Schedule E, respectively. The issuance of the Final Order is a condition to ADB's obligation to complete the Arrangement. For more information on the Final Order see "Court Approval of the Arrangement."

RESALE IN THE U.S. OF COMMON SHARES RECEIVED IN THE ARRANGEMENT

Shares of New ADB received by ADB shareholders in the Arrangement will be freely transferable, except that common shares received by persons who are deemed to be "affiliates" (as such term is defined for purposes of Rule 145 under the Securities Act) of ADB prior to the Arrangement and/or persons who are deemed to be affiliates of New ADB after the Arrangement may be resold by them only in accordance with Rule 145 under the Securities Act or as otherwise permitted under the Securities Act. Persons who may be deemed to be affiliates of a company generally include individuals or entities that control, are controlled by, or are under common control with, the company and may include officers, directors and principal stockholders.

Affiliates may not sell New ADB common shares acquired in connection with the Arrangement, except pursuant to an effective registration statement under the Securities Act covering such shares or in compliance with Rule 145 or another applicable exemption from the registration requirements of the Securities Act. In general, under Rule 145, for one year following the effective date of the Arrangement, an affiliate (together with certain related persons) would be entitled to sell common shares acquired in connection with the Arrangement only through unsolicited "broker transactions" or in transactions directly with a "market maker," as such terms are defined in Rule 144 under the Securities Act. Additionally, the number of shares to be sold by an affiliate (together with certain related persons and certain persons acting in concert) within any three-month period for purposes of Rule 145 may not exceed the greater of 1% of the outstanding common shares of New ADB or the average weekly trading volume of such stock during the four calendar weeks preceding such sale. Rule 145 would only remain available, however, to affiliates if New ADB remained current with its informational filings with the SEC under the Securities Exchange Act of 1934, as amended, which we refer to as the "Exchange Act." One year after the effective date of the Arrangement, a person who was an affiliate of ADB or New ADB either immediately before or immediately after the Arrangement would be able to sell such common shares without such manner of sale or volume limitations provided that New ADB was current with its Exchange Act informational filings and such person was not then an affiliate of New ADB. Two years after the effective date of the Arrangement, a person who was an affiliate of ADB or New ADB either immediately before or immediately after the Arrangement would be able to sell such common shares without any restrictions so long as such person had not been an affiliate of New ADB for at least three months prior to such sale.

ADB STOCK OPTION PLAN

Pursuant to the Arrangement, stock options granted under the ADB Stock Option Plan will be exchanged for identical options under the New ADB Stock Option Plan and the ADB Stock Option Plan will terminate. No change in any option price will occur as a result of the Arrangement. Future stock option grants will be made pursuant to the New ADB Stock Option Plan. Approval of the Arrangement by Shareholders will also constitute the approval by the shareholders of New ADB of the New ADB Stock Option Plan.

SHARE OPTIONS AND OTHER RIGHTS TO ACQUIRE SHARES

Conditional upon the Arrangement being implemented, by virtue of the adjustment provisions of outstanding options, warrants and certain other convertible securities exercisable for or convertible into ADB Shares, holders thereof will, after the Effective Date, be entitled to acquire that number of ADB Shares equal to the number of ADB Shares in respect of which such options or convertible securities were exercisable or convertible immediately prior to the Effective Date at the same aggregate exercise price. As a result, upon the Arrangement being implemented, there will be outstanding options to purchase an aggregate number of New ADB Shares at the exercise prices set out below:

                                                                     AGGREGATE
                                                NO. OF SHARES    EXERCISE PRICE ($)    EXPIRY DATE
                                               ---------------   ------------------   -------------
          Executive Officers of ADB, as a
           group
           (6 persons).....................          1,589,114            8,784,450   May 2004

          Directors who are not Executive
           Officers, as a group
           (5 persons).....................            390,000            3,205,340   May 2004

          Employees of ADB, as a group
           (58 persons)....................          1,372,790            4,425,989   December 2004

          Others, as a group
           (9 persons).....................            294,134              387,460   January 2004

The following table sets forth a summary of the number of ADB's Shares outstanding at September 20, 2002 and management's expectations as to the fully-diluted share capital of ADB as of September 20, 2002:

          Total shares outstanding September 20, 2002...............     41,583,628

          Total options outstanding as at September 20, 2002........      3,646,038

          Total warrants outstanding as at September 20, 2002.......      2,170,100

          Total number of shares issuable upon conversion of
           convertible debt outstanding as at September 20, 2002....      9,033,333

          Total number of shares issuable upon exercise of warrants
           issued upon conversion of convertible debt outstanding
           as at September 20, 2002.................................      4,166,667
                                                                       ------------

          Total potential dilution..................................     19,016,138
                                                                       ------------

          Total fully-diluted shares................................     60,599,766
                                                                       ============

STOCK EXCHANGE LISTING

The New ADB Shares issuable upon the Arrangement becoming effective, upon the exercise of stock options under the New ADB Stock Option Plan, upon the exercise of New ADB Warrants or upon the exercise of New ADB Convertible Debt have been conditionally approved for listing, subject to the filing of the usual documentation with the TSX. It is anticipated that the New ADB Shares will commence trading and ADB Shares will cease trading on the TSX shortly after the Effective Date. It is anticipated that New ADB Shares will be quoted on the Nasdaq over-the-counter bulletin board.

INTEREST OF MANAGEMENT IN THE ARRANGEMENT

Directors and senior officers of ADB hold in the aggregate 2,597,844 ADB Shares, 1,979,114 ADB Options and Nil ADB Warrants.

                   CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Gowling Lafleur Henderson LLP, the following is a summary of the principal Canadian federal income tax considerations under the ITA generally applicable in respect of the Arrangement for Shareholders who, for purposes of the ITA, hold their ADB Shares as capital property and deal at arm's length with ADB and New ADB. ADB Shares will generally be considered to be capital property to a Shareholder unless held in the course of carrying on a business or in an adventure in the nature of trade. Shareholders who are resident in Canada and whose ADB Shares might not otherwise qualify as capital property may be entitled to obtain such qualification by making the irrevocable election provided by subsection 39(4) of the ITA.

Shareholders who do not hold their ADB Shares as capital property should consult their own tax advisers regarding their particular circumstances and, in the case of certain "financial institutions" (as defined in the ITA), the potential application to them of the special "mark-to-market" rules in the ITA.

This summary is based upon the current provisions of the ITA, the regulations thereunder, and counsel's understanding of the current published administrative practice of CCRA. This summary takes into account specific proposals to amend the ITA announced prior to the date hereof, although no assurances can be given that such changes will be enacted in the form presented or at all. This summary does not take into account or anticipate any other changes in law, whether by judicial, governmental or legislative action or decision, or the tax legislation of any province, territory or foreign jurisdiction.

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular Shareholder. Shareholders should consult their own tax advisers as to the tax consequences to them of the Arrangement in their particular circumstances.

SHAREHOLDERS RESIDENT IN CANADA

This part of the summary is applicable to Shareholders who, for purposes of the ITA, are residents or deemed residents of Canada.

TRANSFER OF ADB SHARES

Except as described below, a Shareholder will not realize a capital gain or capital loss as a result of the transfer of an ADB Share for the sole consideration of one New ADB Share. The adjusted cost base to the Shareholder of the ADB Shares that were transferred will become the Shareholder's cost of the New ADB Shares that are received.

A Shareholder may choose to recognize a capital gain or capital loss on the transfer in the taxation year in which the transfer occurs. In such event, the amount of the capital gain will equal the amount by which the Shareholder's proceeds of disposition, net of any costs of disposition, exceed the adjusted cost base of the Shareholder's ADB Shares that are transferred. The Shareholder's proceeds of disposition will equal the fair market value of the New ADB Shares that are received on the exchange and the Shareholder will acquire the New ADB Shares at a cost equal to the fair market value of the Shareholder's transferred ADB Shares.

Under the ITA, one-half of any capital gain realized by a Shareholder must be included in computing income as a taxable capital gain. One-half of any capital loss may be deducted only against taxable capital gains in accordance with the provisions of the ITA. The amount of any such capital loss otherwise determined will, if the Shareholder is a corporation, be reduced by the amount of dividends or deemed dividends received on the ADB Shares to the extent and under circumstances prescribed by the ITA. Similar rules apply to a partnership or a trust of which a corporation, trust or partnership is a member or beneficiary. Taxable capital gains of a Canadian-controlled private corporation (as defined in the ITA) may be subject to an additional refundable tax at a rate of 6 2/3%.

DISSENTING SHAREHOLDERS

A Dissenting Shareholder who receives a payment equal to the fair value of the Shareholder's ADB Shares will generally be deemed to have received a dividend equal to the amount by which the payment exceeds the paid-up capital of such shares, and will realize a capital gain (or capital loss) to the extent that such paid-up capital, net of any costs of disposition, exceeds (or is less than) the Shareholder's adjusted cost base of such shares. ADB estimates that as of September 20, 2002, the paid-up capital for purposes of the ITA of each ADB Share will be $2.27. The treatment of capital gains and losses is discussed above under "Canadian Federal Income Tax Considerations - Transfer of ADB Shares".

OPTIONHOLDERS AND WARRANTHOLDERS RESIDENT IN CANADA

Optionholders and Warrantholders who are resident in Canada and who are directors, officers or employees of ADB, and who exchange their ADB Options and ADB Warrants for New ADB Options and New ADB Warrants, respectively, should be entitled to a tax-deferral because the value of their new Options or Warrants will not exceed the value of their exchanged Options or Warrants. More specifically, these Optionholders and Warrantholders will be deemed not to have disposed of their exchanged Options and Warrants and not to have acquired the new Options and Warrants, and the new Options/Warrants will be deemed to be the same options as, and a continuation of, the exchanged Options/Warrants.

Optionholders and Warrantholders who are residents of Canada and are not directors, officers, or employees of ADB, will be considered to have disposed of their rights for proceeds equal to the value of the new Options/Warrants received on the exchange.

SHAREHOLDERS NOT RESIDENT IN CANADA

This part of the summary is applicable to Shareholders who, for purposes of the ITA, are not residents or deemed residents of Canada, do not carry on business in Canada and to whom the ADB Shares are not and are not deemed to be "taxable Canadian property". ADB Shares will not be taxable Canadian property provided that the Shareholder does not use or hold, and is not deemed to use or hold, such securities in connection with carrying on a business in Canada, the Shareholder has not, either alone or in combination with persons with whom the Shareholder does not deal at arm's length, owned (or had an option to acquire) 25% or more of the issued shares of any class or series of the capital stock of ADB at any time within 60 months preceding the Effective Date, and the Shareholder has not elected under the ITA to treat such securities as taxable Canadian property upon ceasing to be a resident of Canada.

A Shareholder, other than a Dissenting Shareholder, will not be subject to tax under the ITA on the transfer of the ADB Shares for New ADB Shares.

A dissenting shareholder who receives payment equal to the fair value of the shareholder's ADB shares will generally be deemed to have received a dividend equal to the amount by which the amount of such payment exceeds the paid-up capital of such shares at the time the payment (net of the withholding tax described below) is received. ADB estimates that as of September 20, 2002, the paid-up capital for purposes of the ITA of each ADB share will be $2.27. For U.S. residents the treaty reduced rate generally applicable is 15%. Any capital gain realized by a dissenting shareholder will not be taxed under the ITA if the ADB Shares in respect of which the right of dissent is exercised are not "taxable Canadian property" as described above.

PAID-UP CAPITAL OF NEW ADB SHARES

The paid-up capital of New ADB Shares will be an amount equal to fair market value of the shares at the time of exchange.

                 UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material United States federal income tax consequences of the Arrangement to U.S. holders that hold their ADB Shares and New ADB Shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code") and that are not Dissenting Shareholders. As used herein, a U.S. holder means a beneficial owner of ADB Shares that exchanges them pursuant to the Arrangement for New ADB Shares and that is for United States federal income tax purposes:

          . an individual who is a citizen or resident of the United States for United States federal income tax purposes;

          . a corporation or other entity treated as a corporation under United States federal income tax law, created or organized in or under the laws of the United States or of any political subdivision of the United States;

          . an estate whose income is includible in gross income for United States federal income tax purposes regardless of its source; or

          . a trust, in general, if a United States court is able to exercise primary supervision over the administration of the trust and one or more United States persons have authority to control all substantial decisions of the trust.

This summary is based on the provisions of the Code, applicable United States treasury regulations promulgated thereunder, administrative and judicial interpretations, and the relevant Canada-United States tax treaty, all as in effect on the date of this circular, and all of which are subject to change, retroactively or prospectively. This summary assumes that neither ADB nor New ADB is now or has ever been a passive foreign investment company as defined in section 1297 of the Code. Because no ruling from the IRS has been or will be sought with respect to any aspect of the Arrangement, there can be no assurance that the IRS will not take a contrary view as to the tax consequences described herein. Neither can there be any assurance that a court would not agree with the IRS.

The summary is for general information only and does not purport to address all aspects of federal income taxation that may be applicable to all U.S. holders. The tax treatment of a U.S. holder may vary depending upon his or her particular situation. For example, the discussion does not address all aspects of United States federal income taxation that may be relevant to:

          .    U.S. holders liable for alternative minimum tax;

          . U.S. holders that actually or constructively own or will own 5% or more by vote or value of the outstanding shares of ADB or New ADB, determined after taking into account ownership under the applicable attribution rules of the Code and United States treasury regulations;

          . U.S. holders who hold ADB Shares or New ADB Shares as part of a straddle, hedge, conversion transaction, synthetic security, or other integrated investments for United States federal income tax purposes;

          . U.S. holders whose functional currency is not the United States dollar;

          .    financial institutions;

          .    insurance companies;

          .    tax-exempt organizations;

          . traders in securities that elect mark-to-market accounting treatment;

          .    broker-dealers;

          . persons who acquired their units by exercising employee stock options or as some other form of compensation;

          .    qualified retirement plans;

          .    United States expatriates;

          . partnerships or persons who hold their ADB Shares in a partnership or other pass-through entity;

          .    regulated investment companies; or

          .    real estate investment trusts.

This summary is of a general nature and is not intended to be tax advice to any particular U.S. holder. U.S. holders are strongly urged to consult their own tax advisors regarding the application of the United States federal income tax law to their particular circumstances, including, without limitation, any applicable notification requirements. This summary does not address any state, local, gift, estate or non-United States tax consequences to a U.S. holder.

EXCHANGE OF ADB SHARES FOR NEW ADB SHARES

For United States federal income tax purposes, the exchange by a U.S. holder of ADB Shares for New ADB Shares will have the following results:

          . no gain or loss will be recognized by the U.S. holder on the exchange of ADB Shares for New ADB Shares;

          . the U.S. holder will have the same tax basis in the New ADB Shares received in the exchange as the U.S. holder had in the ADB Shares given up in the exchange; and

          . the holding period of the New ADB Shares owned by a U.S. holder will include the period during which the U.S. holder owned the ADB Shares exchanged therefor.

DISSENTING SHAREHOLDERS

Any Shareholders who dissent should consult their tax advisors concerning the tax consequences thereof.

                       NORWEGIAN INCOME TAX CONSIDERATIONS

Below is a summary of certain Norwegian tax regulations that are of significance for Norwegian tax resident shareholders or holders of warrants regarding their tax liability in Norway in connection with the Arrangement.

This summary is based upon the current provisions of the Norwegian General Tax Act (the "NGTA") and the regulations thereunder, and is subject to any changes in law occurring after such date, which could be made on a retrospective basis. This summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular Shareholder/holder of warrants. This summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to vote against or in favour of the proposed transactions. Shareholders and holders of warrants are strongly urged to consult their own tax advisors as to the tax consequences to them of the Arrangement in their particular circumstances and the overall tax consequences of the Arrangement, including but not limited to the relevance of applicable tax treaties for the avoidance of double taxation and foreign tax legislation as well as any changes in current tax legislation.

For Shareholders who hold ADB Shares in their capacity as employees there may be additional tax consequences. The summary below does not include such possible employee/employer tax considerations. Shareholders and holders of warrants are strongly urged to consult their own tax advisors as to the tax consequences to them of the Arrangement in their particular circumstances and the overall tax consequences of the Arrangement

This part of the summary is applicable to Shareholders/holders of warrants who, for purposes of the NGTA, are tax residents of Norway or tax liable to Norway based on a permanent establishment through which the ADB Shares/warrants are owned.

TRANSFER OF ADB SHARES

The transfer of an ADB Share for the sole consideration of one New ADB Share is normally considered as a taxable event under the NGTA. A gain is normally taxable as ordinary income at a rate of 28% in the year in which the share is realized. A loss is normally deductible from ordinary income in the same year.

The gain/loss is calculated as the difference between the consideration received (i.e. the fair market value of shares received in New ADB) and the base cost of the shares realized. In addition expenses incurred in connection with the acquisition and/or realization of the shares will normally be deductible.

The special Norwegian provisions for computation of gains on shares in a Norwegian tax resident company owned by another Norwegian resident (the RISK-adjustment regulations) will not apply.

The computation of capital gain is made for each single share realized based on a first in, first out principle.

The current Norway-Canada Double Taxation Treaty has no provisions to prevent double taxation on capital gains. In principle Norwegian tax resident holders of ADB Shares are, under certain circumstances, at risk of having to pay capital income tax in both Norway and Canada. The taxation of such capital gains will thus also depend on internal Canadian tax law. Norway may under certain conditions credit Canadian tax on capital gains against the Norwegian taxes on capital gains. Each Shareholder is strongly urged to consult his/her own tax advisors regarding any Canadian tax implications in addition to Norwegian tax implications and the possibility to credit any Canadian tax against Norwegian tax.

NGTA opens for the possibility to apply for tax exemption for gains on realization of shares. The application must be sent to the Norwegian Ministry of Finance. Conditions for granting a tax exemption is that

          . the realization of the shares is a step in a reorganization of business in order to make it more rational and efficient;

          . the circumstances must in particular be in favour of such a tax exemption; and

          . it must be obvious that the tax exemption will make the reorganization easier to carry out.

The last condition mentioned above is in practice understood to be a demand for the application for tax exemption to be filed before the realization takes place and that the realization of the shares does not take place before the answer from the Norwegian Ministry of Finance is received, i.e. that the whole Arrangement will have to be postponed. Receiving an answer from the Norwegian Ministry of Finance might take from 3 months up to one year. The Norwegian Ministry of Finance may set conditions in order to grant the tax exemption and. ADB strongly urges each Shareholder to consult with his/her own tax advisors in order to decide whether it is possible and/or desirable to apply for tax exemption.

DISSENTING SHAREHOLDERS

A Dissenting Shareholder's transfer of the shares in ADB for a payment in cash equal to the fair value of the Shareholder's ADB Shares will normally be considered as a taxable event under the NGTA. A gain is normally taxable as ordinary income at a rate of 28% in the year in which the share is realized. A loss is normally deductible from ordinary income in the same year.

The gain/loss is calculated as the difference between the consideration received and the base cost of the shares realized. In addition expenses incurred in connection with the acquisition and/or realization of the shares will normally be deductible.

The special Norwegian provisions for computation of gains on shares in a Norwegian tax resident company owned by another Norwegian resident (the RISK-adjustment regulations) will not apply.

The computation of capital gain is made for each single share realized based on a first in, first out principle.

The current Norway-Canada Double Taxation Treaty has no provisions to prevent double taxation on capital gains. In principle Norwegian tax resident holders of ADB Shares are, under certain circumstances, at risk of having to pay capital income tax in both Norway and Canada. The taxation of such capital gains will thus also depend on internal Canadian tax law. Norway may under certain conditions credit Canadian tax on capital gains against the Norwegian taxes on capital gains. ADB strongly urges each Shareholder to consult his/her own tax advisors regarding any

Canadian tax implications in addition to Norwegian tax implications and the possibility to credit any Canadian tax against Norwegian tax.

EXCHANGE OF WARRANTS

The exchange of an ADB Warrant for the sole consideration of one New ADB Warrant is normally considered as a taxable event under the NGTA. Capital gains derived from the transfer of warrants are normally taxable as ordinary income, and losses are normally deductible from other ordinary income. The current tax rate is 28 %. The capital gain/loss is calculated as the difference between the consideration received New ADB Warrants) and the tax base of the ADB Warrants. In addition expenses incurred in connection with the acquisition and/or realization of the warrants will normally be deductible.

The current Norway-Canada Double Taxation Treaty has no provisions to prevent double taxation on capital gains. In principle Norwegian tax resident holders of ADB Warrants are, under certain circumstances, at risk of having to pay capital income tax in both Norway and Canada. The taxation of such capital gains will thus depend on internal Canadian tax law. Norway may under certain conditions credit Canadian tax on capital gains against the Norwegian taxes on capital gains. We strongly urged each holder of warrants to consult his/her own tax advisors regarding any Canadian tax implications in addition to Norwegian tax implications and the possibility to credit any Canadian tax against Norwegian tax.

                            PRO-FORMA CAPITALIZATION

The following unaudited pro-forma capitalization table gives effect to the Arrangement as if it occurred at June 30, 2002 and should be read in conjunction with the unaudited consolidated financial statements of ADB and unaudited pro-forma balance sheets of ADB included elsewhere in or accompanying this Information Circular.

                                                                                     AS AT JUNE 30, 2002
                                                                        (UNAUDITED) (IN THOUSANDS OF CANADIAN DOLLARS)
                                                                        ----------------------------------------------
                                                                        PRE-ARRANGEMENT               POST-ARRANGEMENT
                                                                        ---------------               ----------------
LIABILITIES
Accounts payable..................................................                1,081                          1,581
Accrued liabilities...............................................                  656                            656
Current portion of capital lease obligation.......................                   23                             23
Current portion of deferred revenue...............................                  514                            514
Loan Payable......................................................                    -                          2,000
Notes Payable.....................................................                    -                            964
                                                                        ---------------               ----------------
                                                                                  2,274                          5,738
                                                                        ---------------               ----------------

MINORITY INTEREST.................................................                    3                              3
                                                                        ---------------               ----------------

SHAREHOLDERS' EQUITY
Share capital.....................................................               94,516                         94,516
Warrants..........................................................                1,349                          1,349
Stock options.....................................................                  691                            691
Deficit...........................................................              (92,316)                       (92,316)
                                                                        ---------------               ----------------
                                                                                  4,240                          4,240
                                                                        ---------------               ----------------
                                                                        $         6,517               $          9,981
                                                                        ===============               ================

/(1)/ Pro-forma adjustments give effect to the Arrangement as more fully described in the pro-forma balance sheets of ADB.

                        RIGHTS OF DISSENTING SHAREHOLDERS

DISSENT RIGHTS UNDER THE OBCA

As indicated in the notice of the Meeting, any holder of ADB Shares is entitled to be paid fair value of all, but not less than all, of such holder's shares in accordance with section 185 of the OBCA if the shareholder dissents to the

Arrangement and the Arrangement becomes effective. A holder of ADB Shares is not entitled to dissent with respect to the Arrangement if he votes any of such shares in favour of the special resolution authorizing the Arrangement. The execution or exercise of a proxy does not constitute a written objection for purposes of the OBCA.

PROCEDURE FOR DISSENT UNDER THE OBCA.

The following summary does not purport to provide comprehensive statements of the procedures to be followed by a dissenting shareholder under the OBCA. However, the OBCA requires adherence to the procedures established therein and failure to do so may result in the loss of all dissenter's rights. Accordingly, each shareholder who might desire to exercise dissenting rights should carefully consider and comply with the provisions of these sections and consult his legal advisor.

A dissenting shareholder who seeks payment of the fair value of his ADB Shares is required to send to ADB at or prior to the Meeting a written objection to the special resolution which sets out the dissenting shareholder's intention to exercise his dissent rights. The address of ADB for such purpose is 6725 Airport Road, Suite 201 Mississauga, Ontario L4V 1V2, Attention: John Mackie, Secretary. A vote against a special resolution or withholding votes does not constitute a written objection. Within 10 days after the special resolution is approved by shareholders, ADB must so notify the dissenting shareholder who is then required, within 20 days after receipt of such notice (or if he does not receive such notice within 20 days after he learns of the approval of the special resolution), to send ADB a written notice containing his name and address, the number of shares in respect of which he dissents and a demand for payment of the fair value of such shares and, within 30 days after sending such written notice, to send ADB the appropriate share certificate or certificates. If the proposal contemplated in the special resolution becomes effective, ADB is required to determine the fair value of the shares and to make a written offer to pay such amount to the dissenting shareholder. If such offer is not made or not accepted within 50 days after the proposal in the special resolution becomes effective, ADB may apply to the court to fix the fair value of such shares. There is no obligation on ADB to apply to the court. If ADB fails to make such an application, a dissenting shareholder has the right to so apply within a further 20 days. If an application is made by either party, the dissenting shareholder will be entitled to be paid the amount fixed by the court. The fair value of the ADB Shares as determined for such purpose by a court will not necessarily be the same as and could vary significantly from the market value of such shares as determined by trading in ADB Shares on the Effective Date.

EFFECT OF DISSENT

A shareholder who dissents will cease to have any rights as a shareholder of ADB (including the right to receive the New ADB Shares pursuant to the Arrangement) other than the right to be paid the fair value of the ADB Shares as of the close of business on the day before the special resolution approving the Arrangement was adopted, unless such shareholder withdraws his dissent in accordance with section 185 of the OBCA.

                          APPROVAL OF PRIVATE PLACEMENT

Shareholders are being asked to consider and, if deemed advisable, to approve a private placement of $1,084,000 principal amount of secured convertible notes in four series and, specifically the right of the holders of such notes to convert the principal amount of such notes into common shares and common share purchase warrants as specifically described below. Payment of the notes is secured by a general security agreement which ranks behind the security interest of The Brick as contemplated in the Loan Agreement and related general security agreement as described under "Reasons for the Arrangement". A total of $135,000 or 13.5%, of this private placement has been purchased by the following directors and senior officers of ADB being Jeffrey Lymburner as to $75,000, Paul Godin as to $25,000,
T. Christopher Bulger as to $20,000 and Aidan Rowsome as to $15,000. As part of this private placement, ADB has issued, subject to shareholder approval 150,000 common share purchase warrants (the "Fee Warrants") to an associate of Stonestreet Limited Partnership, the largest participant in such placement in partial consideration for securing such placement and for due diligence services. Each such warrant entitles the holder to purchase one common share of ADB for $0.14 at any time up to and including December 31, 2004.

In the circumstances and pursuant to applicable rules of the Toronto Stock Exchange, this private placement of such notes and the convertibility features attached thereto and the issue of the Fee Warrants must be approved by shareholders by a resolution passed by a simple majority of the votes cast at the meeting other than votes attaching to shares currently held by such insiders and their respective associates (totalling 909,120 or approximately 2.2% of the shares of ADB currently outstanding).

Pursuant to subscription agreements dated August 30, 2002, ADB issued a total of CDN$1,084,000 principal amount of secured subordinated convertible notes (collectively the "Notes") in four series. The material terms and conditions attaching to each series are as follows:

          (a) Series A Notes: $408,000 aggregate principal amount of 8% secured convertible notes, series A (the "Series A Notes") due December 31, 2004 which are convertible at the option of the holder at any time after the date of shareholder approval of same into a maximum of 3,400,000 units at a subscription price of $0.12 per unit. Each unit consists of one common share and one-half of one common share purchase warrant, each whole warrant being exercisable for one common share at a price of $0.14 and having an expiry date of December 31, 2004.

          (b) Series B Notes: $216,000 aggregate principal amount of 8% secured convertible notes, series B (the "Series B Notes") due December 31, 2004 which are convertible at the option of the holder at any time after the later of the date shareholder approval is obtained or December 20, 2002, into a maximum of 1,800,000 units at a subscription price of $0.12 per unit. Each unit consists of one common share and one-half of one common share purchase warrant, each whole warrant exercisable for one common share at a price of $0.14 and having an expiry date of December 31, 2004.

          (c) Series C Notes: $120,000 aggregate principal amount of secured convertible notes, series C (the "Series C Notes") due December 31, 2004 which are convertible at any time at the option of ADB and by the holder at any time after the later of the date shareholder approval is obtained or December 20, 2002 into a maximum of 1,000,000 shares at a conversion price of $0.12 per share. The Series C Notes bear interest at 8% only from and after maturity or an event of default. The Series C Notes have been issued in satisfaction of a $120,000 fee payable by ADB for the termination and waiver of certain US registration rights granted to Stonestreet Limited Partnership, a private placement investor, pursuant to a subscription agreement dated April 25, 2002.

          (d) Series D Notes: $340,000 aggregate principal amount of 8% secured convertible notes, series D (the "Series D Notes") due December 31, 2004 which are convertible into a maximum of 2,833,333 units at a conversion price of $0.12 per unit. Each unit consists of one common share and one-half of one common share purchase warrant, each whole warrant exercisable for one common share at a price of $0.14 and having an expiry date of December 3, 2004. A total of $135,000 principal amount of Series D Notes are being acquired by four directors and/or senior officers of ADB.

The Series A, Series B and Series C Notes are being acquired by Stonestreet Limited Partnership, a previous private placement investor in ADB which acquired 3,300,000 common shares at US$0.21 (approximately CDN$0.334) and 1,050,000 common share purchase warrants exercisable at US$0.35 (approximately CDN$0.557) on April 25, 2002. If the private placement, including the convertibility features of same, and the issue of the Fee Warrants are approved, Stonestreet Limited Partnership will hold, directly or indirectly, or exercise control or direction over, common shares and convertible securities entitling it to acquire on a fully diluted basis a total of 9,500,000 common shares and 3,800,000 warrants amounting to 19.3 % (25.1% if all warrants are exercised) of the issued common shares of New ADB.

Management believes that this private placement, including the convertibility features and the issue of the Fee Warrants, is in the best interests of ADB since it is a requirement of the loan transaction with The Brick that this additional funding be raised. In the event shareholder approval is not obtained, none of the above described notes will be convertible and such failure will be an event of default under such notes giving the holders thereof the right to demand payment in full.

If all the above described notes are converted and all related warrants (including the Fee Warrants) are exercised, a maximum of 13,200,000 common shares of ADB will be issued.

It is intended that this resolution will be put to Shareholders at the Meeting even if the resolution to approve the Arrangement is not approved by the Shareholders at the Meeting. It is intended that in the absence of contrary instructions, the persons named in the accompanying form of proxy will exercise the voting rights in respect of which they are appointed in favour of approval of such private placements, including the convertibility features and the issue of the Fee Warrants of the above described notes.

                                 BUSINESS OF ADB

Upon completion of the Arrangement, the following description of the business of ADB will be a description of the business of New ADB:

OVERVIEW

ADB develops and sells software products and services that allow customers to source, buy, track, manage and sell assets, primarily in asset intensive industries. ADB refers to its product and services suite as asset lifecycle management solutions. ADB's solutions can reduce customers' sourcing, procurement and tracking costs, improve tracking and monitoring of asset performance and reduce downtime.

For over ten years, ADB's recently acquired Norwegian operations have provided enterprise asset management solutions to customers in Norway and Europe. For the past three years, ADB has provided sales solutions to customers in North America and Europe and during the past two years we have introduced sourcing and procurement solutions to customers in North America and Europe.

ADB's customer list includes a number of leading organizations, such as BP, GE Capital, Halliburton, Dow Chemical, Permanent TSB, and Forest Oil. While its asset management solutions have traditionally been found largely in the oil and gas industry, ADB's other solutions have been implemented in a number of industries.

COMPANY BACKGROUND

ADB's business began as Internet Liquidators Inc., a business corporation formed under the laws of Ontario, Canada, in September 1995. In May 1996, Internet Liquidators International Inc., also an Ontario company, acquired all of the shares of Internet Liquidators Inc. These two companies were amalgamated in January 1997. In June 1998, ADB changed its name from Internet Liquidators International Inc. to Bid.Com International Inc.

Prior to October 24, 2000, ADB operated two national business-to-consumer auction sites at www.bid.com, one in the United States and one in Canada. Following an extensive strategic review by ADB's Board of Directors and management, ADB chose late in 2000 to focus on its software business.

In October 2001, ADB acquired ADB Systemer ASA of Sola, Norway, and changed its name from Bid.Com International Inc. to ADB Systems International Inc.

ADB's principal business office in Canada is located at 6725 Airport Road, Suite 201, Mississauga, Ontario L4V 1V2, Canada and its telephone number is (905) 672-7467. In Norway, its principal business offices is located at Vingveien 2, 4050 Sola, Norway and its telephone number is +47 51 64 71 00. In the United States, its principal business offices are located at 3001 North Rocky Point Drive East, Suite 200, Tampa, Florida 33607 and its telephone number is (813) 281-4825.

MAJOR DEVELOPMENTS

On October 11, 2001, ADB acquired substantially all of the shares of ADB Systemer ASA, a Norway-based provider of enterprise asset management and electronic procurement software.

As a result of the acquisition of ADB Systemer, ADB has significantly broadened its product offerings, customer base, and ability to penetrate new markets. The cost of the acquisition was $13.762 million, including 10,866,052

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

common shares and a $2.293 million cash outlay. Approximately 93 percent of the purchase price was attributed to software and related intellectual property and goodwill, valued at $3.383 million and $9.476 million respectively.

In 2001, the acquisition contributed $818,000 in revenue and improved expense control through the integration and restructuring of worldwide operations.

PRINCIPAL CAPITAL EXPENDITURES AND DIVESTITURES

For a description of principal capital expenditures and divestitures, see "Management's Discussion and Analysis".

INDUSTRY BACKGROUND AND OVERVIEW

Asset management software has existed for more than thirty years, initially through computerized maintenance management systems or CMMS, and more recently including more comprehensive and robust enterprise asset management, or EAM, and enterprise resource planning, or ERP, solutions. The early CMMS systems automated daily management of assets, while ERP solutions consolidate basic asset information with financial information at the corporate level. EAM solutions encompass elements of both, serving as the next evolution of CMMS solutions by bridging the gap between asset management and corporate-level planning and tracking requirements.

The key value proposition for EAM solutions is that they can provide a quick and quantifiable return on investment, or ROI, and return on assets, or ROA. The latter is the most compelling for organizations. Cost and productivity improvements can immediately and measurably benefit organizations, and thus are highly desirable to potential customers, particularly in difficult economic times where the focus is increasingly bottom line oriented.

In addition to EAM solutions, we offer sourcing and procurement solutions as well as sales solutions. These are natural extensions to EAM solutions, as organizations seek to extend asset management and corporate-level planning and tracking onto other elements of the asset lifecycle.

PRODUCTS AND OFFERINGS

SOFTWARE SOLUTIONS

ADB offers solutions for all aspects of the asset lifecycle - sourcing, buying, tracking, managing and selling. Below is a detailed description of its offerings:

Dynamic Buyer(TM) This product automates the delivery of bidding information and documentation between the user and its suppliers, and can be used to automate the decision-making process involved in sourcing goods, by providing automated analysis and selection among competing bids, based on a variety of pre-determined factors.

Key features available include:

     . Request for quotations functionality allowing users to post an on-line offer to purchase that can be viewed by pre-qualified suppliers. Suppliers can download documentation related to the offer and then bid on-line. Users have the choice of whether to let bidders see the details of all other bids.

     . Sealed bid functionality allowing users to post their product or service requirements to selected vendors. The sealed bid system differs from the request for quotation in that the vendors only have one opportunity to supply a bid. Only after the close of the auction is the user able to view the vendor bids.

     . The ability of users to assign values to criteria involved in the purchase decision, such as price, product availability, post-sales support and certification standards. Bidders input responses to questions relating to these criteria, and responses are weighted by the software for presentation to the user.

     . Posting of detailed technical information, question and answer forums, and automatic e-mail notification of amended or new buyer-posted documents.

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

     . Bidders or vendors can be pre-qualified by the user and provided with access to view and download only the documentation that the user specifies.

Dynamic Buyer is offered on the basis of number of seats (users). Service fees are charged separately.

ProcureMate(TM) is a web-based business to business e-procurement solution. Using ProcureMate, users can automatically post purchase orders from their purchasing system onto a private-labelled, dedicated web site where suppliers can examine and respond to them online.

Key features available include:

     . Suppliers are notified automatically of new purchase orders through an email message with an embedded URL address that takes them directly to the web site and purchase order.

     . The system allows an online dialogue to take place between the user and its suppliers

     . ProcureMate includes a number of adaptors designed for direct plug-in to the supplier's enterprise resource planning (ERP) system, reducing manual efforts by the supplier and completing an electronic workflow from the person making the requisition to the suppliers staff picking items in their warehouse.

     . Functionality that eliminates ordering material that is in stock either locally or in remote warehouses, provides prioritized lists per location, and helps users to procure from master service agreements or direct from preferred suppliers.

     . Goods receiving can be performed in a distributed manner directly against the purchase order, reducing manual efforts, paperwork and the chance for error.

     . Facilitates the triggering of direct payment and electronic funds transfer.

     . Seamless integration of the customer's workflow and approvals into the procurement process.

ProcureMate is offered on the basis of number of users. Service fees are charged separately.

ProcureMate customers include BP Amoco (Norway), Forest Oil (USA) and Hordaland HFK County, a large local government entity in Norway.

WorkMate(TM) The core product behind ADB's suite of asset lifecycle solutions is the WorkMate EAM solution. WorkMate is a client-server solution that operates as an extension of, and can be fully integrated with, a customer's existing ERP system. The WorkMate product (specifically the recently released version 2.8) incorporates asset maintenance, asset tracking, materials management and procurement functionality.

WorkMate is designed for use by customers in asset intensive industries - typically those where maintenance, repair and operations purchases outnumber raw material purchases by more than ten to one on a transaction volume basis. Examples of asset intensive industries are oil and gas, process industries (for example mining) and the utilities sector.

The three main modules (procurement, materials management and maintenance functionality) may be licensed independently or together as a fully integrated system:

     . Procurement Module - for sophisticated domestic and international purchasing operations. Key features include: requisitioning, quotations, purchase orders, contracts, cost controls and vendor catalogues. The procurement module also monitors supplier performance in terms of accuracy, punctuality and cost.

     . Materials Management Module - for managing inventory and logistics operations. Key features include: inventory status, goods receipt, stock issue, reordering, packing/unpacking, transportation, goods return and

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

          equipment rentals. This Module will log all movements of an item and generates the necessary financial transactions.

     . Maintenance Module - for all types of maintenance, whether it is corrective, preventive or condition based. Customers can automate manual routines and track maintenance costs and equipment history.

Each WorkMate module also includes workflow, asset tracking and reporting tools.

WorkMate is a licensed client-server application and pricing is determined on the basis of number of users. Implementation work is estimated and offered at a fixed price or at hourly rates for consulting.

WorkMate customers include: BP (Norway), Halliburton and Forest Oil (USA), as well as other industrial concerns such as Dow Chemicals (UK).

Dynamic Seller(TM) Dynamic Seller is an on-line sales solution incorporating one or more of the following pricing methods - top bid (ascending) auction, dutch (declining price) auction, hybrid auction or fixed price. ADB develops, hosts and maintains customer-branded web-sites or sub-sites for customers using ADB's sales solutions. Dynamic Seller is delivered through an application service provider model (remotely through the internet).

Key features available include:

     . Conventional rising price auctions, under which the highest bids win the items auctioned. The rising price auction allows participants to competitively bid on available products and services by incrementally adjusting their bid positions. Our user interface allows users to easily identify current leading bidders, minimum new bids and initial bid pricing. Participants are informed of their bid status, stating whether they have won, been outbid, approved or declined via electronic mail.

     . Our patented Dutch (declining) auction format, in which a starting price is set and a limited time period is allocated for a fixed quantity of the product to be auctioned. As time advances, the price drops in small increments. The longer one waits, the lower the price. However, if a bidder waits too long the limited quantity of the product being auctioned may be sold out. The declining bid auction allows participants to bid in a real-time format utilizing on-screen data which provides the time and quantity remaining as well as the falling price of the items for sale. The bidders remain online and actively participate throughout the auction process.

     . Hybrid auction formats to meet a customer's particular needs. One example of a hybrid format is an auction which begins on a declining (Dutch Auction) basis until the first bid is received, and then converts to a rising price (Top Bid) auction to reflect demand. This format mimics the 'true auction' format seen in many off-line auctions.

     . Fixed price sales, under which the user posts the good or service and the price in a catalogue or directory format. The purchaser cannot bid on the price, but merely elects whether or not to purchase the good or service.

Dynamic Seller is offered on the basis of monthly hosting fees, typically with some form of revenue sharing arrangements. Service fees are charged separately.

Dynamic Seller customers include GE Capital (USA), ShopNBC (USA) and Permanent TSB (Ireland).

RELATED SERVICES

In connection with its software offerings, ADB provides the following services to its customers:

     Consulting. A significant number of customers request advice regarding their business and technical processes, often in conjunction with a scoping exercise conducted both before and after the execution of a contract. This input can include comments with respect to the customer's sourcing or procurement processes, assisting in the development of technical specifications, and recommendations regarding internal workflow exercises.

     Customization and Implementation. Based generally upon the up-front scoping exercise, ADB is able to customize solutions as required to meet the customer's particular needs. This process can take as little as a few days, or as long as many months, depending on the degree of customization, the resources applied by the customer and the customer's business requirements. ADB works closely with customers to ensure features and functionality meet their expectations.

     Training. Upon completion of implementation (and often during implementation), ADB trains customer personnel to utilize its Solutions through its administrative tools. Training can be conducted one-on-one or in groups. ADB also conducts "train the trainer" sessions.

     Maintenance and Support. ADB provides software upgrades and ongoing support to its customers.

THIRD PARTY OFFERINGS

In addition to the sale of its core solutions and services, ADB has entered into marketing or co-marketing agreements with a number of companies that offer services that are complementary to our offerings. ADB markets these complementary services to customers and prospects and can earn a referral fee if these services are purchased. In some cases ADB's marketing partner has agreed to market ADB's solutions to its customers and prospects and can earn a referral fee. ADB's marketing partners include:

          PARTNER                         SERVICE OR OFFERING
          -----------------------         -------------------------------------

          Production Access, Inc.         Oil and Gas Data Management Solutions

          Amec Services Limited           Engineering Services

          ecwebworks Inc.                 Electronic Document Exchange

          Eloqua Corporation              Strategic Marketing Solutions

SEASONALITY

ADB can experience some seasonal reductions in business activity in European markets during the summer months.

STRATEGY

ADB's business strategy is comprised of the following key components:

          Strengthen Position as an EAM Vendor and Improve Visibility in other Areas of the Asset Lifecycle. Gartner Group ranked ADB Systemer ASA within their 'magic quadrant' of fifteen leading EAM vendors globally in 2001. ADB believes its procurement and sourcing offerings are competitive, and will strive to improve ranking and visibility in industry comparisons.

          Maintain and Enhance Technology. ADB considers its proprietary software offerings to be competitive, however it is critical that it continues to maintain and enhance its technology. ADB has recently released Dynamic Buyer version 2.0 and ProcureMate version 2.8, and expects further versions of both products in 2002.

          Enter into and Maximize Alliances. ADB has marketing and other relationships with AMEC, GE Capital, Production Access and a number of other leading companies in a broad range of industries. ADB is seeking to expand on these relationships and enter into similar relationships with other companies. ADB believes that these and future relationships will help provide us with access to important industry participants and will help increase brand awareness.

          Seeking Acquisitions And Strategic Investments. ADB plans to continue to expand by seeking technologies, products, and services that complement our existing business. If appropriate opportunities are available, we may

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

acquire businesses, technologies or products or enter into strategic relationships that may further diversify revenue sources and product offerings, expand our customer base or enhance our technology platform.

CUSTOMERS

ADB provides solutions to customers in a variety of industries, including: oil and gas, public authorities, automotive, and transportation.

The revenue structures and particular services provided vary depending upon the needs of the customer and the solution concerned. For licensed offerings ADB generally collects a license fee based on number of users, service fees for implementation and training, and support and maintenance fees. For hosted offerings, ADB generally collects an up-front implementation fee, monthly hosting fee, and a share of revenue or transaction volumes.

The following is a representative list of some of the customers for whom ADB has implemented solutions:

 CUSTOMER                              SOLUTION(S)            INDUSTRY SEGMENT                  GEOGRAPHIC LOCATION
 ------------------------------   ---------------------   ------------------------              -------------------
 BP............................   ProcureMate; WorkMate   Oil and Gas                           Norway
 Forest Oil....................   WorkMate                Oil and Gas                           Norway
 Hordaland FK..................   ProcureMate             Public Authority                      Norway
 GE Capital CEF................   Dynamic Seller          Leasing (financial/heavy equipment)   US
 Skermans......................   Dynamic Seller          Manufacturing (packaging machinery)   UK
 Permanent TSB.................   Dynamic Seller          Leasing (automotive)                  Ireland
 ShopNBC.com...................   Dynamic Seller          Retail                                US

SALES AND MARKETING

ADB markets its services primarily through a direct sales force. Our sales organization is regional, with personnel located in our principal offices in Toronto, Dublin, London and Stavanger.

ADB's marketing efforts are focussed on targeted marketing campaigns, rather than broad based "awareness" campaigns. Potential customers are identified through direct contact, responses to requests for information, attendance at trade shows, and industry contacts. ADB principally focuses on trade show participation, seminar series for specific industries or professionals, and outgoing lead generation.

ADB uses reference customers to assist in marketing efforts, both through direct contact with potential customers and through site branding and case studies. ADB also relies on its alliance partners to assist in marketing efforts.

TECHNOLOGY PLATFORM

ADB has devoted significant resources to developing its proprietary software technology. The technology platform is constructed using distributed software technologies which allow rapid redevelopment and deployment of new software technology in order to take advantage of emerging business opportunities.

ADB's technology platform is based on Microsoft core applications, including the Windows NT operating system and a SQL server relational database, all residing on scaleable hardware. ADB is also making use of Microsoft's .net web services platform. The software is constructed using an advanced proprietary XML framework and resides on an N-tier architecture. The support of open systems allows integration with a large variety of existing commercial, proprietary and legacy applications.

In November 1998, ADB won three Canadian Information Productivity Awards for its online auction technology, including an Award of Excellence, Best of Category Award for Small Business, and top honours with the Best of Show Award.

RESEARCH AND DEVELOPMENT

ADB believes that its proprietary software provides a competitive advantage, and that its future success depends, in part, on our ability to continue developing and enhancing that software. Therefore, ADB has focused research and development efforts on the continued development of its proprietary software offerings. ADB's ongoing research and development efforts are aimed at the continued 'productization' of specific elements of our software, enhancing the features and functionality of existing software components, the development of new software components, and the integration of superior third party technology into its environment. Productization involves the development of 'generic' applications to reduce programming time and costs for customer implementations.

ADB's research and development expenditures were approximately $3.691 million for the year ended December 31, 2001, $1.802 million for the year ended December 31, 2000, and $1.001 million for the year ended December 31, 1999, including salaries and related expenses of our personnel engaged in research and development. Research and development activities in 2001 included the development of version 2.0 of our DYNAMIC BUYER Solutions, a new version of our PROCUREMATE solution, and development relating to our DYNAMIC SELLER solution. In 2002, ADB is expecting to release further versions of WorkMate, Dynamic Buyer and ProcureMate.

Presently, 17 staff members are dedicated to product development. ADB expects to continue to focus significant resources on system development to ensure the continued reliability and competitiveness of its technology.

INTELLECTUAL PROPERTY

ADB relies on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality agreements and technical measures, to establish and protect its proprietary rights.

ADB has received patents from the U.S. Patent and Trademark Office covering the process whereby it conducts Dutch auctions over electronic distribution channels. ADB has patent applications pending in Canada covering the same technology.

ADB's proprietary software is subject to common law copyright protection, but it does not have, and does not intend to pursue, any registered copyrights. Common law protection may be narrower than that which ADB could obtain under registered copyrights. As a result, ADB may experience difficulty in enforcing its copyrights against certain third party infringements. The source code for its proprietary software is protected as a trade secret.

In an effort to protect its trade secrets, and as part of its confidentiality procedures, ADB generally enters into confidentiality and non-disclosure agreements with its employees and consultants and generally limits access to and distribution of its software, documentation and other proprietary information. Additionally, ADB limits physical access to its premises, software and hardware and employ security measures to protect against damage or theft.

COMPETITION

The market for each solution comprising ADB's asset lifecycle management suite is intensely competitive. Many of the companies ADB competes with have much greater financial, technical, research and development resources than ADB.

In the asset lifecycle management area, ADB believes only Datastream Systems, Inc. offers as broad a suite of solutions as ADB. By component solution, ADB faces a number of competitors:

     Sourcing - FreeMarkets, Procuri, B2E Markets, Emptoris, Moai

     Procurement - MRO Software, Ariba, Clarus, Commerce One

     EAM - related solutions - MRO Software, Inc., Indus International, Marcam Corporation, Mincom, Inc., Peregrine Systems, and broader ERP solution providers such as SAP, J.D. Edwards, and Oracle

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

     Sales solutions - Fairmarket, Ariba, Commerce One, Seibel

In addition, many organizations develop their own solutions for certain elements of the asset lifecycle, or use third party exchanges or aggregations sites, such as eBay, FreeMarkets, VerticalNet or industry-specific exchanges such as Covisint.

In order to remain competitive and improve our competitiveness, ADB needs to make continued investments in product development and improve our market visibility and financial situation.

ORGANIZATIONAL STRUCTURE

The table below lists ADB's subsidiaries. Unless otherwise indicated, ADB, or one of its subsidiaries, own 100% of the outstanding capital stock of the companies listed.

          NAME OF SUBSIDIARY                       COUNTRY OF INCORPORATION
          ----------------------------------      --------------------------

          ADB Systemer ASA/(1)/                   Norway
          ADB Systems International Limited       Ireland
          ADB Systems Limited                     England
          Bid.Com (U.K.) Limited                  England
          ADB Systems, Inc.                       USA (Delaware)
          Bid.Com USA, Inc.                       USA (Florida)
          Bid.Com International Pty. Ltd./(2)/    Australia
          Internet Liquidators USA, Inc./(2)/     USA (Florida)

(1) As of December 31, 2001, ADB owned 98.3% of the outstanding voting shares of ADB Systemer ASA. Under Norwegian corporate law, ADB may trigger compulsory acquisition of the remaining shares at any time. The remaining shareholders each have the same right to trigger compulsory acquisition. If ADB acquires all or any of the remaining shares of ADB Systemer, ADB will pay a purchase price as agreed with the shareholder, failing which the value shall be determined by arbitration.
(2)  Dormant.

PROPERTY, PLANTS AND EQUIPMENT

The table below lists the locations of ADB's facilities and summarizes certain information about each location.

                                                                 SQUARE FEET
    LOCATION                                  USE               (APPROXIMATE)     TERM OF LEASE
    ----------------------------   --------------------------   -------------   -----------------
    6725 Airport Road              Executive, Administrative,          10,165   Expires Oct. 2004
    Suite 201                      Engineering and Marketing
    Mississauga, Ontario

    Vingveien 2                    Executive, Administrative,          13,493   Expires July 2003
    4050, Sola Norway              Engineering and Marketing

    700 South Circular Road        Administrative,                      2,000   Expires Jan. 2003
    Kilmainham                     Engineering and Marketing
    Dublin, Ireland

    3000 Cathedral Hill            Marketing                              150   Expires Dec. 2002,
    Guildford, Surrey, England

    3001 North Rocky Point Drive   Executive                              143   Expires Dec. 2002
    East, Tampa, Florida

In addition, ADB has sub-let office space previously occupied by it in Tonsberg, Norway. This space is 2,851 square feet in size, and the lease expires in October 2005.

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

ADB believes that it has adequate space for its current needs. As it expands, ADB expects that suitable additional space will be available on commercially reasonable terms. ADB does not own any real estate nor does it currently own or lease warehouse space, other than a single apartment unit in Sola, Norway which is used to house employees traveling to its Norwegian offices.

                     DIRECTORS AND EXECUTIVE OFFICERS OF ADB

The name, age, municipality of residence and principal occupation during the last five years of each of the directors and executive officers of the Corporation, as well as the number and percentage of Common Shares of the Corporation beneficially owned, directly or indirectly or over which control or direction is exercised by all of the directors and executive officers as a group, are as follows:

 NAME, AGE AND
 MUNICIPALITY OF
 RESIDENCE                     POSITION           ELECTED/(6)/      PRINCIPAL OCCUPATION
 ---------------------------   ----------------   ---------------   ----------------------------------------------
 DIRECTORS
 Jeffrey Lymburner, 45,        Director and       May 28, 1996      Chief Executive Officer of the Corporation
 Oldsmar, Florida/(1)/         Chief Executive
                               Officer

 T. Christopher Bulger, 45,    Director           May 28, 1996      Chairman and CEO of Megawheels
 Toronto, Ontario/(3)/                                              Technologies Inc.

 Paul Godin, 49,               Director           May 28, 1996      Private Investor
 Kettleby, Ontario/(3)//(4)/

 Jim Moskos, 39,               Director and       June 7, 1999      President of the ADB Technology Group
 Toronto, Ontario              President, ADB
                               Technology
                               Group

 David Pamenter, 54,           Director and       June 18, 1997     Partner in Gowling  Lafleur  Henderson  LLP, a
 Toronto, Ontario/(2)/,/(4)/   Assistant                            Canadian national law firm
                               Secretary

 Jan Pedersen, 44              Director and       June 12, 2002     President,   Norwegian   Operations   of   the
 Sola, Norway/(5)/             President,                           Corporation
                               Norwegian
                               Operations

 Ken Sexton, 48,               Director           October 5, 2000   Executive  Vice-President  and Chief Financial
 Aurora, Ohio/(2)//(3)/                                             Officer, Peregrine Systems Inc.

 Jean-Pierre Soubliere, 55,    Director           June 12, 2002     President of Anderson Soubliere Inc.
 Ottawa, Ontario/(2)/

 EXECUTIVE OFFICERS
 (other than Messrs.
 Lymburner, Moskos and
 Pederson)

 Mark Wallace, 43              President                            President of the Corporation
 Toronto, Ontario

 NAME, AGE AND
 MUNICIPALITY OF
 RESIDENCE                     POSITION           ELECTED/(6)/      PRINCIPAL OCCUPATION
 ---------------------------   ----------------   ---------------   ----------------------------------------------
 Aidan Rowsome, 41             Vice-President,                      Vice-President, Global Sales of the
 Dublin, Ireland               Global Sales                         Corporation

 John Mackie, 38               Vice President,                      Vice President, General Counsel and Secretary
 Oakville, Ontario             General Counsel                      of the Corporation
                               and Secretary

(1)  Mr. Lymburner is acting Chairman of the Board of Directors.
(2)  Member of Audit Committee.
(3)  Member of the Management Resources and Compensation Committee
(4)  Member of the Corporate Governance Committee.
(5) Nominee of certain of the prior shareholders of ADB Systemer ASA pursuant to a Board Representation Agreement. See "Material Contracts".
(6) All directors are elected for a term expiring immediately prior to the next annual meeting of shareholders or until their successors are elected or appointed.

Common shares owned beneficially, directly or indirectly, by directors and executive officers is 2,597,844 or approximately 6.2% of the issued shares of the Corporation.

The business experience of each of our directors, executive officers and director nominees for at least the last five years is as follows:

DIRECTORS

JEFFREY LYMBURNER has been ADB's Chief Executive Officer since August 1, 1999 and was a founding shareholder of our company. From August 28, 1998 to October 11, 2001, he also held the title of President. Prior to the founding of our company, Mr. Lymburner was President of Completely Mobile Inc., a cellular and wireless data company, from 1990 to 1995. In the 1980's, Mr. Lymburner held several management positions with responsibilities for advertising, purchasing, store management, sales management and strategic planning for Multitech Warehouse Direct, a national consumer electronics retail chain. Mr. Lymburner started his career as a Systems Engineer with IBM in 1978.

T. CHRISTOPHER BULGER is the Chairman and CEO of Megawheels Technologies Inc., an automotive advertising and retail technologies company. He was previously President and Chief Executive Officer of eLab Technology Ventures Inc., a venture capital firm associated with the Royal Bank of Canada, from December 1999 until December 2001. Mr. Bulger served as Executive Vice President of our company from September 1998 to December 1999 and Chief Financial Officer of our company from April 1996 to September 1998. Mr. Bulger was a partner with HDL Capital Corporation, a Toronto based merchant bank specializing in the venture capital sector from 1993 until 1999. He is currently a director of Megawheels. Mr. Bulger is a Chartered Financial Analyst (CFA) and holds an MBA from the European Institute of Business Administration (INSEAD).

PAUL GODIN is a private investor. From September 1999 to March 2001, Mr. Godin was the Chairman of The Art Vault International Limited. Aside from being one of the founding shareholders of our company, Mr. Godin was Chief Executive Officer of our company from August 28, 1998 to August 1, 1999, and Chairman of the Board of Directors from June 17, 1996 to June 14, 2000. Prior to the founding of our company in September, 1995, Mr. Godin was Senior Vice-President, Corporate Sales and Marketing for Completely Mobile Inc., a Canadian company which designed and implemented wireless data systems. He has an extensive marketing and management background spanning 20 years in retail and wholesale electronics and computer distributors.

JIM MOSKOS has been President of the ADB Technology Group since October 19, 1999. Mr. Moskos served as Vice President - Technology of our company from September 1997 to October 19, 1999. From September 1994 to

August 1997, Mr. Moskos was Senior Technology Manager for the Canadian Department of Indian Affairs and Northern Development responsible for setting the technical direction for all aspects of application development. Mr. Moskos was a recipient of the 1998 and 1996 Canadian Information Productivity Awards from Canadian Business Magazine, the 1995 Smithsonian Innovator Award for Information Technology, the 1995 Government Technology Achievement Award and is a two-time recipient of the Deputy Ministers Outstanding Achievement Award.

DAVID PAMENTER has been a partner in Gowling Lafleur Henderson LLP, a Canadian national law firm, since July 1, 1995. He is also a member of Gowlings' executive committee and the Toronto office management committee. Gowlings is one of the largest Canadian national law firms with a strong focus on advising technology companies. Mr. Pamenter also serves on the boards of a number of client companies and community groups.

JAN PEDERSEN was appointed President of our Norwegian Operations on October 11, 2001. Prior to that, Mr. Pedersen founded and acted as CEO of ADB Systemer ASA since 1988. He has broad software experience with clients such as Saga Petroleum, Statoil, BP Norway, Elf Petroleum, and the Norwegian Petroleum Directorate. Mr. Pedersen holds a Master of Science degree in Civil Engineering from the technical university in Trondheim, Norway.

KEN SEXTON has been Executive Vice-President and Chief Financial Officer of Peregrine Systems Inc. since June 25, 2002. From December 1998 to February 2002, he was Senior Vice President of Finance and Administration and Chief Financial Officer of Merant, an e-business software company. Prior thereto he was Chief Financial Officer of Intersolv, an enterprise software product company from 1991. From 1984 to 1991, he was the Controller and Chief Accounting Officer of Life Technologies Inc.

JEAN-PIERRE SOUBLIERE is the President of Anderson Soubliere Inc., an executive based consulting corporation. From January 1997 to March 1999, he served as President and COO of Alis Technologies, a language and translation solutions provider. Previously, Mr. Soubliere worked for 19 years with SHL Systemhouse, a provider of client/server systems integration and technology-outsourcing services, serving as President, SHL Systemhouse International from September 1993 to December 1996. He is very active in the Ottawa-Carleton region and in the high technology industry, serving as a member of several councils and boards. In 1998, he chaired the Canadian Federal Government's Ad Hoc Industry Advisory Committee on Electronic Commerce and participated in the OECD Conference on Electronic Commerce.

EXECUTIVE OFFICERS

(OTHER THAN MESSRS. LYMBURNER, MOSKOS AND PEDERSEN)

MARK WALLACE was appointed President on October 11, 2001. From November 1999 to October 2001, Mr. Wallace served as ADB's Chief Operating Officer. He was previously Executive Vice-President, General Counsel and Secretary of ADB. Prior to joining ADB in May 1999, Mr. Wallace was Vice-President, General Counsel and Secretary of AT&T Canada Corp. In that capacity, he was principal advisor to that company on all legal, regulatory and corporate governance issues, and served as corporate secretary to its board of directors. Mr. Wallace joined AT&T Canada in 1991. Prior to joining AT&T Canada, Mr. Wallace worked for 4 years in private practice as a corporate commercial lawyer.

AIDAN ROWSOME, ADB's Vice-President, Global Sales, has been with ADB since August 1999 when he joined as Managing Director, Europe. From June 1998 to July 1999, Mr. Rowsome was Chief Operations Officer for Nua Internet Consultancy, responsible for all project operations. Prior to that, Mr. Rowsome spent 8 years as General Manager, European Operations for Quarterdeck Corporation, now part of the Symantec Group. He previously acted as a consultant and Project Director to Telus, managing the merger of two of the largest ISPs in Alberta, Canada.

JOHN MACKIE joined ADB in November, 1999 as Vice President, General Counsel and Corporate Secretary. Prior to joining us, Mr. Mackie was Assistant General Counsel and Assistant Secretary for Imax Corporation. From August 1997 to June 1998, Mr. Mackie was a member of the legal department of AT&T Canada Long Distance Services Company (now AT&T Canada Corp.), serving as Associate General Counsel from January 1998 to June 1998.

Prior to August 1997, Mr. Mackie was an associate with the law firm of Fraser & Beatty (now Fraser Milner Casgrain).

                             EXECUTIVE COMPENSATION

The following table sets forth all compensation for each of the periods indicated paid to the Chief Executive Officer and the four highest paid executive officers of the Corporation, other than the Chief Executive Officer, who earned in excess of $100,000.

SUMMARY COMPENSATION TABLE

                                                                                         AWARDS            PAYOUTS
                                                                                ------------------------   -------
                                                ANNUAL COMPENSATION                          RESTRICTED
                                      ----------------------------------------   OPTIONS/    SHARES OR
                                                                  OTHER ANNUAL     SARS      RESTRICTED     LTIP      ALL OTHER
                                              SALARY     BONUS    COMPENSATION    GRANTED    SHARE UNITS   PAYOUT    COMPENSATION
NAME AND PRINCIPAL POSITION           YEAR     ($)        ($)       ($)/(1)/     (#)/(2)/        ($)         ($)          ($)
-----------------------------------   ----   --------   -------   ------------   ---------   -----------   -------   ------------
Jeffrey Lymburner..................   2001    317,987       Nil         12,720     271,875        Nil        Nil          Nil
CEO/(3)/                              2000    267,815       Nil          4,498      50,000        Nil        Nil          Nil
                                      1999    225,684       Nil            Nil      85,000        Nil        Nil          Nil

Mark Wallace.......................   2001    250,000       Nil         12,000     115,625        Nil        Nil          Nil
President/(4)/                        2000    250,000       Nil         12,000      37,500        Nil        Nil          Nil
                                      1999    112,750       Nil            Nil     212,500        Nil        Nil          Nil

James Moskos.......................   2001    250,000       Nil         12,000     115,625        Nil        Nil          Nil
President, Technology Group           2000    231,250       Nil         12,000      37,500        Nil        Nil          Nil
                                      1999    188,500       Nil         12,000     112,500        Nil        Nil          Nil

Peter Sprukulis....................   2001    205,276     2,953          4,000      37,500        Nil        Nil          Nil
Sr. VP, Sales & Marketing/(5)/        2000    175,000    10,000         12,000      37,500        Nil        Nil          Nil
                                      1999      9,138       Nil            Nil      75,000        Nil        Nil          Nil

Aidan Rowsome......................   2001    200,140    75,163         15,595      44,530        Nil        Nil          Nil
Vice-President, Global Sales/(6)/     2000    164,875    30,859             --      33,334        Nil        Nil          Nil
                                      1999     48,750        --             --      50,000        Nil        Nil          Nil

John Mackie........................   2001    170,000       Nil          9,000      30,000        Nil        Nil          Nil
VP, General Counsel and Corporate     2000    164,167    25,000          9,000      25,000        Nil        Nil          Nil
Secretary/(7)/                        1999     46,125    25,000            Nil      50,000        Nil        Nil          Nil

----------
(1)  Received on account of car reimbursement expenses.
(2) All numbers have been adjusted to reflect the two for one consolidation of ADB Shares in October, 2001.
(3) Mr. Lymburner's salary is U.S. $200,000. Mr. Lymburner also served as President from August, 1998 to October, 2001.
(4) Joined ADB on May 17, 1999. Mr. Wallace was Executive Vice President, General Counsel and Corporate Secretary from May 1999 to November 1999 and Chief Operating Officer from November 1999 to October, 2001.
(5) Joined ADB on December 13, 1999. Ceased to be an officer of ADB in April, 2001.
(6) Joined ADB as Managing Director, Europe in August 1999. Became ADB's Vice-President, Global Sales in October 2001.
(7)  Joined ADB on November 15, 1999.

Messrs. Lymburner, Wallace, Moskos, Pedersen and Rowsome have volunteered salary reductions in the 2002 calendar year, ranging from fifteen percent to fifty percent. These salary reductions took effect January 1, 2002. The salary reductions will not affect any severance entitlement for the individuals concerned.

The December 2001 option grants to these individuals (set out below) reflect the salary reductions, and vest monthly throughout 2002.

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

                                                                               MARKET VALUE OF
                                               % OF TOTAL                        SECURITIES
                          SECURITIES UNDER    OPTIONS/SARS                       UNDERLYING
                            OPTIONS/SARS       GRANTED TO      EXERCISE OR    OPTIONS / SARS ON
                              GRANTED         EMPLOYEES IN     BASE PRICE     THE DATE OF GRANT
                                (#)          FINANCIAL YEAR   ($ / SECURITY)    ($ / SECURITY)    EXPIRATION DATE
                          ----------------   --------------   -------------   -----------------   ---------------
Jeffrey Lymburner......             37,500              3.3%           2.62                2.62       2/6/04
                                   234,375             20.6%           0.64                0.64       12/4/03

Mark Wallace...........             37,500              3.3%           2.62                2.62       2/6/04
                                    78,125              6.9%           0.64                0.64       12/4/03

James Moskos...........             37,500              3.3%           2.62                2.62       2/6/04
                                    78,125              6.9%           0.64                0.64       12/4/03

Peter Sprukulis........             37,500              3.3%           2.62                2.62       2/6/04

Aidan Rowsome..........             44,530              3.9%           0.64                0.64       12/4/03

John Mackie............             30,000              2.6%           2.62                2.62       2/6/04

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

                                                                                         VALUE OF UNEXERCISED
                                                                                             IN-THE-MONEY
                                                                     UNEXERCISED          OPTIONS / SARS AT
                                                                  OPTIONS / SARS AT            FY-END
                          SECURITIES ACQUIRED   AGGREGATE VALUE        FY-END                    ($)
                              ON EXERCISE          REALIZED         EXERCISABLE /            EXERCISABLE /
NAME                              (#)              ($)/(1)/         UNEXERCISABLE            UNEXERCISABLE
-----------------------   -------------------   ---------------   -----------------      --------------------
Jeffrey Lymburner......           Nil                 Nil           172,500/234,375            Nil/Nil
Mark Wallace...........           Nil                 Nil            287,500/78,125            Nil/Nil
James Moskos...........           Nil                 Nil            187,500/78,125            Nil/Nil
Peter Sprukulis........           Nil                 Nil                   Nil/Nil/(2)/       Nil/Nil
Aidan Rowsome..........           Nil                 Nil             83,334/44,530            Nil/Nil
John Mackie............           Nil                 Nil               105,000/Nil            Nil/Nil

----------
(1) Aggregate value realized is calculated as the difference between market value at exercise and the exercise price.
(2)  All options held by Mr. Sprukulis expired prior to year end.

COMPENSATION OF DIRECTORS

During the financial year ended December 31, 2001, each of the non-executive directors received $20,000. Pat Bourke, who was Chairman of the Board prior to October 11, 2001, received $111,506. The directors presently receive no fees for meetings of the Board or committees of the Board which they attend and no fee for the signing of any resolution of directors or documents on behalf of the Corporation.

All directors are reimbursed for reasonable out-of-pocket travel and other expenses incurred by them in attending meetings of the Board or Committee meetings.

DIRECTORS AND OFFICERS LIABILITY INSURANCE

The Corporation currently maintains Directors and Officers liability insurance in the amount of $10,000,000 in the aggregate for the term May 1, 2002 to May 1, 2003. All directors are entitled to full reimbursement for director liability without deduction. There is a deductible of $100,000 ($250,000 for a Securities Claim) for each claim against the Corporation out of which the claim for reimbursement by individual directors arises. The aggregate annual premium for the policy is $204,000. No director or officer will pay any portion of this premium.

PERFORMANCE GRAPH

The following graph of the Corporation's accumulated total shareholder return on the common shares of the Corporation during the period from formation of the Corporation on January 9, 1997 until December 31, 2001 with the accumulated return of the TSE 300 stock index for the same period, assuming a $100 investment and the reinvestment of all dividends. The common share price for performance as set out in the graph below does not necessarily indicate future price performance.

[GRAPHIC APPEARS HERE]

(1) The TSE 300 Total Return Index is compiled by The Toronto Stock Exchange and consists of a market weighted index of 300 issues on The Toronto Stock Exchange.

COMPOSITION OF MANAGEMENT RESOURCES AND COMPENSATION COMMITTEE

During the financial year ended December 31, 2001, the Management Resources and Compensation Committee (the "Committee") of the Corporation consisted of Pat Bourke, Christopher Bulger and Paul Godin until October 11, 2001 and Christopher Bulger, Paul Godin and John Reynolds following.

REPORT ON EXECUTIVE COMPENSATION

The Committee is responsible for: (a) recommendations to the Board regarding the appointment or removal of executives officers, reviewing the performance of executive officers and fixing their compensation; and (b) establishing incentive policies for the Corporation and overseeing its stock option plan. The Committee also reviews other compensation, performance, and succession matters within the Corporation from time to time, including the compensation of directors. The Committee approves the design of, assesses the effectiveness of, and administers executive compensation programs in support of compensation policies.

The Committee is committed to implementing a compensation program that furthers the Corporation's objectives. The program includes the review and implementation of programs with respect to: (a) total compensation which strengthens the relationship between pay and performance; and (b) compensation opportunities that enhance the Corporation's ability to attract, retain and encourage the development of knowledgeable, experienced and capable management and employees.

Salaries

Base salaries for executive positions are determined in relation to the person's duties and responsibilities, the skill and knowledge required for such position and competitive market rates. Base salaries are targeted at competitive levels and are adjusted by the Committee to recognize varying levels of responsibility, prior experience, knowledge, performance and the market rates for such individuals.

Short-Term Incentives

Except for sales employees who are entitled to a bonus based on the achievement of revenue targets and the Management Incentive Plan described below, stock options are the only incentive compensation for executives and employees of the Corporation (see "Long-Term Incentives" below).

The Board of Directors have established incentive plans for executives of the Corporation. For the 2002 financial year, participating executives will be eligible for bonuses based on achievement of revenue and expense targets established by the Board. This Plan was established to incent and reward executives for achieving the Corporation's targets, and is necessary in the view of the Committee to address retention issues in light of market volatility in 2001 and 2002 and the impact of same on stock option grants.

Long-Term Incentives

Long-term incentives in the form of stock options are provided to directors, officers and employees, to address the Corporation's goals of attracting and retaining capable management and employees and providing total compensation competitive with the Corporation's competitors. The use of stock options is designed to create shareholder value over the long-term by encouraging equity ownership in the Corporation by such persons.

When awarding long-term incentives, the Committee considers levels of responsibility, skills and knowledge, prior experience and individual performance criteria.

2002 Outlook

It is the expectation of the Committee that executive and employee retention will continue to be a significant concern in 2002, due to economic and market conditions. The Committee believes that human resources are one of the most valuable assets of the Corporation, and will continue to closely monitor compensation in that regard.

Submitted on behalf of the Committee.

Christopher Bulger (Chairman)
Paul Godin
John Reynolds

        INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

No person who is, or at anytime during the most recently completed financial year was, a director, executive officer or senior officer of the Corporation or any proposed management nominee for election as a director of the Corporation, or any associate of any such director, officer or proposed management nominee is or has been indebted to the Corporation at any time during the last completed financial year.

                 INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

Other than the transactions referred to herein, there have been no transactions since the beginning of the Corporation's last completed financial year or any proposed transaction, which have materially affected or would materially affect the Corporation in which any director or senior officer of the Corporation, any proposed management nominee for election as a director of the Corporation, any person or company who owns of record, or is known by the Corporation to own beneficially, directly or indirectly, more than 10% of any class of securities of the Corporation, or any associate or affiliate of any of the foregoing persons or companies has a direct or indirect interest.

In October, 2001, the Corporation acquired ADB Systemer ASA of Sola, Norway. Messrs. Jan Pedersen, John Reynolds and Martin Bekkeheien were all shareholders of ADB Systemer, and officers or directors. At the time of the acquisition, none of these individuals were directors, officers or shareholders of the Corporation. Following the acquisition, Messrs. Reynolds and Bekkeheien were directors of the Corporation and Mr. Pedersen has been an officer and, more recently, a director of the Corporation.

                              MANAGEMENT CONTRACTS

Jeffrey Lymburner entered into a non-competition and salary protection agreement with the Corporation dated February 21, 1997, which provides, among other things, that he: (i) will not compete with the Corporation for a period of 12 months, which may be extended by the Corporation to 24 months, following the termination of his employment with the Corporation, in consideration of which the Corporation will pay his full annual salary during such period; and (ii) if his employment with the Corporation is terminated other than by reason of death, disability or cause (as such terms are defined in such agreements), the Corporation will continue to pay his full annual salary for 12 months (or 24 months if the Corporation exercises its option to extend the non-competition restrictions for 24 months) following the date of termination.

Mark Wallace, the President of the Corporation, has entered into a written agreement with the Corporation which provides, among other things, that in the event of termination of employment other than by death, disability or cause, his previous 12 months salary level is guaranteed for 12 months following termination.

Jan Pedersen, the President of ADB Systemer has entered into a two-year employment agreement with the Corporation which provides for payment of 12 months salary in the event of termination of employment other than by death, disability, or cause. Under the agreement, Mr. Pedersen is entitled to an annual retention bonus of $100,000.

                   STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Toronto Stock Exchange (the "TSX") has implemented rules requiring annual disclosure of corporate governance practices by corporations having shares listed on the TSX. A statement of such practices must be included in the annual report or information circular. The Corporation's directors have adopted and are guided by the following corporate governance practices which management believes are in compliance with TSX recommended procedures.

BOARD RESPONSIBILITIES

The Board of Directors has responsibility to oversee and direct the affairs of the Corporation in the best interests of all shareholders in conformity with all applicable legal, accounting and reporting requirements.

Strategic Planning and Managing Risk

The Board participates in and considers strategic planning and associated business risks, and if deemed appropriate, adopts plans developed by Management. Management has primary responsibility for developing such strategic plans.

Succession Planning and Senior Management

The Board takes responsibility for appointing those members of senior management who become officers of the Corporation. Management of the Corporation makes recommendations to the Board as to various senior management positions for their consideration and appointment.

Communications Policy

The Board and Management have established policies and procedures to ensure effective corporate communications between the Corporation, its shareholders, other stakeholders and the public. These practices include the dissemination of information to shareholders on a regular and timely basis. As such, shareholders are fully informed of the activities of the Corporation, thus facilitating feedback from shareholders which can be considered by the Board and Management when making business decisions.

The Board of Directors and each Committee meets quarterly and as otherwise required to discuss and/or approve relevant matters.

During the year ended December 31, 2001, the Corporation's Board of Directors held 12 meetings. Each of the directors attended by person or by telephone 11 of the meetings except one director who attended by person or by telephone 8 meetings. Each of the directors attended by person or by telephone all meetings of committees of the Board of which such director was a member.

INDEPENDENCE OF THE BOARD OF DIRECTORS

Seven directors of the Board were unrelated directors in 2001 (those independent from management or any significant controlling shareholders). Five of the directors referenced herein are unrelated.

RECRUITMENT AND ASSESSMENT OF DIRECTORS

The Board believes that its proposed membership and size are appropriate to carry out its duties effectively and efficiently and to provide a diversity of views and experiences.

In accordance with applicable Ontario corporate law, a majority of the board members and of each Committee of the Board, must be resident Canadians, subject to certain exceptions.

Directors have been, and may in the future be, granted incentive stock options to encourage their serving on the Board, to afford them the opportunity to be compensated appropriately, and to provide directors with an equity stake in the Corporation.

The Board intends to establish a formal process to assess the performance of the Board and the contribution of individual directors.

COMMITTEES

                                                   MANAGEMENT RESOURCES AND
NAME                                   AUDIT              COMPENSATION        CORPORATE GOVERNANCE
------                             -------------   ------------------------   --------------------
Chris Bulger....................                        X (Chairman)
Paul Godin......................                              X                        X
Jeff Lymburner..................
Jim Moskos......................
David Pamenter..................         X                                        X(Chairman)
Jan Pedersen....................
Ken Sexton......................    X (Chairman)              X
Jean-Pierre Soubliere...........         X

The three committees of the Board are the Audit Committee, Management Resources and Compensation Committee, and the Corporate Governance Committee.

The Audit Committee, all of whose members are unrelated, meets with Management and the Corporation's auditors on a periodic basis, before the release of quarterly results and before submission of the Corporation's annual financial statements to the Board. The Committee is responsible for the review and assessment of the audit practices and internal controls of the Corporation, inquiry of the auditors as to cooperation in access and disclosure by Management and the ultimate approval of the Corporation's annual financial statements for submission to the Board and to the shareholders.

The Management Resources and Compensation Committee is responsible for recommendations to the Board regarding the appointment or removal of executive officers, reviewing the performance of the executive officers and fixing their compensation. The committee is also responsible for administering the stock option plan of the Corporation and ensuring that salary and benefit programs are continuously suitable for acquiring, retaining and motivating employees.

The Corporate Governance Committee, all of whose members are unrelated, oversees the implementation of the governance guidelines enunciated above and, where it deems appropriate, will develop modifications to same.

CORPORATE GOVERNANCE

The Corporate Governance Committee considers matters relating to corporate governance as described above.

DECISION MAKING

Matters which may be said to be of purely operational nature are routinely developed and undertaken by Management, subject to submission to the Board for approval in due course, if they will impact materially on corporate performance.

ENGAGEMENT OF OUTSIDE ADVISORS

Individual directors can engage outside advisors with the authorization of the Board.

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION

The selected financial data set forth below should be read in conjunction with, and is qualified by reference to, ADB's consolidated financial statements and the related notes therein, and the section "Management's Discussion and Analysis" included elsewhere in this Information Circular. The consolidated statement of operations data for the years ended December 31, 2001, 2000 and 1999 and consolidated balance sheet data as of December 31, 2001 and 2000, as set forth below, are derived from ADB's consolidated audited financial statements and the related notes included elsewhere in this Information Circular. The consolidated statement of operations data for the years ended December 31, 1998 and 1997 and the consolidated balance sheet data as at December 31, 1999, 1998 and 1997 have been derived from ADB's consolidated audited financial statements for those years, which are not included in this Information Circular.

ADB has prepared its audited financial statements in accordance with Canadian generally accepted accounting principles, which differ in certain respects from accounting principles generally accepted in the United States. However, as applied to ADB, for all fiscal periods for which financial data is presented in this Information Circular, Canadian GAAP and U.S. GAAP were substantially identical in all material respects, except as disclosed in Note 17 of ADB's consolidated financial statements.

Historical results are not necessarily indicative of results to be expected for any future period.

STATEMENTS OF OPERATIONS DATA:

                                                                       YEAR ENDED DECEMBER 31
                                           ----------------------------------------------------------------------------
                                              2001          2001          2000         1999         1998        1997
                                           ----------   ------------   ----------   ----------   ----------   ---------
                                             (CDN$)     (U.S.$)(1)       (CDN$)       (CDN$)       (CDN$)       (CDN$)
                                                                               (AUDITED)
                                                               (IN THOUSANDS EXCEPT FOR PER SHARE DATA)
Revenue.................................        4,455          2,797       12,497       31,001       20,001       2,619
  Less: Customer Acquisition Costs......          (60)           (38)        (157)           -            -           -
Net Revenue.............................        4,395          2,759       12,340       31,001       20,001       2,619
Expenses
  Direct expenses.......................            -              -       11,460       26,696       19,361       2,916
Advertising and promotion...............            -              -        5,040       11,870       12,594       2,521
General and administrative..............        7,622          4,786       16,236       12,405        5,751       3,157
Sales and marketing.....................        4,040          2,537        3,161            -            -           -
Software development and technology.....        3,691          2,318        1,802        1,001          889         661
Depreciation and amortization...........        1,572            987        1,130          621          201         122
Interest (income).......................         (345)          (217)        (467)        (767)         (88)        (33)
Total expenses..........................       16,580         10,411       38,362       51,826       38,708       9,344
Loss from operations....................      (12,185)        (7,651)     (26,022)     (20,825)     (18,707)     (6,725)
Net Loss................................      (18,714)        11,751      (20,366)     (20,825)     (18,707)     (6,725)
Loss per common share/(2)/..............        (0.64)         (0.40)       (0.76)       (0.84)       (1.58)      (1.10)

Weighted average number of common
 shares/(2)/............................       29,130         29,130       26,844       24,792       11,910       6,150

BALANCE SHEET DATA:/(3)/

                                                                            AS AT DECEMBER 31
                                           ----------------------------------------------------------------------------
                                              2001          2001          2000         1999         1998        1997
                                           ----------   ------------   ----------   ----------   ----------   ---------
                                             (CDN$)     (U.S.$)/(1)/     (CDN$)       (CDN$)       (CDN$)       (CDN$)
                                                                                 (AUDITED)
                                                                               (IN THOUSANDS)
Working capital.........................        3,115          1,956       13,671       21,523       17,929       5,088
Total assets............................       10,592          6,651       20,801       36,743       21,047       6,886
Long-term Deferred Revenue..............           33             21        1,185        1,289            -           -
Shareholders equity.....................        8,014          5,032       15,860       28,985       18,622       5,563

(1) Convenience translation into U.S. $. See Note 21 of our consolidated financial statements.
(2) In October 2001, the ADB's shareholders approved a 2 for 1 share consolidation. All per share amounts have been adjusted retroactively to reflect the consolidation. See Note 6(b) of ADB's consolidated financial statements for a discussion regarding the calculation of common shares outstanding and loss per common share.
(3)  ADB has not paid dividends since its formation.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with ADB's Consolidated Financial Statements and the related notes included therein. In addition to historical information, the following discussion contains certain forward-looking statements that involve known and unknown risks and uncertainties.

HISTORY AND OVERVIEW

Since 1988, ADB Systemer ASA has had a successful track record of providing enterprise asset management (EAM) solutions to organizations in the oil and gas and public sectors. In October of 2001, ADB Systemer was acquired by Bid.Com, a leading provider of dynamic pricing solutions.

As a combined entity, we operate as ADB Systems International Inc. ("ADB"), with offices in Toronto (Canada), Tampa (U.S.), Dublin (Ireland), London (U.K.) and Stavanger (Norway).

COMPARISON OF YEARS ENDED DECEMBER 31, 2001 AND DECEMBER 31, 2000

ACQUISITION OF ADB SYSTEMER ASA. On October 11, 2001, ADB acquired substantially all of the shares of ADB Systemer, a Norway-based provider of enterprise asset management and electronic procurement software.

The acquisition of ADB Systemer resulted in a significant broadening of our product offerings, customer base, and ability to penetrate new markets. The cost of the acquisition was $13.762 million, including a $2.293 million cash outlay. Approximately 93 per of the purchase price was attributed to software and related intellectual property and goodwill, valued at $3.383 million and $9.476 million respectively.

In 2001, the acquisition contributed $818,000 in revenue and improved expense control through the integration and restructuring of worldwide operations.

With the adoption of new standards in accounting for business combinations and goodwill, ADB was required to test the fair value of the goodwill against its carrying value. It was determined that a goodwill impairment of $9.476 million be recorded. This impairment charge represents a non-cash expense. As a result of the new accounting standards, no future goodwill amortization expense will be required to be recorded.

NET INCOME (LOSS). ADB's net loss for the year ended December 31, 2001 was $18.714 million, an improvement of 8.1 percent over the net loss of $20.366 million reported for the year ended December 31, 2000. Excluding items outside of the normal course of operations, ADB's loss was $12.185 million, as compared to $26.022 million in 2000, an improvement of 53.2 percent. This improvement is a result of significant cost-reduction measures as well as ADB's exit from business to consumer retail activities.

This year represented a full year of operations under a business-to-business model of software licensing and related services. The revised business model resulted in significantly lower revenues and lower losses from operating activities. An organization-wide restructuring plan during the year resulted in significant cost savings in general and administrative expenses, with minimal impact on revenue and technology-related activities.

As compared to 2000, ADB experienced a net savings of $8.614 million in general and administrative expenses, largely as a result of corporate-wide restructurings. A portion of these savings were re-invested in areas that are expected to support future growth, notably $879,000 in additional sales and marketing expenses and $1.889 million in additional software development and technology expenses.

REVENUE. Revenue is derived from software licensing and related services from consulting, implementation, application hosting, training, maintenance and support activities. Prior to October 24, 2000, revenue also includes on-line retail sales of merchandise and associated shipping revenue.

Revenue declined to $4.455 million for the year ended December 31, 2001 from $12.497 million for the year ended December 31, 2000, representing a decline of
64.4 percent. The decline in revenue resulted from ADB's exit from on-line retail operations in 2000.

ADB's revenue from software licensing and related services improved to $4.455 million for the year ended December 31, 2001 from $2.402 million for the year ended December 31, 2000, an increase of 85.5 percent. This improvement is attributable to ADB's reduced focus on retail operations, the addition of the operations of ADB Systemer in October 2001, and the termination of several customer agreements during the year that resulted in the acceleration of deferred revenue. ADB's retail operations generated $10.095 million of total revenue for the year ended December 31, 2000.

Revenue outside North America was $1.634 million for the year ended December 31, 2001, compared to $86,000 for the year ended December 31, 2000, an increase of 1800 percent. Sales penetration of our Ireland and UK operations and the acquisition of ADB Systemer contributed to the significant increase in revenue outside North America.

With the acquisition of ADB Systemer, ADB anticipates that revenue outside North America will account for the majority of our revenue in 2002, with reliance on European clients, particularly Norwegian, lessening over time.

CUSTOMER ACQUISITION COSTS. Customer acquisition costs reflect non-cash expenses incurred in securing customer agreements. Specifically, these costs represent the calculated value of share purchase warrants issued to GE Capital in return for certain contracts using the Cox-Rubinstein binomial valuation model.

For the year ended December 31, 2001, these costs amounted to $60,000. In 2000, the costs amounted to $157,000. The decrease was the result of our decline in share price, which reduced the fair value of the share purchase warrants. The GE warrants have now been fully expensed.

GENERAL AND ADMINISTRATIVE. General and administrative expenses include, primarily: all salaries and related expenses (including benefits and payroll taxes) other than fees to independent contractors for research and development, technology staff compensation (which is included in software development and technology expenses), and sales and marketing staff compensation (which is included in sales and marketing expenses); occupancy costs; foreign exchange gains or losses; professional fees; insurance; investor relations; regulatory filing fees; and travel and related costs.

General and administrative expenses dropped to $7.622 million for the year ended December 31, 2001, as compared to $16.236 million for the year ended December 31, 2000, a decline of 53.1 percent.

As indicated previously, the organization-wide restructuring plan implemented during the year resulted in substantial reductions in headcount and related office overheads. Savings from reduced headcount as a result of these measures totalled $2.725 million. A rationalization of professional fee and investor relations budgets through greater reliance on internal staff resulted in $2.245 million in savings notwithstanding reductions in headcount. A decrease in share purchase warrant and bad debt expenses resulted in an additional $1.514 million in savings. The balance of the savings were attributable to lower travel costs, occupancy costs, and the closure of the Australian, New York, and Sacramento offices.

SALES AND MARKETING. Sales and marketing costs include all salaries and related expenses of sales and marketing personnel as well as business development expenses such as advertising, sales support materials, and trade show costs. For the year ended December 31, 2001, sales and marketing costs amounted to $4.040 million, as compared to $3.161 million for 2000, an increase of 27.8 percent. This increase is attributable to higher staffing levels in the sales department combined with increased tradeshow and lead generation activities in the first three quarters of 2001.

SOFTWARE DEVELOPMENT AND TECHNOLOGY. Software development and technology expenses consist of costs associated with acquired and internally developed software, and research and development expenses, including fees to independent contractors and salaries and related expenses of personnel engaged in these activities.

Software development and technology expenses increased to $3.691 million for the year ended December 31, 2001 from $1.802 million for the year ended December 31, 2000, an increase of 104.8 percent. The increase in software development expenses was largely attributable to the development of Dyn@mic Buyer version
2.0 (a second release of our sourcing solution), custom work for clients, and development relating to Dyn@mic Seller, ADB's sell-side solution.

Salary expense for technology-related personnel increased $1.388 million over 2000, partly as a result of capitalization of $541,000 of core software development costs in 2000, and increased hiring to further software development, service clients, and decreased reliance on non-employee development consultants. The acquisition of ADB Systemer in the fourth quarter resulted in an additional $473,000 in technology-related costs.

A significant portion of the 2000 software development and technology expense was borne in the fourth quarter of 2000, when virtually all of such resources were dedicated to ADB's software and services activities. During the second and third quarters of fiscal 2000, a significant amount of time and expense was devoted to development of core technology for customer applications and as a result we capitalized $286,000 of software development expense in the second quarter and $255,000 in the third quarter of 2000. ADB did not capitalize any core software development in the fourth quarter of 2000.

DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense was $1.572 million for the year ended December 31, 2001 as compared to $1.130 million for the year ended December 31, 2000, an increase of 39.1 percent. This increase was primarily due to the depreciation in the fourth quarter of 2001 of certain software acquired as a result of the ADB Systemer acquisition.

DIRECT EXPENSES. Direct expenses related solely to our retail operations, and reflected negotiated reserve prices with vendors for the supply of goods sold by ADB prior to October 24, 2000.

Direct expenses were $11.460 million (113.5 percent of retail revenue) for the year ended December 31, 2000. No direct expenses were incurred in 2001.

ADVERTISING AND PROMOTION. Advertising and promotion expenses related to retail operations and consisted primarily of advertising and marketing fees, promotional pricing expenses, and expenses paid to marketing partners from which ADB purchased advertising space. Advertising and promotional expenses did not include salaries and related expenses of ADB's sales and marketing personnel which were included in sales and marketing costs.

No advertising and promotional expenses related to retail operations were incurred in 2001.

INTEREST INCOME. Interest income reflects interest from investments in cash and marketable securities.

Interest income was $345,000 for the year ended December 31, 2001, as compared to $467,000 for the year ended December 31, 2000, a decline of 26.1 percent. This decline was largely attributable to lower cash and money market funds on hand in 2001 and decreasing interest rates.

REALIZED GAINS AND LOSSES ON DISPOSAL OF MARKETABLE SECURITIES AND STRATEGIC INVESTMENTS, AND RECOVERY OF ASSETS. Realized gains on disposal of marketable securities and strategic investments amounted to $6.722 million for the year ended December 31, 2001, compared to $20.946 million for the year ended December 31, 2000. These gains are outside of the normal course of operations but are not considered extraordinary items.

The disposal of ADB's equity position in Point2 Internet Systems Inc. (amounting to a net gain of $2.249 million) coupled with a realized gain on the disposal of America Online Inc. (AOL) shares (a net gain of $3.656 million) accounted for most of the gain in 2001. ADB also recovered a $811,000 receivable from Point2 that had been provided for in 2000.

In 2000, the gain relates primarily to the disposal of ADB's strategic investment in Quack.com. As a result of AOL's acquisition of Quack.com, ADB converted our $1.221 million investment in Quack.com into shares of AOL valued at $21.918 million, effective August 31, 2000. ADB realized further gains of $249,000 in association with the disposal of some shares of AOL in the fourth quarter of 2000.

UNREALIZED GAINS AND LOSSES ON REVALUATION OF MARKETABLE SECURITIES AND STRATEGIC INVESTMENTS, AND PROVISION FOR IMPAIRMENT OF ASSETS. Unrealized gains and losses on marketable securities and strategic investments, and provisions for impairment of assets are the result of an assessment by management as to the recoverability of the value of certain assets and are not realized losses. Unrealized losses are outside the normal course of operations but are not considered extraordinary.

Unrealized losses for the year ended December 31, 2001 were $2.435 million, compared to $11.697 million for the year ended December 31, 2000. ADB conducts an assessment of its strategic investment portfolio at the end of each fiscal period by analyzing the financial performance of the companies ADB invested in as well as general market conditions. In 2001, ADB recorded impairment provisions totalling $1.528 million compared to $5.600 million in

2000. As ADB's investments are all in companies in the technology sector, the market performance of these holdings has been dramatically affected by economic conditions.

In 2000, ADB revalued our marketable securities, which were largely comprised of shares of AOL, resulting in an adjustment of $4.846 million to reflect market value.

ADB also reviewed its investment in Point2 and provided $802,000 in 2000 for a receivable from Point2. In May, 2001, ADB sold its equity interest in Point2 to the management of Point2 for $2.603 million in cash.

RESTRUCTURING CHARGES. In April and September, 2001 ADB implemented cost-reduction measures intended to ensure future viability. The $959,000 in restructuring charges for 2001 relate to these staff reductions and associated measures. There were no such charges in 2000.

RETAIL ACTIVITIES SETTLEMENT. Although ADB ceased its on-line operations in October of 2000, it has since experienced a supplier issue relating to those prior years. This amount totalled $381,000, all of which was disbursed in the first half of 2001. These amounts were not previously anticipated.

GOODWILL IMPAIRMENT. ADB acquired ADB Systemer in October of 2001 for a total consideration of $13.762 million. Of this amount, $9.476 million was attributed to goodwill. With the adoption of new accounting standards for business combinations and goodwill, ADB was required to test the fair value of the goodwill against its carrying value. It was determined that a goodwill impairment loss of $9.476 million be recorded. This impairment charge is a non-cash expense, and no future goodwill amortization expense will be recorded.

In 2000, ADB reviewed its investment in Point2, and determined that the goodwill associated with this investment had become impaired. As a result, ADB recorded a goodwill impairment provision of $3.593 million. In May, 2001, ADB sold its equity interest in Point2 to the management of Point2 for $2.603 million in cash.

COMPARISON OF YEARS ENDED DECEMBER 31, 2000 AND DECEMBER 31, 1999

NET INCOME (LOSS). ADB's net loss declined to $20.366 million for the year ended December 31, 2000 from $20.825 million for the year ended December 31, 1999, a reduction of 2.2 percent. Before items outside of the normal course of operations, ADB's loss in 2000 was $26.022 million, as compared to $20.825 million in 1999, a worsening of 25.0 percent. The increase in operational loss was largely the result of investments in infrastructure, sales and marketing, and software development to support the future growth of the Company as a business-to-business software provider.

REVENUE. Overall revenue declined to $12.497 million for the year ended December 31, 2000 from $31.001 million for the year ended December 31, 1999, a decline of
59.7 percent. The decline in revenue was the result of ADB's planned exit from on-line retail operations, which commenced in the second quarter of 2000 and continued through to the fourth quarter.

ADB's retail operations generated $10.095 million of total revenue for the year ended December 31, 2000 and $26.590 million for the year ended December 31, 1999. As stated above, this decline in revenue was the result of ADB's planned exit from its on-line retail operations.

ADB's revenue from software licensing and related services totalled $2.402 million for the year ended December 31, 2000 and $4.411 million for the year ended December 31, 1999. The higher level in 1999 was the result of two significant software licensing arrangements signed in fiscal 1999 that did not recur in fiscal 2000 and a change in ADB's software delivery model from a licensed offering to a hosted offering. Substantially all of ADB's revenue was earned in North America in 2000, and 1999.

CUSTOMER ACQUISITION COSTS. For the year ended December 31, 2000, these costs amounted to $157,000. There were no customer acquisition costs for 1999.

GENERAL AND ADMINISTRATIVE. General and administrative expenses increased to $16.236 million for the year ended December 31, 2000 from $12.405 million for the year ended December 31, 1999, an increase of 30.9 percent. The increase in general and administrative expenses included additional expenses related to the opening of sales offices in Sacramento and New York and the continued build-up of operations in Ireland, which we opened in 1999. ADB also experienced a significant increase in staffing, primarily associated with the expansion of its software licensing and related service activities. For the year ended December 31, 2000, ADB also recorded a non-recurring charge of $1.0 million primarily related to strategic consulting costs.

SALES AND MARKETING. For the year ended December 31, 2000, sales and marketing costs amounted to $3.161 million. In 2000, ADB began building its sales and marketing infrastructure to support business-to-business activities, resulting in the hiring of sales and marketing personnel and the production of marketing materials.

SOFTWARE DEVELOPMENT AND TECHNOLOGY. Software development and technology expenses increased to $1.802 million for the year ended December 31, 2000 from $1.001 million for the year ended December 31, 1999, an increase of 80.0 percent. The increase in software development expenses was largely attributable to development of core and non-core software to improve scalability, functionality, and deployability in the software-licensing environment. A significant portion of the 2000 software development and technology expense was borne in the fourth quarter of 2000, when virtually all of such resources were dedicated to business-to-business activities. Fourth-quarter software development expenses were $817,000, or 45.3 percent of total software expense for the year. During the second and third quarters of fiscal 2000, a significant amount of time and expense was devoted to development of core technology for customer applications and as a result we capitalized $286,000 of software development expense in the second quarter and $255,000 in the third quarter of 2000. ADB did not capitalize any core software development in the fourth quarter of 2000.

DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense was $1.130 million for the year ended December 31, 2000 as compared to $621,000 for the year ended December 31,1999, an increase of 82.0 percent. This increase was primarily due to a full year of amortization of goodwill as a result of ADB's investment in Point2, amortization of capitalized core software development costs as well as a significant increase in server equipment and computers acquired to enhance the infrastructure supporting our business-to-business activities.

DIRECT EXPENSES. Direct expenses were $11.460 million (113.5 percent of retail revenue) for the year ended December 31, 2000 as compared to $26.696 million (100.4 percent of retail revenue) for the year ended December 31, 1999. The decline in direct expenses was attributable to ADB's exit from its on-line retail operations in 2000.

ADVERTISING AND PROMOTION. Advertising and promotion expenses were $5.040 million for the year ended December 31, 2000 as compared to $11.870 million for the year ended December 31, 1999, a decrease of 57.5 percent. As a percentage of on-line retail revenue, advertising and promotion expenses were 49.9 percent of retail revenue in 2000 as compared to 44.6 percent of retail revenue in 1999. The higher proportion of advertising and promotion expenses to revenues for 2000 was directly attributable to our obligation to meet fixed advertising commitments even while terminating retail activities. Advertising and promotion expenses for the year ended December 31, 2000 included $558,000 attributable to promotional pricing and $946,000 for expenses related to a marketing agreement with AOL, which ceased on March 31, 2000. Advertising and promotion expenses for the year ended December 31, 1999 include $4.044 million attributable to promotional pricing expenses and $3.548 million for expenses related to AOL.

INTEREST INCOME. Interest income was $467,000 for the year ended December 31, 2000, as compared to $767,000 for the year ended December 31, 1999, a decrease of 39.1 percent. This decrease was largely attributable to lower cash and money market funds on hand in 2000.

REALIZED GAINS AND LOSSES ON DISPOSAL OF MARKETABLE SECURITIES AND STRATEGIC INVESTMENTS, AND RECOVERY OF ASSETS. Realized gains on disposal of marketable securities and strategic investments amounted to $20.946 million for the year ended December 31, 2000, with no comparative balance for the prior year. This amount includes the disposal of ADB's strategic investment in Quack.com. As a result of AOL's acquisition of Quack.com, ADB converted our $1.221 million investment in Quack.com into shares of AOL valued at $21.918 million, effective August 31, 2000. ADB realized further gains of $249,000 in association with the disposal of some shares of AOL in the fourth quarter of 2000.

UNREALIZED GAINS AND LOSSES ON REVALUATION OF MARKETABLE SECURITIES AND STRATEGIC INVESTMENTS, AND PROVISION FOR IMPAIRMENT OF ASSETS. Unrealized losses for the year ended December 31, 2000 were $11.697 million, with no comparative balance for the prior year.

ADB conducted an assessment of its strategic investment portfolio at December 31, 2000 by analyzing the financial performance of the companies ADB invested in as well as general market conditions and concluded that an impairment provision of $5.600 million was necessary.

ADB also revalued our marketable securities at December 31, 2000, which were largely comprised of shares of AOL resulting in an adjustment of $4.846 million to reflect market value. Subsequent to the end of the year, ADB disposed of a substantial portion of our shares in AOL and realized a gain of $3.656 million.

In addition, at December 31, 2000, ADB also reviewed our investment in Point2, and it was determined that the recoverability of funds loaned to Point2 was in doubt. As a result, a provision of $802,000 was recorded for a receivable from Point2.

GOODWILL IMPAIRMENT. At December 31, 2000, the Company reviewed its investment in Point2, and it was determined that the goodwill associated with this investment had become impaired. As a result, ADB incurred an impairment provision of $3.593 million for the goodwill.

CRITICAL ACCOUNTING POLICIES

The accounting policies followed by ADB have a critical effect on the financial reporting of ADB. These policies involve complex judgments and estimates which affect the amount of revenue recognized, the recognition and amortization of assets and liabilities and the recoverability of assets. The valuation and recoverability of assets is generally based on the projected cash flows from these assets. These significant accounting policies are discussed in Notes 2 and 17 of the financial statements. ADB does not have any off-balance sheet special purpose entities.

LIQUIDITY AND CAPITAL RESOURCES

FUNDING (OVERVIEW). ADB has been funded to date primarily through a series of private placements of equity, sales of equity to and investments from strategic partners, gains from investments, option exercises and cash flow from operations. ADB has received aggregate net proceeds of $78.2 million from equity financing and have realized $23.7 million in gains on investment disposals.

FUNDING (1999). On September 30, 1999, ADB issued 1,854,678 special warrants at a price of $9.25 per warrant which were exchangeable into 1,854,678 common shares and 1,854,678 share purchase warrants for no additional consideration. Gross proceeds were $17,155,772 from which was deducted commission of $857,789 (five percent) and estimated expenses of approximately $250,000 to yield net proceeds of $16,047,983. The share purchase warrants expired on September 30, 2001.

FUNDING (2000). In June 2000, ADB issued to Acqua Wellington Value Fund Ltd. a total of 900,790 common shares and common share purchase warrants to purchase 360,316 common shares, for proceeds of U.S. $2.1 million. ADB sold the common shares and warrants to Acqua Wellington in units, at a purchase price of US$2.3313 per unit. Each unit was comprised of one common share and four-tenths (0.40) of a common share purchase warrant. Each whole warrant was exercisable to acquire one common share for two years at an exercise price of US$2.68 per warrant (one-half warrant at U.S. $5.36 post-consolidation). The purchase price was determined based on a formula tied to the market price of common shares during the 15 day trading period ended June 8, 2000.

On August 31, 2000, ADB exchanged its shares in Quack.com Inc., which had a cost of $1.221 million, for shares in AOL valued at $21.918 million, resulting in a gain of $20.697 million. During 2000 and 2001, ADB liquidated some of its shares in AOL to fund operations. In January 2002, ADB liquidated the remainder of our AOL holdings.

FUNDING (2001). During 2001, ADB continued to liquidate its AOL position to fund operations. In addition, ADB disposed of its equity position in Point2 for $2.603 million and recovered a $811,000 receivable from Point2 that had been provided for in 2000.

In October 2001, with the acquisition of ADB Systemer, ADB paid $2.293 million in cash to the shareholders of ADB Systemer in connection with the acquisition. As a result of that acquisition, ADB acquired $811,000 of cash held by ADB Systemer at the time of acquisition.

FUNDING (2002). On April 24, 2002, ADB entered into an agreement with Stonestreet LP for a $1.1 million private placement. On April 25, 2002, ADB issued 3.3 million common shares at US $0.21 per share and warrants exercisable into 1 million common shares at US $0.35 per share. The warrants have a term of three years. With this additional funding in place, ADB anticipates that it has sufficient funds to continue operations through 2002.

CAPITAL ASSETS. Additions to capital assets for the year ended December 31, 2001 were $317,000 primarily related to computer hardware and server equipment. For the year ended December 31, 2000, additions totalled $1.426 million, primarily for computer hardware and server equipment associated with building infrastructure to support business-to-business activities. During 1999 ADB invested $693,000 in capital assets primarily for computer hardware, equipment, furniture and fixtures and leasehold improvements. ADB currently has a capital lease obligation totalling $60,000 over the next two years relating to computer hardware. ADB anticipates that this commitment will be funded using existing funds. ADB does not currently have any other significant capital expenditure commitments.

INTANGIBLE ASSETS. As a result of its shift in business model, ADB capitalized $541,000 of software development costs as part of a core software development project in 2000. These costs will be amortized over the expected useful life of the software which is expected to be 24 months. ADB did not capitalize any software costs in 2001.

PRESENT STATUS. ADB has not earned profits to date and, at December 31, 2001, ADB had an accumulated deficit of $87.583 million. ADB has generated negative cash flow from operations since inception. ADB has expended and expect to continue to expend substantial funds to continue to develop technology, build an infrastructure to support our business development efforts and expand other areas of our business including the acquisition of, or strategic investments in, complementary products, businesses or technologies. As a result, ADB expects to incur losses into 2003 and there can be no assurance that ADB will ever achieve profitability. Operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of ADB's control.

As of December 31, 2001, and March 31, 2002 (unaudited), ADB had cash on hand and marketable securities of $4.215 million and $2.612 million, respectively. At this time, ADB expects that current cash balances, anticipated funds from operations and the funding from April 24, 2002 will be sufficient to meet its needs through 2002. However, the actual amount of funds that will be required during the interim period will be determined by many factors, some of which are beyond ADB's control.

As a result, ADB may require funds sooner or in greater amounts than currently anticipated. ADB does not have additional committed sources of financing at this time and there can be no assurance that it will be able to obtain financing when needed on commercially reasonable terms or at all. If adequate funds are not available or not available on acceptable terms when needed, this may have a material adverse effect on ADB's business, financial condition, cash flows and results of operations. If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of ADB's shareholders will be reduced, shareholders may experience additional dilution and such securities may have rights, preferences and privileges senior to those of ADB's common shares.

FOREIGN CURRENCY RATE FLUCTUATIONS. While ADB's financial statements are in Canadian dollars, revenue is generated in Norwegian kroner, US dollars and other currencies. ADB incurs the majority of its expenses in Canadian dollars and Norwegian kroner. As a result, ADB may suffer losses due to fluctuations in exchange rates between the Canadian dollar or Norwegian krone and currencies of other countries. ADB does not currently engage in foreign exchange hedging activities or use other financial instruments in this regard.

INTEREST RATE AND INVESTMENT RISK. The primary objective of ADB's investment activities is to preserve principal while at the same time maximizing income received from investments without significantly increasing risk. ADB's investment portfolio is primarily comprised of cash, marketable securities, and short-term interest bearing certificates.

NET OPERATING LOSSES FOR TAX PURPOSES. ADB has available an aggregate of approximately $65 million of net operating losses for tax purposes that may be used to reduce taxable income in future years, of which $113,000 expires in 2002, $1.924 million expires in 2003, $6.401 million expires in 2004, $19.828 million expires in 2005, $19.262 million expires in 2006, $1.341 million expires in 2007, $7.300 million expires in 2008, $1.576 million expires in 2009, $2.927 million expires in 2010, $1.044 million expires in 2011 and $2.967 million expires in 2012. ADB's net operating losses are subject to assessment of ADB's tax returns by taxation authorities.

COMPARISON OF QUARTERS ENDED JUNE 30, 2002 AND JUNE 30, 2001

OVERVIEW. Net loss for the quarter was $2.5 million compared to a net loss of $2.1 million for the same quarter of 2001, however, the second quarter of 2001 included a significant non-operational gain from the disposition of a large portion of shares held in America Online Inc. Total expenses decreased $1.5 million or 28.1% this quarter when compared to the same quarter last year. The loss from operations in the second quarter was $2.4 million or $0.06 per share compared with a loss of $4.1 million and $0.15 per share for the same period of 2001. Operating loss is calculated as net loss excluding restructuring costs and the effects of gains and losses from asset disposals, asset impairments and marketable securities. Operating expenses include all personnel, occupancy, sales and marketing, and technology related costs, including depreciation and amortization inherent in providing software and related services to customers. Operating expenses do not reflect realized and unrealized gains and losses on assets as well as restructuring costs. Operating loss and operating expense are not measures of performance calculated in accordance with Canadian generally accepted accounting principles ("GAAP").

REVENUE. Revenue is comprised of software license sales, service fees for software implementation, application hosting, support and training and transaction fees from on-line activities performed for customers. Overall revenue increased to $1.5 million for the quarter ended June 30, 2002 from $1.4 million for the quarter ended June 30, 2001.

GENERAL AND ADMINISTRATIVE. General and administrative expenses decreased to $2.0 million for the quarter ended June 30, 2002 from $3.6 million for the quarter ended June 30, 2001, a decrease of 45.1%. Decreased headcount and tighter budgets across all departments were the drivers behind lower general and administrative expenses. Major expense savings over the same period last year include salaries ($681,000), professional fees ($299,000), and investor relations ($93,000).

SALES AND MARKETING. Sales and marketing costs include all salaries and related expenses for our sales and marketing personnel as well as business development expenses such as advertising, sales support materials, and trade show costs. For the quarter ended June 30, 2002 sales and marketing costs amounted to $506,000, as compared to $935,000 in the same period of 2001, a decrease of 45.8%. A refocusing of marketing initiatives coupled with significantly lower staffing levels resulted in lower costs. Salaries were down $225,000 over the same period last year.

SOFTWARE DEVELOPMENT AND TECHNOLOGY. For the quarter ended June 30, 2002 these costs amounted to $864,000 compared with $787,000 for the second quarter of 2001. The increase in costs is due to last year's acquisition of ADB Systemer ASA. A large portion of the Norwegian subsidiary's expenses relate to software development and technology.

DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense was $617,000 for the quarter ended June 30, 2002 as compared to $329,000 for the quarter ended June 30, 2001. This increase is due to the depreciation in the second quarter of 2002 of certain software acquired as a result of the ADB Systemer acquisition.

INTEREST INCOME. Interest income was $14,000 for the quarter ended June 30, 2002, as compared to $160,000 for the quarter ended June 30, 2001. Interest income reflects interest from investments in cash and marketable securities, which have decreased significantly since 2001.

REALIZED GAINS AND LOSSES ON DISPOSAL OF MARKETABLE SECURITIES, STRATEGIC INVESTMENTS, CAPITAL ASSETS AND RECOVERY OF ASSETS. Realized gains on disposal of marketable securities, strategic investments, capital assets and recovery of assets amounted to $4,000 for the quarter ended June 30, 2002 compared with realized gains of $3.1 million for the second quarter of 2001. During the quarter, ADB disposed of office furniture no longer required and realized a small gain. During the second quarter of 2001 the Company sold its interest in Point2 Internet Systems Inc. for $2.6 million in cash. ADB realized a gain of $2.249 million, and recovered a receivable from Point2 provided for in 2001.

UNREALIZED GAINS AND LOSSES ON REVALUATION OF MARKETABLE SECURITIES AND STRATEGIC INVESTMENTS, AND PROVISION FOR IMPAIRMENT OF ASSETS. Unrealized gains and losses on marketable securities and strategic investments are the result of an assessment by management as to the recoverability of value of certain assets and are not realized losses. Unrealized losses are outside the normal course of operations but are not considered extraordinary. ADB conducted an assessment of our strategic investment portfolio at quarter end by analyzing the financial performance of its investee companies and determined that a provision of $50,000 was required in the second quarter of 2002. In the second quarter of 2001, a provision of $234,000 was necessary.

COMPARISON OF THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND JUNE 30, 2001

OVERVIEW. The year-to-date net loss of $4.7 million for the current year has risen over the $2.8 million net loss set for the same period a year ago. The net loss for 2001, however, includes $6.7 million in non-operational gains from the disposition of a large portion of shares held in America Online Inc. Total expenses actually decreased $2.3 million or 22.9% for the six-month period ending June 30, 2002 when compared to the same period last year. The year-to-date loss from operations this year is $4.7 million or $0.11 per share compared with a loss of $7.4 million and $0.27 per share for the same period of 2001. Operating loss is calculated as net loss excluding restructuring costs and the effects of gains and losses from asset disposals, asset impairments and marketable securities. Operating expenses include all personnel, occupancy, sales and marketing, and technology related costs, including depreciation and amortization inherent in providing software and related services to customers. Operating expenses do not reflect realized and unrealized gains and losses on assets as well as restructuring costs. Operating loss and operating expense are not measures of performance calculated in accordance with GAAP.

REVENUE. Revenue is comprised of software license sales, service fees for software implementation, application hosting, support and training and transaction fees from on-line activities performed for customers. Year-to-date revenue increased to $3.0 million for the current year compared with $2.7 million from the same period in 2001. The increase in revenue was largely attributed to the acquisition of ADB Systemer in the fourth quarter of 2001.

GENERAL AND ADMINISTRATIVE. General and administrative expenses decreased to $3.5 million for the six-month period ending June 30, 2002 from $5.5 million for the same period in 2001, a decrease of 37.1%. Decreased headcount and tighter budgets across all departments were the drivers behind lower general and administrative expenses. Major expense savings over the same period last year include salaries ($927,000) and professional fees ($573,000).

SALES AND MARKETING. Sales and marketing costs include all salaries and related expenses for our sales and marketing personnel as well as business development expenses such as advertising, sales support materials, and trade show costs. For the six-month period ended June 30, 2002 sales and marketing costs amounted to $995,000, as compared to $2.3 million in the same period of 2001, a decrease of 57.5% . A refocusing of marketing initiatives coupled with significantly lower staffing levels resulted in lower costs. Salaries were down $933,000 over the same period last year.

SOFTWARE DEVELOPMENT AND TECHNOLOGY. For the six-month period ended June 30, 2002 software development and technology costs amounted to $2.0 million compared with $1.8 million for the same period of 2001. The increase in costs is due to last year's acquisition of ADB Systemer ASA. A large portion of the Norwegian subsidiary's expenses relate to software development and technology.

DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense was $1.2 million for the six-month period ended June 30, 2002 as compared to $638,000 for the same period in 2001. This increase is due to the depreciation of certain software acquired as a result of the ADB Systemer acquisition.

INTEREST INCOME. Interest income was $32,000 for the six-month period ended June 30, 2002, as compared to $273,000 for the six-month period ended June 30, 2001. Interest income reflects interest from investments in cash and marketable securities, which have decreased significantly.

REALIZED GAINS AND LOSSES ON DISPOSAL OF MARKETABLE SECURITIES, STRATEGIC INVESTMENTS, CAPITAL ASSETS AND RECOVERY OF ASSETS. Realized gains and losses on disposal of marketable securities, strategic investments, capital assets and recovery of assets amounted to $98,000 for the six-month period ended June 30, 2002 compared with realized gains of $6.7 million for the same period in 2001. During 2002, ADB has disposed of its remaining position in America Online Inc.
(AOL) as well as holdings in certain strategic investments. Realized gains for the six months ended June 30, 2001 included the gain on disposal of our equity position in Point2 Internet Systems Inc. ($2.3 million) and gain on disposal of AOL shares ($3.7 million).

UNREALIZED GAINS AND LOSSES ON REVALUATION OF MARKETABLE SECURITIES AND STRATEGIC INVESTMENTS, AND PROVISION FOR IMPAIRMENT OF ASSETS. Unrealized gains and losses on marketable securities and strategic investments are the result of an assessment by management as to the recoverability of value of certain assets and are not realized losses. Unrealized losses are outside the normal course of operations but are not considered extraordinary. For the six-month period ended June 30, 2002, ADB has an unrealized gain of $56,000 while provision for impairment of strategic investments amounted to an unrealized loss of $1.1 million for the same period in 2001.

OPERATING ACTIVITIES. Cash outflows from operating activities decreased to $2.0 million for the second quarter of 2002 from $5.2 million in the same period of 2001. For the six-month period ending June 30, 2002, cash outflows from operating activities were $3.7 million, while the same period in 2001 resulted in $10.4 million in cash outflow. Significant cost reductions as a result of the restructuring done in 2001 has resulted in the improved cash flow from operations.

INVESTING ACTIVITIES. Cash outflows from investing activities was $14,000 for the three months ending June 30, 2002, compared with cash inflows of $2.5 million recorded in the second quarter of 2001. For the six-month period ending June 30, 2002 cash inflow from investing activities declined to $1.2 million from $12.0 million in 2001. The sale of shares of America Online Inc. in 2002 resulted in cash proceeds of $1.1 million compared with cash proceeds of $9.8 million in the same period of 2001.

FINANCING ACTIVITIES. Cash inflow from financing activities was $927,000 for the three months ending June 30, 2002 compared to a cash outflow of $54,000 for the same period of 2001. For the six-month period ending June 30, 2002 cash inflow from financing activities was $908,000 compared with an outflow of $55,000 in 2001. ADB received $945,000 (net) as a result of the private placement agreement entered into with Stonestreet LP in April of 2002. Other financing activity relates to the continued repayment of capital leases.

COMPARISON OF QUARTER ENDED JUNE 30, 2002 AND YEAR ENDED DECEMBER 31, 2001

CURRENT ASSETS. Cash and marketable securities decreased $2.8 million over the six-month period ended June 30, 2002. ADB realized $1.3 million in proceeds from the disposal of marketable securities and strategic investments. ADB also received $945,000 (net) in a private placement from Stonestreet LP. Deposits and prepaids increased due to the added operations of ADB Systemer ASA.

OTHER ASSETS. There were no significant additions to fixed assets for the six-month period ended June 30, 2002. Strategic investments decreased $93,000 as a result of the liquidation of some of our holdings. Acquired software and acquired agreements realized from the ADB Systemer ASA acquisition are being amortized over the life of the respective assets.

CURRENT LIABILITIES. Accounts payable and accrued liabilities increased $83,000 over the six-month period ended June 30, 2002, as a result of annual shareholder meeting and mailing costs.

PRESENT STATUS. ADB has not earned profits to date and, at June 30, 2002, ADB had an accumulated deficit of $92.3 million. As of June 30, 2002, ADB had cash on hand and marketable securities of $1.5 million.

ADB's short-term liquidity needs are expected to be met given ADB's current cash balance and the gross $3.0 million in secured debt funding. However, the funds required by ADB in the short term are determined by many factors, some of which are beyond management's control. As a result, ADB may require funds sooner or in greater amounts than currently anticipated in the short term.

ADB's long-term liquidity needs will be dependent on management's ability to achieve its business plan. ADB may require additional funding in the long term to achieve its business plan.

                               MATERIAL CONTRACTS

     The following is a summary of ADB's material contracts entered into within two years prior to the date hereof:

1. Option Agreement dated February 19, 2001 between Bid.Com International Inc. and Wendell Willick, pursuant to which ADB granted Mr. Willick, the senior executive with Point2 Internet Systems Inc., the option to acquire ADB's interest in Point2 for $2.6 million.

2. Amendment to Option Agreement dated May 2, 2001 between Bid.Com International Inc. and Wendell Willick, pursuant to which the expiry date for the option contained in the option agreement was extended from May 14, 2001 to May 31, 2001.

3. Board Support Agreement, dated as of September 7, 2001 between Bid.Com International Inc. and ADB Systemer ASA. Pursuant to the terms of this agreement, Bid.Com committed to proceed with an offer to acquire all of the shares of ADB Systemer, and the Board of Directors of ADB Systemer committed to support such offer.

4. Board Representation Agreement, dated as of September 7, 2001 between Bid.Com International Inc. and LimeRock Partners LLC ("LR"), Jan Pedersen ("Pedersen"), and Sandnes Investering, Rogaland Investering, AIG Private Bank Ltd. and Karstein Gjersvik (together, the "Other Nominating Shareholders"). This agreement was entered into in connection with the acquisition of ADB Systemer ASA of Sola, Norway. LR, Pedersen and the Other Nominating Shareholders were the largest shareholders of ADB Systemer. Pursuant to the Board Representation Agreement, LR and Pedersen were entitled, immediately following the acquisition of ADB Systemer ASA, to nominate one person each to the ADB Board of Directors. Also pursuant to the Board Representation Agreement, the Other Nominating Shareholders as a group are entitled to nominate one person to the ADB Board of Directors, which entitlement is effective at ADB's annual shareholders meeting (held on June 12, 2002).The board representation rights conferred on LR, Pedersen and the Other Nominating Shareholders are subject to their continued ownership of at least 50% of the shares received by them upon the acquisition of ADB Systemer. These rights are also subject to the satisfaction of Canadian residency and other regulatory issues.

5. Employment Agreement, dated as of September 7, 2001 between Bid.Com International Inc. and Jan Pedersen. Pursuant to the terms and conditions of this agreement, Pedersen agrees to remain in the employ of ADB for a minimum of two years. The agreement provides for payment of 12 months salary in the event of termination of his employment before expiry of the two year term other than by death, disability or cause. Under the agreement, Mr. Pedersen is entitled to an annual retention bonus of $100,000.

6. Subscription Agreement and fee warrants, dated as of April 24, 2002, between ADB Systems International Inc. and Stonestreet Limited Partnership, whereby ADB agreed to issue 3.3 million common shares at a purchase price of US $0.21 per share, and warrants exercisable into 1,050,000 common shares at an exercise price of US $0.35 per share. The warrants have a term of three years. ADB agreed to register the shares and warrants with the Securities and Exchange Commission. The purchase price was based on a discount to market at the time of determination, and was equal to market price at closing.

7.        Co-Operation Agreement. See "Reasons for the Arrangement".

8.        Arrangement Agreement.

9.        General Conveyance and Assumption Agreement. See "Reasons for the
          Arrangement".

10. Loan Agreement (and related general security agreement). See "Reasons for the Arrangement".

11.       Supply, Services and Licensing Agreement. See "Reasons for the
          Arrangement".

12. Series A Notes, Series B Notes, Series C Notes, Series D Notes, related subscription agreements and the General Security Agreement. See "Approval of Private Placement".

Copies of these agreements will be available for inspection at the principal office of ADB, at 6725 Airport Road, Suite 201, Mississauga, Ontario during ordinary business hours.

                                 TRADING HISTORY

ADB's common shares are listed on The Toronto Stock Exchange and are quoted on the Nasdaq over-the-counter bulletin board ("OTCBB"). ADB's common shares were quoted on the Nasdaq National Market between April 20, 1999 and June 3, 2002 and between June 4, 2002 and August 22, 2002 on the Nasdaq Small Cap Market, originally under the symbol "BIDS", and between October 18, 2001 and August 22, 2002 under the symbol "ADBI". On August 22, 2002, the ADB's common shares were delisted from the Nasdaq Small Cap Market for ADB's failure to comply with the minimum bid price per share requirement for continued listing. ADB's common shares began trading on The Toronto Stock Exchange on February 9, 1998 under the symbol "ILI" and from July 18, 1998 to October 17, 2001 under the symbol "BII". Since October 18, 2001, ADB's common shares have traded under the symbol "ADY". From June 6, 1996 to February 9, 1998, ADB's common shares were quoted for trading on the Canadian Dealing Network under the symbol "ILII."

The following tables set forth the range of high and low sales prices (rounded to the nearest hundredth) as reported by The Toronto Stock Exchange (beginning February 8, 1998), Nasdaq National Market (beginning April 20, 1999 until June 3, 2002), Nasdaq Small Cap Market (beginning June 4, 2002 until August 22, 2002) and the OTCBB (beginning August 23 until September 18, 2002) during the periods indicated. Note that all numbers have been adjusted to reflect the two-for-one share consolidation completed in October 2001.

               THE TORONTO STOCK EXCHANGE (FROM FEBRUARY 9, 1998)

                                                            HIGH          LOW
                                                          ----------   ----------
                                                           (CDN $)      (CDN $)
ANNUAL MARKET PRICES
  1998 Calendar Year                                           12.00         1.12
  1999 Calendar Year                                           67.30         7.30
  2000 Calendar Year                                           26.20         1.94
  2001 Calendar Year                                            3.40         0.29

QUARTERLY MARKET PRICES
  2000 CALENDAR YEAR
  First Quarter........................................        26.20        11.70
  Second Quarter.......................................        18.40         6.22
  Third Quarter........................................         8.36         4.44
  Fourth Quarter.......................................         7.08         1.94

  2001 CALENDAR YEAR
  First Quarter........................................         3.40         1.46
  Second Quarter.......................................         2.42         1.02
  Third Quarter........................................         1.39         0.76
  Fourth Quarter.......................................         0.80         0.29

  2002 CALENDAR YEAR
  First Quarter........................................         0.50         0.28
  Second Quarter.......................................         0.42         0.23

MONTHLY MARKET PRICES
  November 2001........................................         0.70         0.37
  December 2001........................................         0.62         0.41
  January 2002.........................................         0.50         0.38
  February 2002........................................         0.49         0.28
  March 2002...........................................         0.47         0.36
  April 2002...........................................         0.41         0.33
  May 2002.............................................         0.42         0.33
  June 2002............................................         0.35         0.23
  July 2002............................................         0.25         0.13
  August 2002..........................................         0.20         0.08
  September (1-18) 2002................................         0.16         0.12

                                NASDAQ AND OTCBB

                                                            HIGH         LOW          HIGH          LOW
                                                          ----------   ----------   ----------   ----------
                                                           (CDN $)      (CDN $)      (U.S.$)      (U.S.$)
ANNUAL MARKET PRICES
  1999 Calendar Year...................................        57.12        11.18        38.62         7.50
  2000 Calendar Year...................................        26.60         1.60        19.26         1.06
  2001 Calendar Year...................................         3.30         0.30         2.18         0.19

QUARTERLY MARKET PRICES
  2000 CALENDAR YEAR
  First Quarter........................................        26.60        11.50        19.26         7.94
  Second Quarter.......................................        19.38         6.02        13.00         4.12
  Third Quarter........................................         8.10         4.44         5.50         3.00
  Fourth Quarter.......................................         7.06         1.60         4.68         1.06

  2001 CALENDAR YEAR
  First Quarter........................................         3.30         1.48         2.18         0.94
  Second Quarter.......................................         1.12         0.52         0.73         0.34
  Third Quarter........................................         0.68         0.38         0.43         0.24
  Fourth Quarter.......................................         0.80         0.30         0.50         0.19

  2002 CALENDAR YEAR
  First Quarter........................................         0.53         0.27         0.33         0.17
  Second Quarter.......................................         0.42         0.22         0.27         0.16

MONTHLY MARKET PRICES
  November 2001........................................         0.69         0.35         0.44         0.22
  December 2001........................................         0.64         0.38         0.40         0.24
  January 2002.........................................         0.49         0.37         0.31         0.23
  February 2002........................................         0.53         0.27         0.33         0.17
  March 2002...........................................         0.49         0.34         0.30         0.21
  April 2002...........................................         0.41         0.31         0.26         0.20
  May 2002.............................................         0.42         0.32         0.27         0.22
  June 2002............................................         0.35         0.22         0.23         0.16
  July 2002............................................         0.24         0.11         0.16         0.09
  August 2002..........................................         0.22         0.06         0.14         0.04
  September (1 - 18) 2002..............................         0.19         0.08         0.12         0.05

United States dollar amounts are converted to Canadian dollars at the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York for the date of such sales prices.

                                LEGAL PROCEEDINGS

Neither ADB, nor any of its Subsidiaries, is a party to, or the subject of, any material legal proceedings.

                         INFORMATION CONCERNING NEW ADB

GENERAL

Immediately following the Arrangement, New ADB will be the parent company of ADB. The financial statements of New ADB on the Effective Date, on a consolidated basis, would in all material respects be the same as those of ADB immediately prior to the Arrangement save and except for the Bid.Com Assets and the Bid.Com Liabilities.

New ADB was incorporated under the OBCA on August 20, 2002. New ADB currently has no material assets or liabilities and, accordingly, the disclosure of historical earnings and prior capitalization of New ADB is not meaningful. New ADB's executive office and principal place of business is located at 6725 Airport Road, Suite 201, Mississauga, Ontario L4V 1V2.

ARTICLES AND BYLAWS OF NEW ADB

The Articles and Bylaws of New ADB will be substantially the same as those of ADB as they exist at this time as detailed below. A brief summary of those articles is set out below.

SHARE CAPITAL

On the Effective Date, the authorized share capital of New ADB will consist of an unlimited number of common shares. Based upon the number of ADB Shares outstanding on September 20, 2002, it is expected that, assuming that dissenter's rights are not exercised by any Shareholders, there will be approximately 41,538,628 New ADB Shares outstanding on the Effective Date.

The rights, privileges, restrictions and conditions attaching to the New ADB Shares will be substantially the same as the rights, privileges, restrictions and conditions attaching to the ADB Shares. The New ADB Shares will carry one vote per share. Subject to the prior rights of the holders of the shares of any other class ranking senior as to dividends to the New ADB Shares, the holders of New ADB Shares will be entitled, at the discretion of the board of directors of New ADB, to receive out of any or all profits or surplus of New ADB properly available for the payment of dividends, any dividend declared by the board of directors of New ADB and payable by New ADB on New ADB Common Shares. Subject to the prior rights of the holders of the Preferred Shares and the shares of any other class ranking senior as to the return of capital to the New ADB Common Shares, the holders of New ADB Common Shares will participate rateably in any distribution of the assets of New ADB upon the liquidation, dissolution or winding-up of New ADB or other distribution of its assets among its shareholders for the purpose of winding-up its affairs.

BUSINESS OF NEW ADB

New ADB will in all material respects carry on the business of ADB. See "Business of ADB".

FUTURE DIVIDEND POLICY

It is not anticipated that New ADB will initially pay any dividends on New ADB Shares. In the future, the declaration and payment of dividends will be at the discretion of the board of directors of New ADB, which will consider earnings, capital requirements, the financial condition of New ADB and other relevant factors.

FINANCIAL STATEMENTS

After the Effective Date, the financial statements of New ADB will be presented using the assumption that the new corporate structure has always been in place. Management believes, and its auditors, Deloitte & Touche LLP concur, that the consolidated financial statements of New ADB immediately after giving effect to the Arrangement will be in all material respects the same as the financial statements of ADB immediately before the Arrangement, with the exceptions that ADB Shares will be transferred to New ADB for New ADB Shares and that certain Shareholders may exercise dissent rights.

Financial statements of New ADB have not been included with this Proxy Circular, because the pro forma financial statements of New ADB on a consolidated basis are substantially the same as the financial statements of ADB.

Comparative consolidated financial statements of ADB for the periods ended December 31, 2001 and December 31, 2000 and the interim consolidated financial statements for the periods ended June 30, 2002 are attached hereto as Schedule "G" and Schedule "H" respectively.

DIRECTORS AND OFFICERS OF NEW ADB

The articles of New ADB provide for a minimum of three directors and a maximum of 15 directors. The initial directors of New ADB will be the directors of ADB as at the Effective Date. For their names, occupations and terms of office with ADB see "Additional Information - Directors". Each such director will remain in office as a director of New ADB until such director resigns or is replaced.

The board of directors of New ADB will have the same committees, with the same membership and the same responsibilities, as the board of directors of ADB as at the Effective Date.

The executive officers of New ADB will be the same as those of ADB as at the Effective Date.

The executive compensation policies and plans of New ADB will be substantially the same as those currently in place for ADB (see "Additional Information - Executive Compensation").

BENEFICIAL OWNERSHIP OF SECURITIES OF NEW ADB

To the knowledge of management of ADB, based on information as at September 20, 2002, there are no persons who are expected to own beneficially, directly or indirectly, or exercise control or direction over, more than 10% of the New ADB Shares upon the implementation of the Arrangement.

If the Arrangement is implemented, the directors of ADB, who will be the directors of New ADB, will own the same number of New ADB Shares as the number of ADB Shares held immediately prior to the Effective Date. For the beneficial ownership of ADB Shares of the directors and executive officers of ADB as a group as at September 20, 2002 see "Directors and Executive Officers of ADB".

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of New ADB will be Deloitte & Touche LLP, Chartered Accountants. The transfer agent and registrar of the New ADB Shares will be CIBC Mellon Trust Company, at its offices in Toronto.

ADB Share Certificates to be exchanged for New ADB Share Certificates may be sent to CIBC Mellon Trust Company and may be served personally or by mail at the following addresses, as applicable:

     By Hand or by Courier:

     CIBC Mellon Trust Company
     Commerce Court West
     199 Bay St., Securities Level
     Toronto, Ontario
     M5L 1G9

     By Mail:

     CIBC Mellon Trust Company
     P.O. Box 7010
     Adelaide Street Postal Station
     Toronto, Ontario
     M5C 2W9

                                  RISK FACTORS

The following is a summary of certain risks and uncertainties which ADB currently faces in its business. This summary is not meant to be exhaustive. These Risk Factors should be read in conjunction with other cautionary statements which are made in this Information Circular and in ADB's other public reports, registration statements

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and public announcements. Upon completion of the Arrangement, it is expected that New ADB will face the same risk factors as ADB currently faces.

ADB WILL NEED ADDITIONAL CAPITAL AND IF IT IS UNABLE TO SECURE ADDITIONAL FINANCING WHEN IT NEEDS IT, IT MAY BE REQUIRED TO SIGNIFICANTLY CURTAIL OR CEASE ITS OPERATIONS.

Since ADB began its operations, it has been funded primarily through the sale of securities to investors in a series of private placements, sales of equity to, and investments from, strategic partners, gains from investments, option exercises and, to a limited extent, through cash flow from operations.

ADB's short-term liquidity needs are expected to be met given ADB's current cash balance and the gross $3.0 million in secured debt funding. However, the funds required by ADB in the short term are determined by many factors, some of which are beyond management's control. As a result, ADB may require funds sooner or in greater amounts than currently anticipated in the short term. ADB's long-term liquidity needs will be dependent on management's ability to achieve ADB's business plan. ADB may require additional funding in the long term to achieve its business plan. ADB has included in note 2 to its audited financial statements, a discussion about the ability of ADB to continue as a going concern.

ADB does not have any committed sources of additional financing at this time and it is uncertain whether additional funding will be available when it needs it on terms that will be acceptable to ADB or at all. If ADB is not able to obtain financing when it needs it, it would be unable to carry out its business plan and would have to significantly curtail or cease its operations.

Potential sources of financing include strategic relationships, public or private sales of its shares or debt or other arrangements. If ADB funds by selling additional shares, including common shares or other securities convertible into common shares, the ownership interests of existing shareholders will be diluted. If ADB raises funds by selling preference shares, such shares may carry more voting rights, higher dividend payments or more favourable rights upon distribution than those for the common shares. If ADB incurs debt, the holders of such debt may be granted further security interests in its assets. Because of ADB's potential long term capital requirements, ADB may seek to access the public or private equity or debt markets whenever conditions are favourable, even if it does not have an immediate need for additional capital at that time. ADB is restricted in its ability to complete additional financings and existing security interests may hinder such additional financings.

ADB IS NOT PROFITABLE AND ADB MAY NEVER BECOME PROFITABLE.

ADB has accumulated net losses of approximately $92.3 million as of March 31, 2002. For the six month period ended June 30, 2002, ADB's net loss was $4.7 million. ADB has never been profitable and expects to continue to incur losses for the foreseeable future. ADB cannot assure you that it will earn profits or generate positive cash flows from operations in the future.

ADB'S LIMITED OPERATING HISTORY IN ITS CURRENT BUSINESS AS A COMBINED ENTITY MAKES EVALUATING ADB'S BUSINESS DIFFICULT.

While ADB was founded in September 1995, until 1999 it operated solely as an online retailer of computer and other goods. Since 2000 ADB has shifted its focus to providing asset lifecycle management solutions and curtailed its on-line retail activities. Therefore, ADB has been involved in providing asset lifecycle management solutions for only a limited period of time. In October 2001 ADB acquired ADB Systemer ASA of Norway. While ADB Systemer has operated since 1988, ADB has only a limited operating history as a combined entity on which you can base an evaluation of its business prospects.

ADB's business and prospects must be considered in light of the risks, uncertainties and expenses frequently encountered by companies in its early stages of development, particularly companies in new and rapidly evolving markets. ADB's business strategy may not be successful and ADB may not successfully address those risks.

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LONGER SALES CYCLES MAY ADVERSELY AFFECT ADB'S CASH FLOWS

A significant portion of ADB's revenue in any quarter is derived from a relatively small number of contracts. ADB often experience sales cycles of six to twelve months. If the length of its sales cycles increase, its quarterly results may be adversely affected. In addition, ADB's current and future expense levels are based largely on ADB's investment plans and estimates of future revenues and are, to a large extent, fixed. If sales cycles lengthen, ADB may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Any significant shortfall in revenues relative to ADB planned expenditures would have a material adverse effect on its business, financial condition, cash flows and results of operations

POTENTIAL FLUCTUATIONS IN ADB'S FINANCIAL RESULTS MAKE FINANCIAL FORECASTING DIFFICULT

ADB's operating results have varied on a quarterly basis in the past and may fluctuate significantly as a result of a variety of factors, many of which are outside our control. Factors that may affect ADB's quarterly operating results include:

    . general economic conditions as well as economic conditions specific to its industry;

    .  long sales cycles, which characterize its industry;

    . implementation delays, which can affect payment and recognition of revenue;

    . any decision by it to reduce prices for its solutions in response to price reductions by competitors;

    . the amount and timing of operating costs and capital expenditures relating to monitoring or expanding its business, operations and infrastructure; and

    . the timing of, and its ability to integrate, any future acquisition, technologies or products or any strategic investments or relationships into which it may enter.

Due to these factors, ADB's quarterly revenues and operating results are difficult to forecast. ADB believes that period-to-period comparisons of its operating results may not be meaningful and should not be relied upon as an indication of future performance. In addition, it is likely that in one or more future quarters, its operating results will fall below the expectations of securities analysts and investors. In such event, the trading price of ADB's common shares would almost certainly be materially adversely affected.

ADB'S SHARE PRICE HAS FLUCTUATED SUBSTANTIALLY AND MAY CONTINUE TO DO SO.

The trading price of ADB's common shares on The Toronto Stock Exchange and Nasdaq has fluctuated significantly in the past and could be subject to wide fluctuations in the future. The market prices for securities of technology companies have been highly volatile, especially recently. These companies have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to its operating performance. Broad market and industry factors may materially and adversely affect the market price of ADB's common shares, regardless of its operating performance. In addition, fluctuations in its operating results, and concerns regarding our competitive position can have an adverse and unpredictable effect on the market price of ADB's shares.

In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been instituted against that company. Such litigation, if instituted against ADB, could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect on its business, results of operations, cash flow, financial condition and prospects.

ADB'S COMMON SHARES MAY BECOME SUBJECT TO "PENNY STOCK" REGULATIONS WHICH MAY AFFECT YOUR ABILITY TO BUY OR SELL ADB'S COMMON SHARES.

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ADB's common shares have traded on the Nasdaq at prices below US$5.00 since
April 2000 (on a pre-consolidation basis). As a result, ADB's shares may become characterized as "penny stocks" which could severely affect market liquidity. The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure relating to the market for penny stocks in connection with trades in any stock defined as a penny stock.

Securities and Exchange Commission regulations generally define a penny stock to be an equity security that has a market price of less than US$5.00 per share, subject to certain exceptions. Such exceptions include any equity security listed on Nasdaq or a national securities exchange and any equity security issued by an issuer that has:

    . net tangible assets of at least US$2,000,000, if such issuer has been in continuous operation for three years

    .  net tangible assets of at least US$5,000,000 for the last three years; or

    . average annual revenue of at least US$6,000,000, if such issuer has been in continuous operation for less than three years

Unless an exception is available, the regulations require, prior to any transaction involving a penny stock, delivery of a disclosure schedule explaining the penny stock market and the risks associated therewith. The penny stock regulations would adversely affect the market liquidity of ADB's common shares by limiting the ability of broker/dealers to trade the shares and the ability of purchasers of ADB's common shares to sell in the secondary market. Certain institutions and investors will not invest in penny stocks.

THE MARKETS IN WHICH ADB OPERATES IN ARE HIGHLY COMPETITIVE.

The market for asset lifecycle management solutions is rapidly evolving and intensely competitive. ADB faces significant competition in each segment of its business (sourcing, procurement, enterprise asset management and selling). ADB expects that competition will further intensify as new companies enter the different segments of its market and larger existing companies expand their product lines. If the global economy continues to lag, ADB could face increased competition, particularly in the form of lower prices.

Many of its competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than ADB. ADB cannot assure you that it will be able to compete effectively. If ADB fails to do so, this may have a material adverse effect on its business, financial condition, cash flows and results of operations.

ADB MAY NOT BE ABLE TO RETAIN OR ATTRACT THE HIGHLY SKILLED PERSONNEL IT NEEDS, IN PARTICULAR AS A RESULT OF ITS RECENT WORKFORCE REDUCTIONS.

ADB's success is substantially dependent on the ability and experience of its senior management and other key personnel. ADB does not have long term employment agreements with any of its key personnel and maintains no "key person" life insurance policies.

In 2001, ADB implemented several workforce reductions in which it eliminated a total of 44 positions. ADB anticipates that it may experience some attrition during 2002 as a result of these reductions. ADB may need to hire new or additional personnel to respond to attrition or future growth of its business. However, there is significant competition for qualified personnel, especially those with software development and other technical expertise. ADB cannot be certain it will be able to retain existing personnel or hire additional, qualified personnel when needed.

SIGNIFICANT DELAYS IN PRODUCT DEVELOPMENT WOULD HARM ADB'S REPUTATION AND RESULT IN LOSS OF REVENUE.

If ADB experiences significant product development delays, ADB's position in the market would be harmed, and its revenues could be substantially reduced, which would adversely affect its operating results. As a result of the complexities inherent in its software, major new product enhancements and new products often require long development and test periods before they are released. On occasion, ADB has experienced delays in the scheduled

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release date of new or enhanced products, and it may experience delays in the future. Delays may occur for many reasons, including an inability to hire a sufficient number of developers, discovery of bugs and errors or a failure of its current or future products to conform to industry requirements. Any such delay, or the failure of new products or enhancements in achieving market acceptance, could materially impact its business and reputation and result in a decrease in its revenues.

ADB'S BUSINESS COULD BE SUBSTANTIALLY HARMED IF IT HAS TO CORRECT OR DELAY THE RELEASE OF PRODUCTS DUE TO SOFTWARE BUGS OR ERRORS

ADB's sells complex software products. ADB's software products may contain undetected errors or bugs when first introduced or as new versions are released. ADB's software products may also contain undetected viruses. Further, software ADB licenses from third parties and incorporate into its products may contain errors, bugs or viruses. Errors, bugs and viruses may result in any of the following:

    .  adverse customer reactions;

    .  negative publicity regarding its business and its products;

    .  harm to its reputation;

    .  loss of or delay in market acceptance;

    .  loss of revenue or required product changes;

    .  diversion of development resources and increased development expenses;

    .  increased service and warranty costs;

    .  legal action by its customers; and

    .  increased insurance costs.

SYSTEMS DEFECTS, FAILURES OR BREACHES OF SECURITY COULD CAUSE A SIGNIFICANT DISRUPTION TO ADB'S BUSINESS, DAMAGE ITS REPUTATION AND EXPOSE IT TO LIABILITY.

ADB hosts certain websites and sub-sites for its customers. ADB's systems are vulnerable to a number of factors that may cause interruptions in its ability to enable or host solutions for third parties, including, among others:

    .  damage from human error, tampering and vandalism;

    .  breaches of security;

    .  fire and power losses;

    .  telecommunications failures and capacity limitations; and

    .  software or hardware defects.

Despite the precautions ADB has taken and plan to take, the occurrence of any of these events or other unanticipated problems could result in service interruptions, which could damage its reputation, and subject us to loss of business and significant repair costs. Certain of its contracts require that ADB pay penalties or permit a customer to terminate the contract if ADB is unable to maintain minimum performance levels. Although ADB continues to take steps to enhance the security of its systems and ensure that appropriate back-up systems are in place, ADB's systems are not now, nor will they ever be, fully secure.

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ADB'S BUSINESS HAS UNDERGONE DRAMATIC EXPANSION AND RETRACTION PHASES OVER THE
LAST TWO YEARS. ADB MAY NOT BE ABLE TO MANAGE FURTHER DRAMATIC EXPANSIONS AND RETRACTIONS IN FUTURE.

ADB's business has undergone dramatic expansion and retraction in the past two years, which has placed significant strain on its management resources. If ADB should grow or retract dramatically in future, there may be further significant demands on its management, administrative, operating and financial resources. In order to manage these demands effectively, ADB will need to expand and improve its operational, financial and management information systems and motivate, manage and retain employees. ADB cannot assure you that it will be able to do so, that its management, personnel or systems will be adequate, or that it will be able to achieve levels of revenue commensurate with the resulting levels of operating expenses.

INTERNATIONAL SALES ACCOUNT FOR A SIGNIFICANT PORTION OF ADB REVENUE, WHICH EXPOSES US TO CERTAIN RISKS.

ADB currently operates in Canada, Norway, Ireland, the United States and England. In the 2001 fiscal year, sales to customers outside North America represented approximately 37.2% of its revenues. There are risks inherent in doing business on a global level, including:

    . difficulties in managing and staffing an organization spread across several continents;

    .  differing laws and regulatory requirements;

    .  political and economic risks;

    .  currency and foreign exchange fluctuations and controls;

    .  tariffs, customs, duties and other trade barriers;

    . longer payment cycles and problems in collecting accounts receivable in certain countries;

    .  export and import restrictions;

    .  the need for product compliance with local language and business customs;

    . seasonal reductions in business activity during the summer months in Europe and elsewhere; and

    .  potentially adverse tax consequences.

Any of these risks could adversely affect the success of its global operations.

ACQUISITIONS OF COMPANIES OR TECHNOLOGIES MAY RESULT IN DISRUPTIONS TO ADB'S BUSINESS AND/OR DISTRACTIONS FOR ITS MANAGEMENT.

ADB acquired ADB Systemer ASA of Norway in October 2001. In future, it may seek to acquire other businesses or make investments in complementary businesses or technologies. ADB may not be able to acquire or manage additional businesses profitably or successfully integrate any acquired businesses with its business. Businesses that ADB acquire may have liabilities that it underestimate or do not discover during our pre-acquisition investigations. Certain liabilities, even if ADB does not expressly assume them, may be imposed on it as the successor to the business. Further, each acquisition may involve other special risks that could cause the acquired businesses to fail to meet its expectations. For example:

    .  the acquired businesses may not achieve expected results;

    .  ADB may not be able to retain key personnel of the acquired businesses;

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    .  ADB may incur substantial, unanticipated costs, delays or other operational or financial problems when it try to integrate businesses ADB acquire with its own;

    .  ADB management's attention may be diverted; or

    . ADB management may not be able to manage the combined entity effectively or to make acquisitions and grow its business internally at the same time.

The occurrence of one or more of these factors could have a material adverse effect on its business, financial condition, cash flows and results of operations.

In addition, ADB may incur debt or issue equity securities to pay for any future acquisitions or investments, which could dilute the ownership interest of its existing shareholders.

IF ADB IS UNABLE TO SUCCESSFULLY PROTECT ITS INTELLECTUAL PROPERTY OR OBTAIN CERTAIN LICENSES, ITS COMPETITIVE POSITION MAY BE WEAKENED.

ADB's performance and ability to compete is dependent in part on our technology. ADB relies on a combination of patent, copyright, trademark and trade secret laws as well as confidentiality agreements and technical measures, to establish and protect its rights in the technology ADB develop. ADB cannot guarantee that any patents issued to it will afford meaningful protection for its technology. Competitors may develop similar technologies which do not conflict with its patents. Others may challenge its patents and, as a result, its patents could be narrowed or invalidated.

ADB's software is protected by common law copyright laws, as opposed to registration under copyright statutes. Common law protection may be narrower than that which ADB could obtain under registered copyrights. As a result, ADB may experience difficulty in enforcing its copyrights against certain third parties. The source code for ADB proprietary software is protected as a trade secret. As part of its confidentiality protection procedures, ADB generally enter into agreements with its employees and consultants and limit access to, and distribution of, its software, documentation and other proprietary information. ADB cannot assure you that the steps taken by it will prevent misappropriation of its technology or that agreements entered into for that purpose will be enforceable. In order to protect its intellectual property, it may be necessary for it to sue one or more third parties. While this has not been necessary to date, there can be no guarantee that ADB will not be required to do so in future to protect its rights. The laws of other countries may afford it little or no protection for its intellectual property.

ADB also relies on a variety of technology that it licenses from third parties, including its database and Internet server software, which is used to perform key functions. These third party technology licenses may not continue to be available to it on commercially reasonable terms, or at all. If ADB is unable to maintain these licenses or obtain upgrades to these licenses, ADB could be delayed in completing or prevented from offering some products or services.

OTHERS COULD CLAIM THAT ADB INFRINGES ON ITS INTELLECTUAL PROPERTY RIGHTS, WHICH MAY RESULT IN COSTLY AND TIME CONSUMING LITIGATION.

ADB's success will also depend partly on its ability to operate without infringing upon the proprietary rights of others, as well as its ability to prevent others from infringing on its proprietary rights. ADB may be required at times to take legal action in order to protect its proprietary rights. Also, from time to time, ADB may receive notice from third parties claiming that ADB may infringe their patent or other proprietary rights.

ADB believes that infringement claims will increase in the electronic commerce sector as competition intensifies. Despite its best efforts, ADB may be sued for infringing on the patent or other proprietary rights of others. Such litigation is costly, and even if ADB prevail, the cost of such litigation could harm it. If ADB does not prevail or cannot fund a complete defence, in addition to any damages ADB might have to pay, ADB could be required to stop the infringing activity or obtain a license. ADB cannot be certain that any required license would be available to it

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on acceptable terms, or at all. If ADB fail to obtain a license, or if the terms of a license are burdensome to it, this could have a material adverse effect on its business, financial condition, cash flows and results of operations.

ADB MAY HAVE TO EXPEND SIGNIFICANT RESOURCES TO KEEP PACE WITH RAPID TECHNOLOGICAL CHANGE.

ADB's industry is characterized by rapid technological change, changes in user and customer requirements, frequent new service or product introductions embodying new technologies and the emergence of new industry standards and practices. Any of these could hamper its ability to compete or render its proprietary technology obsolete. ADB future success will depend, in part, on its ability to:

    . develop new proprietary technology that addresses the increasingly sophisticated and varied needs of its existing and prospective customers;

    . anticipate and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis;

    . continually improve the performance, features and reliability of its products in response to evolving market demands; and

    .  license leading technologies.

ADB may be required to make substantial expenditures to accomplish the foregoing or to modify or adapt its services or infrastructure.

ADB'S PRODUCT STRATEGY IS PARTIALLY DEPENDENT UPON THE CONTINUED ACCEPTANCE AND USE BY BUSINESSES OF THE INTERNET AS A MEDIUM OF COMMERCE.

ADB's success depends in part on the continued growth and reliance by businesses on the Internet. Because use of the Internet as a source of information, products and services is a relatively recent phenomenon, it is difficult to predict whether the number of users drawn to the Internet will continue to increase and whether the market for commercial use of the Internet will continue to develop and expand.

The Internet may not be commercially viable for a number of reasons, including potentially inadequate development of the necessary network infrastructure, delayed development of enabling technologies and inadequate performance improvements. In addition, the Internet's viability as a commercial marketplace could be adversely affected by delays in the development of services or due to increased government regulation. Moreover, concern about the security of transactions conducted on the Internet and the privacy of users may also inhibit the growth of commerce on the Internet. If the use of the Internet does not continue to grow or grows more slowly than expected, or if the infrastructure for the Internet does not effectively support growth that may occur, its business would be materially and adversely affected.

ADB'S BUSINESS IS SENSITIVE TO THE OVERALL ECONOMIC ENVIRONMENT. ANY SLOWDOWN IN INFORMATION TECHNOLOGY SPENDING BUDGETS COULD HARM ITS OPERATING RESULTS

Any significant downturn in its customers' markets or in general economic conditions that results in reduced information technology spending budgets would likely result in a decreased demand for its products and services, longer selling cycles and lower prices, any of which may harm its business materially.

ADB IS SUBJECT TO RISKS ASSOCIATED WITH EXCHANGE RATE FLUCTUATIONS.

Substantially all of its revenues are in European currencies or U.S. dollars, while the majority of its operating expenses are in Canadian dollars and Norwegian kroner. ADB does not have any hedging programs in place to manage the potential exposure to fluctuations in the Canadian dollar or Norwegian krone exchange rates. Fluctuations in the exchange rates of these currencies or the exchange rate of other currencies against the Canadian

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dollar or Norwegian krone could have a material adverse effect on its business, financial condition, cash flows and results of operations.

U.S. INVESTORS IN ADB COULD SUFFER ADVERSE TAX CONSEQUENCES IF ADB IS CHARACTERIZED AS A PASSIVE FOREIGN INVESTMENT COMPANY.

ADB may be treated as a passive foreign investment company, or PFIC, for United States federal income tax purposes during our 2001 tax year or in subsequent years. ADB would be a PFIC if 75% or more of its gross income in a taxable year is passive income. ADB would also be a PFIC if at least 50% of ADB's assets averaged over the taxable year produce, or are held for the production of, passive income. For these purposes, the value of its assets would be calculated based on its market capitalization. Passive income includes, among other items, interest, dividends, royalties, rents, annuities, and the excess of gains over losses from the sale or exchange of property. ADB may be deemed a PFIC because previous financings combined with proceeds of future financings may produce, or be deemed to be held to produce, passive income.

ADB's analysis has concluded that less than 65% of its gross income in 2001 was passive income, and less than 35% of its assets averaged over the 2001 taxable year produced or were held for the production of passive income. Accordingly, it believes that ADB was not a PFIC during 2001.

If ADB is or becomes a PFIC, many of its U.S. shareholders will be subject to the following adverse tax consequences:

    . they will be taxed at the highest ordinary income tax rates in effect during their holding period on certain distributions on its capital shares, and gains from the sale or other disposition of ADB's common shares;

    . they will be required to pay interest on taxes allocable to prior periods; and

    . the tax basis of ADB's common shares will not be increased to fair market value at the date of their death.

If ADB becomes a PFIC, U.S. shareholders could avoid these tax consequences by making a qualified electing fund election or a mark-to-market election. These elections would need to be in effect for all taxable years during which ADB was a PFIC and during which they held ADB's common shares. A U.S. shareholder who makes a qualified electing fund election, will be taxed currently on its ordinary income and net common gain (unless a deferral election is in effect). A U.S. shareholder who makes a mark-to-market election will include as ordinary income each year an amount equal to the excess of the fair market value of ADB's common shares over the adjusted tax basis as of the close of each year (with certain adjustments for prior years).

If ADB becomes a PFIC, its U.S. shareholders will generally be unable to exchange ADB's common shares for shares of an acquiring corporation on a tax-deferred basis under the reorganization rules of the Internal Revenue Code, and the benefits of many other nonrecognition provisions of the Internal Revenue Code will not apply to transfers of its common shares. In addition, if ADB becomes a PFIC, pledges of ADB's common shares will be treated as sales for U.S. federal income tax purposes. U.S. citizens should note that state and local taxes may also apply if amounts are included in U.S. federal taxable income under the PFIC rules of the Internal Revenue Code. The PFIC rules are very complex. U.S. citizens are strongly encouraged to consult with their tax advisors concerning all of the tax consequences of investing in ADB's common shares and the possible benefits of making a tax election given their circumstances. Additionally, U.S. citizens should review the section entitled "UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS" contained in this Information Circular for a more detailed description of the PFIC rules and how those rules may affect their ownership of ADB's common shares.

IT MAY BE DIFFICULT FOR YOU TO ENFORCE LEGAL CLAIMS AGAINST ADB OR ADB OFFICERS OR DIRECTORS.

ADB is incorporated under the laws of the Province of Ontario, Canada. Certain of its directors and officers are residents of Canada, Norway and Ireland, and substantially all of ADB's assets and the assets of such persons are located outside the United States. As a result, it may be difficult for holders of common shares to effect service of

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legal process within the United States upon those directors and officers who are not residents of the United States. It may also be difficult to realize in the United States upon judgments of courts of the United States without enforcing such judgments in our home jurisdiction or the jurisdiction of residence of the director or officer concerned.

APPROVAL OF THE BOARD OF DIRECTORS

The Board of Directors of the Corporation has approved the contents of this Information Circular and the mailing of same on or about September 26, 2002 to shareholders of record on September 22, 2002.

DATED at Mississauga, Ontario this 20th day of September, 2002.

BY ORDER OF THE BOARD


/s/ John A. Mackie


John A. Mackie
Vice President, General Counsel and Corporate Secretary

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                                  SCHEDULE "A"
                             ARRANGEMENT RESOLUTION

                      ARRANGEMENT UNDER SECTION 182 OF THE
                       BUSINESS CORPORATIONS ACT (ONTARIO)

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

       (a) approval be given to an arrangement under Section 182 of the Business Corporations Act (Ontario) (the "Arrangement") set forth in a plan of arrangement (the "Plan of Arrangement") which is attached as Exhibit A to Schedule B to the management information circular dated September 20, 2002 (the "Proxy Circular") of ADB Systems International Inc. ("ADB") and to an arrangement agreement (the "Arrangement Agreement") between ADB and ADB Systems International Ltd. ("New ADB") which Arrangement Agreement is attached as Schedule "B" to the Proxy Circular;

       (b) notwithstanding that this special resolution has been duly passed by the shareholders of ADB or that the Arrangement has received the approval of the court, the board of directors of ADB may, without further notice to, or approval of, the shareholders, amend or terminate the Plan of Arrangement (provided that any such amendment is not materially adverse to the interest of the holders of ADB shares as a whole) or revoke this special resolution at any time prior to the issuance of a certificate of arrangement giving effect to the Arrangement; and

       (c) any officer of ADB be and is hereby authorized, for an on behalf of ADB (whether under its corporate seal or otherwise), to execute, deliver and file articles of arrangement and all other documents and instruments and take such other actions as such officer may determine to be necessary or desirable to implement this special resolution and the matters authorized hereby, including the transactions required by the Plan of Arrangement or the Arrangement Agreement, such determination to be conclusively evidenced by the execution, delivery and/or filing of any such documents or instruments and the taking of any such actions.

                                                                  Execution Copy

                                  SCHEDULE "B"
                              ARRANGEMENT AGREEMENT

               THIS ARRANGEMENT AGREEMENT dated as of the 23rd day of August,
2002

BETWEEN:

                    ADB SYSTEMS INTERNATIONAL INC., a corporation Amalgamated pursuant to the provisions of the Business Corporations Act (Ontario)
                    (hereinafter referred to as ("ADB")

                                                            OF THE FIRST PART

                    - and -

                    ADB SYSTEMS INTERNATIONAL LTD., a corporation incorporated pursuant to the provisions of the Business Corporations Act (Ontario)
                    (hereinafter referred to as ("New ADB")

                                                            OF THE SECOND PART

               BACKGROUND:

1. The sole shareholder of New ADB has approved the Arrangement in accordance with the provisions of the OBCA;

2. ADB proposes to convene a meeting of its shareholders to, among other things, authorize and approve the Arrangement in accordance with the provisions of the OBCA; AND

3. Upon the Arrangement becoming effective, the shareholders of ADB will become the direct owners of all of the outstanding New ADB Shares and will cease to hold any shares in ADB in accordance with the provisions of this Agreement;

               NOW THEREFORE, in consideration of the premises and the respective covenants and agreement herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereto hereby covenant and agree as follows:

                                    ARTICLE 1

                         DEFINITIONS AND INTERPRETATION

Section 1.1 Definitions: In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms shall have the following meanings:

     (a) "ADB Convertible Debt" means certain secured convertible debt of ADB due December 21, 2004 having an aggregate principal amount of $1,000,000 and evidenced by promissory notes issued in series, namely Series A, Series B, Series C and Series D;

     (b) "ADB Options" means options in favour of directors, officers, employees and other service providers to purchase ADB Shares as more particularly described in the Information Circular and issued pursuant and subject to the ADB Stock Option Plan;

     (c) "ADB Shares" means the issued and outstanding common shares of ADB and common shares of ADB that are allotted pursuant to the Subordinate Notes, as the same are constituted on the date hereof;

     (d) "ADB Stock Option Plan" means the incentive stock option plan adopted by, as amended from time to time, and approved by its shareholders which is in effect at the date hereof and more particularly described in the Information Circular;

     (e) "ADB Warrants" means warrants to purchase up to 2,170,100 ADB Shares which are issued and outstanding on the date hereof and are more particularly described in the Information Circular;

     (f) "Agreement" means this arrangement agreement including the exhibits hereto as the same may be supplemented or amended from time to time;

     (g) "Arrangement" means the arrangement proposed to be effected under the provisions of Section 182 of the OBCA on the terms set out in the Plan of Arrangement;

     (h) "Business Day" means any day from Monday to Friday, inclusive except statutory or civic holidays observed in Toronto, Ottawa or Edmonton, Alberta which is not a Saturday, Sunday or statutory holiday;

     (i) "Charter Documents" of any corporation means the articles and by-laws of such corporation;

     (j)     "Corporations" means ADB and New ADB collectively;

     (k)     "Court" means the Ontario Superior Court of Justice;

     (l) "Effective Date" means the effective date of the Arrangement pursuant to the certificate of arrangement issued by the Director under the OBCA giving effect to the Arrangement;

     (m)     "Effective Time" has the meaning set out in Section 2.1;

     (n) "Final Order" means the final order of the Court approving the Arrangement;

     (o) "Information Circular" means the management information circular of ADB to be sent to the shareholders of ADB in connection with the Meeting;

     (p)     "Interlocutory Order" means the interim order of the Court;

     (q) "Meeting" means the special meeting of the shareholders of ADB to be held to consider and, if deemed advisable, to approve the Arrangement;

     (r) "MRRS Relieving Order" means an order of the Ontario Securities Commission as primary regulator under the Mutual Reliance and Review System of the Canadian Securities Administrators which order shall be applicable in such jurisdictions of Canada as counsel for ADB deems necessary or advisable which order shall:

             (i)    deem New ADB to be a reporting issuer in Ontario pursuant to section 83.1 of the Securities Act (Ontario); and

             (ii) deem New ADB to be a qualifying issuer on and as of the Effective Date written in the meaning of Multilateral Instrument 45-102.

     (s) "New ADB Convertible Debt" means convertible secured debt of New ADB to be exchanged for and having the same denomination, terms and conditions as the ADB Convertible Debt;

     (t) "New ADB Options" means options to purchase new New ADB Shares to be exchanged for and having the same terms and conditions as the ADB Options. New ADB Options will be issued pursuant and subject to the New ADB Stock Option Plan;

     (u) "New ADB Shares" means the common shares which New ADB is authorized to issue, as the same are constituted on the date hereof.

     (v) "New ADB Stock Option Plan" means the incentive stock option plan to be adopted by New ADB and having the same terms and conditions as the ADB Stock Option Plan;

     (w) "New ADB Warrants" means warrants to purchase new ADB Shares to be exchanged for and having the same terms and conditions as the ADB Warrants;

     (x) "OBCA" means the Business Corporations Act, R.S.O. 1990, c. B.16, as amended;

     (y) "Person" includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, a trustee, executor, administrator or other legal representative and the Crown or any agency or instrumentality thereof;

     (z) "Plan of Arrangement" means the plan of arrangement attached to this Agreement as Exhibit A, as it may be amended from time to time;

     (aa) "Subsidiary" means, with respect to a specified body corporate, a body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the directors thereof whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency, are at the time owned, directly or indirectly, by such specified body corporate, and includes a body corporate in like relation to a Subsidiary; and

     (bb) "Subordinate Notes" means (i) the convertible secured notes (including but not limited to Series A, Series B and Series C) issued to Stonestreet Limited Partnership by ADB pursuant to a subscription agreement dated as of August 30, 2002; (ii) the convertible secured notes (including but not limited to Series D) issued to Greenwich Growth Fund Ltd. by ADB pursuant to a subscription agreement dated as of August 30, 2002; and (iii) the convertible secured notes issued to subscribers other than Greenwich Growth Fund Ltd. by ADB for an amount not greater than $300,000.

Section 1.2 Interpretation Not Affected by Heading: The division of this Agreement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of the headings are for convenience of reference only and shall not affect the construction or interpretation of the provisions of this Agreement. The terms "this Agreement", "hereof", "herein", "hereunder" and similar expressions refer to this Agreement and the exhibit hereto as a whole and not to any particular article, section, subsection, paragraph or subparagraph hereof and include any agreement or instrument supplementary or ancillary hereto.

Section 1.3 Number and Gender: Unless the context otherwise requires, words importing the singular number only shall include the plural and vice versa and words importing the use of either gender shall include both genders and neuter.

Section 1.4 Date for Any Action: In the event that any date on which any action is required to be taken hereunder by any of the Corporations is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

Section 1.5 Meaning: Words and phrases used and not defined herein and defined in the OBCA shall have the same meaning herein as in the OBCA unless the context otherwise requires.

Section 1.6 Exhibits: The following exhibits are attached to this Agreement and shall be deemed to be incorporated in and form part hereof:

                     Exhibit           Title
                     -------           -----

                     Exhibit A         Plan of Arrangement

                     Exhibit B         General Conveyance and Assumption
                                       Agreement

                                    ARTICLE 2

                                 THE ARRANGEMENT

Section 2.1 Arrangement and Related Transactions: The Corporations agree that commencing at 12:01 am on the Effective Date (the "Effective Time") the following will occur and shall be deemed to occur in the following order on the terms and subject to the conditions contained in this Agreement:

     (a) Each ADB Common Share (other than such shares held by dissenting shareholders) shall be and be deemed to be exchanged with New ADB for the sole consideration of one New ADB Common Share;

     (b)     New ADB shall have adopted the New ADB Stock Option Plan;

     (c) each ADB Option, whether vested or not vested, outstanding on the Effective Date shall be exchanged at the Effective Time for a New ADB Option having the same terms and conditions and subject to the New ADB Stock Option Plan. The obligations of ADB under the ADB Stock Option Plan shall thereafter terminate;

     (d) each ADB Warrant, whether vested or not vested, outstanding immediately prior to the Effective Date shall be exchanged for an New ADB Warrant having the same terms and conditions following which the ADB Warrants shall be null and void;

     (e) the ADB Convertible Debt outstanding immediately prior to the Effective Time shall be exchanged for New ADB Convertible Debt having the same terms and conditions following which the ADB Convertible Debt shall be null and void; and

     and immediately following the time that is immediately following completion of the above-noted steps

     (f) pursuant to a general assignment and assumption agreement made as of the date hereof between ADB and New ADB and attached as Exhibit B, ADB will transfer all of the ADB Assets (as defined in such agreement) to New ADB in part as a return of capital and in part as in consideration of the assumption of ADB Liabilities and New ADB will assume, fulfill and perform all of the ADB Liabilities (as defined in such agreement). The transaction will be approved by the Court pursuant to the Bulk Sales Act. Upon such transfer:

             (i) New ADB shall be liable for the obligations of ADB (including any obligations that may arise under any permit or agreement) under the ADB Liabilities existing immediately before the Effective Time or that arises after the Effective Time in respect of facts or circumstances in existence immediately prior to the Effective Time;

             (ii) any existing cause of action, claim or liability to prosecution of or affecting ADB existing immediately before the Effective Time or that arises after the Effective Time in respect of facts or circumstances in existence immediately prior to the Effective Time shall be assumed by New ADB;

             (iii) New ADB shall be liable for the obligations of ADB to dissenting shareholders, if any;

             (iv) a civil, criminal or administrative action or proceeding pending by or against ADB existing immediately before the Effective Time or that arises after the Effective Time in respect of facts or circumstances in existence immediately prior to the Effective Time shall be continued to be prosecuted by or against New ADB;

             (v) a conviction against ADB immediately before the Effective Time may be enforced against New ADB or a ruling, order or judgment in favour of or against ADB existing immediately before the Effective Time or that arises after the Effective Time in respect of facts or circumstances in existence immediately prior to the Effective Time shall be enforced by or against New ADB;

     (g) the registered office of New ADB shall be located in Mississauga, Ontario;

     (h) the articles of New ADB shall be substantively the same as the articles of ADB;

     (i) the number of directors of New ADB shall be a minimum of 3 and a maximum of 15, the actual number of directors within the minimum and maximum number to be determined from time to time by resolution of the directors of New ADB;

     (j) the initial directors of New ADB shall be nominees of ADB until their respective successors have been duly elected or appointed; and

     (k) the initial by-laws of New ADB shall be the by-laws of ADB in effect immediately before the Effective Time, to be supplemented, amended or repealed in accordance with the provisions of the Act relating to the making, amending and repealing of by-laws;

     (1)     the articles of amalgamation of ADB shall be amended as follows:

             (i) to change the name of ADB to Bid.Com International Ltd. or such other name as may be permitted under the OBCA;

             (ii) to delete the authorized Preference Shares (as defined in such articles), the terms and conditions attaching to such Preference Shares and the restrictions on transfer of such Preference Shares; and

             (iii) to add transfer restrictions and limits on the number of shareholders.

                                    ARTICLE 3

                         REPRESENTATIONS AND WARRANTIES

Section 3.1 Representations and Warranties of the ADB: ADB hereby represents and warrants to and in favour of New ADB that:

     (a) ADB has been duly incorporated and is a valid and subsisting corporation under the provisions of the OBCA, has all requisite corporate power and authority to carry on its business as now being carried on by it and to own or lease and operate its properties and assets and is duly licensed or otherwise qualified to carryon business in each jurisdiction in which a material amount of its business is conducted or wherein the character of the properties and assets now owned by it makes such qualification necessary;

     (b) As of the date hereof, the issued and outstanding share capital of ADB consists of 41,583,628 ADB Shares, all of which are outstanding as fully paid and non-assessable shares;

     (c) The execution, delivery and performance of this Agreement and the agreements, documents and transactions contemplated herein are within the corporate power and authority of ADB and have been duly authorized by all necessary corporate action and this Agreement constitutes a valid and binding obligation of ADB, enforceable in accordance with its terms;

     (d) ADB does not have any outstanding agreements, subscriptions, warrants, options or commitments, nor has it granted any rights or privileges capable of becoming an agreement, subscription, warrant, option or commitment, obligating ADB to issue any additional shares, or other securities, except the ADB Warrants, the ADB Options and the ADB Convertible Debt, particulars of which are disclosed in the Information Circular;

     (e) Except as described in the Information Circular, there are no material actions, suits, proceedings, investigations or outstanding claims or demands, whether or not purportedly on behalf of ADB, instituted, pending or, to the knowledge of ADB, threatened against or affecting ADB at law or in equity or before or by any governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, or before any securities commission, stock exchange or arbitrator, nor is there any judgment, order decree or award of any court or other governmental or regulatory authority having jurisdiction, obtained, pending or, to the knowledge of ADB, threatened, against ADB, which would prevent or materially hinder the consummation of the Arrangement or the other transactions contemplated by this Agreement or which would involve the reasonable possibility of any material judgment or liability, whether or not covered by insurance, or which in the aggregate would have a material adverse effect on the business, operations, properties, assets or condition, financial or otherwise, of ADB;

     (f) The business of ADB is being conducted in all material respects in compliance with all applicable laws, regulations and ordinances of all authorities having jurisdiction;

     (g) None of the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby or by the fulfilment of or compliance with the terms and provisions hereof do or will, nor will they with the giving of notice or the lapse of time or both violate any provision of any law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable to ADB and do not conflict with any of the terms, conditions or provisions of the Charter Documents of ADB.

Section 3.2 Representations and Warrants of New ADB: New ADB hereby represents and warrants to and in favour of ADB that:

     (a) New ADB has been duly incorporated and is a valid and subsisting corporation under the provisions of the OBCA, has all requisite corporate power and authority to carry on its business as now being carried on by it and to own or lease and operate its properties and assets and is duly licensed or otherwise qualified to carry on business in each jurisdiction in which a material amount of its business is conducted or wherein the character of the properties and assets now owned by it makes such qualification necessary;

     (b) As of the date hereof the issued and outstanding share capital of New ADB consists of one (1) New ADB Shares, all of which are outstanding as fully paid and non-assessable;

     (c) New ADB has, or will have before the Effective Date taken all necessary corporate action to authorize the New ADB Stock Option Plan and the grant of Options to purchase New ADB Shares thereunder in exchange for the ADB Options in accordance herewith and as described in the Information Circular;

     (d) New ADB has, or will have before the Effective Date taken all necessary corporate action to create and authorize the issue of the New ADB Warrants in exchange for the ADB Warrants in accordance herewith and as described in the Information Circular;

     (e) New ADB has, or will have prior to the Effective Date taken all necessary corporate action to authorize the creation and issue of the New ADB Convertible Debt in exchange for the ADB Convertible Debt hereunder and as described in the Information Circular.

     (f) The execution, delivery and performance of this Agreement and the agreements, documents and transactions contemplated herein are within the corporate power and authority of New ADB and have been duly authorized by all necessary corporate action and this Agreement constitutes a valid and binding obligation of New ADB enforceable in accordance with its terms;

     (g) New ADB does not have any outstanding agreements, subscriptions, warrants, options or commitments, nor has it granted any rights or privileges capable of becoming an agreement, subscription, warrant, option or commitment, obligating New ADB to issue any additional shares or other securities, except as contemplated herein and disclosed in the Information Circular;

     (h) There are no actions, suits, proceedings, investigations or outstanding claims or demands, whether or not purportedly on behalf of New ADB instituted, pending, or, to the knowledge of New ADB, threatened against or affecting New ADB at law or in equity or before or by any governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, or before any securities commission, stock exchange or arbitrator, nor is there any judgment, order, decree or award of any court of other governmental or regulatory authority having jurisdiction, obtained, pending or, to the knowledge of New ADB, threatened against New ADB, which would prevent or materially hinder the consummation of the Arrangement or the other transactions contemplated by this Agreement or which would involve the reasonable possibility of nay material judgment or liability, whether or not covered by insurance, or which in the aggregate would have a material adverse effect on the business, operations, properties, assets or condition, financial or otherwise, of New ADB;

     (i) The business of New ADB is being conducted in all material respects in compliance with all applicable laws, regulations and ordinances of all authorities having jurisdiction;

     (j) None of the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby or the fulfilment of or compliance with the terms and provisions hereof do or will, nor will they with the giving of notice or the lapse of time or both, violate any provision of any law or administrative regulation of any judicial or administrative order, award, judgment or decree applicable to New ADB and do not conflict with any of the terms, conditions or provisions of the Charter Documents of New ADB;

                                    ARTICLE 4

                                    COVENANTS

Section 4.1 Covenants of ADB: ADB hereby covenants and agrees with New ADB as follows:

     (a) ADB will not merge into or with, or amalgamate or consolidate with, or enter into any other corporate reorganization with, any other Person or perform any act or enter into any transaction or negotiation which interferes or is inconsistent with the consummation of the transactions contemplated in this Agreement or in the Information Circular;

     (b) ADB will not alter or amend its Charter Documents as the same exist at the date of this Agreement, except as contemplated in the Information Circular;

     (c) Except as contemplated in the Information Circular, ADB will not enter into any transaction or incur any obligation if the same would have a material adverse effect on ADB or the Arrangement, other than in the ordinary course of business, except for transactions with or between and obligations to wholly-owned Subsidiaries of ADB;

     (d) ADB will convene the appropriate special shareholders' meeting on October 22, 2002, or on such other date as is in accordance with the Interlocutory Order and will solicit proxies to be voted at such meeting in favour of the approval of this Agreement, the Arrangement and the other matters incidental to the Arrangement and disclosed in the Information Circular;

     (e) ADB will, in a timely and expeditious manner, file the Information Circular in all jurisdictions where it is required to be filed and mail the same to its shareholders in accordance with applicable law and in accordance with the Interlocutory Order;

     (f) ADB will do all such other acts and things as may be necessary or required in order to give effect to the Arrangement and, without limiting the generality of the foregoing, ADB will use its best efforts to apply for and obtain:

             (i) The approvals of the shareholders of ADB required for the implementation of the Arrangement;

             (ii)   The MRRS Relieving Order; and

             (iii)  The Final Order as provided in Section 4.4 hereof.

     (g) ADB will use all reasonable commercial efforts to cause each of the conditions precedent set forth in Article Five hereof to be complied with on or before the Effective Date.

Section 4.2 Covenants of New ADB: New ADB hereby covenants and agrees with ADB as follows:

     (a) New ADB will not merge into or with, or amalgamate or consolidate with, or enter into any other corporate reorganization with, any other Person or perform any act or enter into any transaction or negotiation which interferes or is inconsistent with the completion of the transactions contemplated this Agreement or in the Information Circular;

     (b) New ADB will not alter or amend its Charter Documents as the same exist at the date of this Agreement, except as contemplated in the Information Circular;

     (c) Except as contemplated in the Information Circular, New ADB will not enter into any transaction or incur any obligation if the same would have a material adverse effect on New ADB or the Arrangement other than in the ordinary course of business;

     (d) New ADB will do all such other acts and things as may be necessary or required in order to give effect to the Arrangement and, without limiting he generality of the foregoing, New ADB will use is best efforts to apply for and obtain,

             (i) The approval of the sole shareholder of New ADB required for the implementation of the Arrangement;

             (ii)   The Final Order as provided in Section 4.4 hereof, and

             (iii) Such other consents, orders and approvals as counsel may advise are necessary or desirable for the implementation of the Arrangement, including those referred to in Section 5.1 hereof;

     (e) New ADB will use all reasonable efforts to cause each of the conditions precedent set forth in Article Five hereof to be complied with on or before the Effective Date; and

     (f) New ADB covenants and agrees to take all necessary actions at its sole expense, including, without limitation, making applications to applicable securities and regulatory authorities, to ensure that Old ADB ceases to be a reporting issuer or the equivalent thereof in each jurisdiction where it maintains such status as of the Effective Time.

Section 4.3 Interlocutory Order and Final Order: The Corporations acknowledge that ADB has applied to the Court pursuant to Section 182 of the OBCA the Interlocutory Order providing for, among other things, the calling and holding of the Meeting for the purpose of considering and, if deemed advisable, approving the Arrangement. The Corporations covenant and agree that, if the approval of the Arrangement as set forth in the Interlocutory Order is obtained, they will thereafter jointly take the necessary steps to submit the Arrangement to the Court and apply for the Final Order in such fashion as the Court may direct and, as soon as practicable thereafter, and subject to compliance with any of the other conditions provided for in Article Five hereof and to the rights of termination in Article Six hereof, file, pursuant to Subsection 183(1) of the OBCA, articles of arrangement to give effect to the Arrangement.

                                    ARTICLE 5

                                   CONDITIONS

Section 5.1 Mutual Conditions Precedent: The respective obligations of the Corporations to complete the transactions contemplated by this Agreement, including the Arrangement and to file articles of arrangement pursuant to Subsection 183(1) of the OBCA to give effect to the Arrangement shall be subject to the satisfaction of the following conditions, Subsection 5.1(e) of which may be waived by any of the Corporations in whole or in part without prejudice to the right of such Corporation to rely on any other of them:

     (a) This Agreement and the Arrangement, with or without amendment, shall have been approved at the Meeting in accordance with the Interlocutory Order and the Arrangement shall have otherwise been approved by the requisite majorities of the shares entitled or required to vote thereon as determined by the Court;

     (b) The Final Order and the MRRS Relieving Order shall have been obtained in form and substance satisfactory to the Corporations;

     (c) All other consents, orders, regulations and approvals, including regulatory and judicial approvals and orders and the consents of other securities regulatory authorities under comparable securities legislation of the other provinces of Canada, required or necessary or desirable for the completion of the transactions provided for in this Agreement and the Arrangement shall have been obtained or received from the persons, authorities or bodies having jurisdiction in the circumstances;

     (d) There shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by this Agreement and the Arrangement;

     (e) None of the consents, orders, approvals or assurances contemplated herein or required for the implementation of the Arrangement shall contain terms or conditions or require undertakings or security deemed unsatisfactory or unacceptable by any of the parties hereto;

     (f) The number of shares held by dissenting shareholders shall not have exceeded 5% of the then issued and outstanding ADB Shares; and

     (g)     This Agreement shall not have been terminated under Article Six.

Section 5.2 Conditions to Obligations of Each Party: The obligation of each of the Corporations to complete the transactions contemplated by this Agreement is further subject to the condition, which may be waived by each such Corporation without prejudice to its right to rely on any other condition in favour of such Corporation, that the covenants of the other Corporations hereto to be performed on or before the Effective Date pursuant to the provisions of this Agreement shall have been duly performed by each of them and that, except as affected by the transactions contemplated by this Agreement, the representations and warranties of the Corporations shall be true and correct in all material respects as at the Effective Date, with the same effect as if such representations and warranties had been made at, and as of, such time and each Corporation shall have received a certificate, dated the Effective Date, of a senior officer of each other Corporation confirming the same.

Section 5.3   Merger of Conditions: All conditions set out in Sections 5.1 and
5.2 shall be conclusively deemed to have been satisfied, waived or released on receipt of the filing by the Corporations of articles of arrangement under subsection 183(1) of the OBCA.

                                    ARTICLE 6

                            AMENDMENT AND TERMINATION

Section 6.1 Amendment: This Agreement may, at any time and from time to time before and after the holding of the Meeting, but not later than the Effective Date, be amended by written agreement of the Corporations without, subject to applicable law, further notice to or authorization on the part of the shareholders of ADB. Without limiting the generality of the foregoing, any such amendment may:

     (a) Change the time for the performance of any of the obligations or acts of the Corporations;

     (b) Waive any inaccuracies or modify any representation or warranty contained herein or in any document to be delivered pursuant hereto; or

     (c) Waive compliance with or modify any of the covenants contained herein or waive or modify the performance of any of the obligations of the Corporations,

Provided, notwithstanding the foregoing, Subsection 5.1(a) of this Agreement shall not be amended without the approval of the shareholders of ADB given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court. This Agreement and the Plan of Arrangement may be amended in accordance with the Final Order, but in the event that the terms of the Final Order require any such amendment, the rights of the Corporations under Sections 5.1, 5.2 and 6.2 hereof shall remain unaffected.

Section 6.2   Rights of Termination: If any of the conditions contained in
Section 5.1 or 5.2 shall not be fulfilled or performed on or before the Effective Date, either of the Corporations may terminate this Agreement by notice to the other Corporation and in such event such Corporation shall be released from all obligations under this Agreement, all rights of specific performance by any of the Corporations shall terminate and, unless such Corporation can show that the condition or conditions the non-performance of which has caused such Corporation can show that the other Corporation could reasonably have performed such condition or conditions then that Corporation shall not be released from its obligations hereunder and further provided that any of such conditions may be waived in full or in part by either of the Corporations without prejudice to its rights of termination in the event of the non-fulfilment or non-performance of any other condition.

Section 6.3 Notice of Unfulfilled Conditions: If either of the Corporations shall determine at any time prior to the Effective Date that it intends to refuse to consummate the Arrangement or any of the transactions contemplated under this Agreement or the Information Circular because of any unfulfilled or unperformed condition precedent contained in this Agreement on the part of the other Corporation to be fulfilled or performed, such Corporation shall so notify the other Corporation forthwith upon making such determination in order that the other Corporation shall have the right and opportunity to take such steps, at its own expense, as may be necessary for the purpose of fulfilling or performing such condition precedent within a reasonable period of time, but in no event later than October 31, 2002.

Section 6.4 Mutual Termination: This Agreement may, at any time before or after the holding of the Meeting, but no later than the Effective Date, be terminated by unanimous agreement of the boards of directors of the Corporations without further action on the part of their respective shareholders and if the Effective Date does not occur on or before October 31, 2002 each of the Corporations may unilaterally terminate this Agreement without further action on the part of its shareholders, which termination will be effective upon a resolution to that effect being passed by the applicable board of directors and notice thereof being given to the other Corporations.

                                    ARTICLE 7
                                     GENERAL

Section 7.1 Notices: All notices which may or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be served personally or by telecopy, in each case addressed to as follows:

     (a)     In the case of ADB:

             6725 Airport Road
             Suite 201
             Mississauga, Ontario Canada
             L4V 1V2

             Attention: Jeff Lymburner, Chief Executive Officer
             Telecopier: (905)672-7514

     (b)     In the case of:

             6725 Airport Road
             Suite 201
             Mississauga, Ontario Canada
             L4V 1V2

             Attention: John Mackie
             Telecopier: (905)672-7514


Section 7.2 Assignment: No Corporation may assign its rights or obligations under this Agreement or the Arrangement without the prior written consent of the other Corporation.

Section 7.3 Binding Effect: This Agreement and the Arrangement shall be binding upon and shall enure to the benefit of the Corporations and their respective successors and permitted assigns.

Section 7.4 Waiver: Any waiver or release of any of the provisions of this Agreement, to be effective, must be in writing and executed by the Corporations granting such waiver or release. Waivers may only be granted upon compliance with the terms governing amendments set forth in Section 6.1 hereof.

Section 7.5 Governing Law: This Agreement shall be governed and construed according to the laws of the Province of Ontario and the laws of Canada applicable therein, and shall be treated, in all respects, as an Ontario contract. For the purposes of all legal proceedings this

Agreement will be deemed to have been performed in the Province of Ontario and each of the parties hereby attorns to the jurisdiction of the courts of the Province of Ontario.

Section 7.6 Counterparts: This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

Section 7.7 Entire Agreement: This Agreement, together with the agreements and other documents herein or therein referred to, constitutes the entire agreement among the Corporations pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between the Corporations with respect to the subject matter hereof.

Section 7.8   Time of Essence: Time is of the essence of this Agreement.

             WITNESS WHEREOF the parties hereto have executed this Agreement as of the date hereinbefore written.


                                          ADB SYSTEMS INTERNATIONAL, INC.


                                          Per: /s/ John Mackie
                                              ---------------------------------
                                                 Title:
                                                 Name:


                                          ADB SYSTEMS INTERNATIONAL LTD.

                                          Per: /s/ John Mackie
                                              ----------------------------------
                                                 Title:
                                                 Name:

                                   EXHIBIT "A"

           TO THE ARRANGEMENT AGREEMENT DATED AS OF THE 23RD DAY OF
                                  AUGUST, 2002

           BETWEEN ADB SYSTEMS INTERNATIONAL INC. AND ADB NEWCO INC.

                  PLAN OF ARRANGEMENT UNDER SECTION 182 OF THE
                       BUSINESS CORPORATIONS ACT (ONTARIO)

                                    ARTICLE 1
                         DEFINITIONS AND INTERPRETATION

Section 1.1 Definitions: In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms shall have the following meanings:

     (a) "ADB Convertible Debt" means certain secured convertible debt of ADB having an aggregate principal amount of $1,000,000 and evidenced by promissory notes issued in series, namely Series A, Series B, Series C and Series D;

     (b) "ADB Options" means options in favour of directors, officers, employees and other service providers to purchase ADB Shares as more particularly described in the Information Circular and issued pursuant and subject to the ADB Stock Option Plan;

     (c) "ADB Shares" means the issued and outstanding common shares of ADB, and common shares of ADB that are allotted pursuant to the Subordinate Notes as the same are constituted on the date hereof;

     (d) "ADB Stock Option Plan" means the incentive stock option plan adopted by ADB, as amended form time to time, and approved by its shareholders which is in effect at the date hereof and more particularly described in the Information Circular;

     (e) "ADB Warrants" means warrants to purchase up to 2,170,100 ADB Shares which are issued and outstanding on the date hereof and are more particularly described in the Information Circular;

     (f) "Agreement" means this arrangement agreement including the exhibits hereto as the same may be supplemented or amended from time to time;

     (g) "Arrangement" means the arrangement proposed to be effected under the provisions of Section 182 of the OBCA on the terms set out in the Plan of Arrangement;

     (h) "Business Day" means a day which is not a Saturday, Sunday or statutory holiday;

     (i) "Charter Documents" of any corporation means the articles and by-laws of such corporation;

     (j)     "Corporation" means ADB and New ADB;

     (k)     "Court" means the Ontario Superior Court of Justice;

     (l) "Effective Date" means the effective date of the Arrangement pursuant to the certificate of arrangement issued by the Director under the OBCA giving effect to the Arrangement;

     (m) "Final Order" means the final order of the Court approving the Arrangement;

     (n) "Information Circular" means the management information circular of ADB to be sent to the shareholders of the ADB in connection with the Meeting;

     (o)     "Interlocutory Order" means the interim order of the Court;

     (p) "Meeting" means the special meeting of the shareholders of the ADB to be held to consider and, if deemed advisable, to approve the Arrangement;

     (q) "New ADB Convertible Debt" means convertible secured debt of New ADB to be exchanged for and having the same denomination, terms and conditions as the ADB Convertible Debt;

     (r) "New ADB Options" means options to purchase new New ADB Shares to be exchanged for and having the same terms and conditions as the ADB Options. New ADB Options will be issued pursuant and subject to the ADB New Stock Option Plan;

     (s) "New ADB Shares" means the common shares which New ADB is authorized to issue, as the same are constituted on the date hereof.

     (t) "New ADB Stock Option Plan" means the incentive stock option plan to be adopted by New ADB and having the same terms and conditions as the ADB Stock Option Plan;

     (u) "New ADB Warrants" means warrants to purchase new ADB newco Shares to be exchanged for and having the same terms and conditions as the 1d ADB Warrants;

     (v) "OBCA" means the Business Corporations Act, R.S.O. 1990, c. B.16, as amended;

     (w) "Person" includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, a trustee, executor, administrator or other legal representative and the Crown or any agency or instrumentality thereof;

     (x) "Plan of Arrangement" means the plan of arrangement attached to this Agreement as Exhibit A, as it may be amended from time to time;

     (y) "Subordinate Notes" means (i) the convertible secured notes (including but not limited to Series A, Series B and Series C) issued to Stonestreet Limited Partnership by ADB pursuant to a subscription agreement dated as of August 30, 2002; (ii) the convertible secured notes (including but not limited to Series D) issued to Greenwich Growth Fund Ltd. by ADB pursuant to a subscription agreement dated as of August 30, 2002; and (iii) the convertible secured notes issued to subscribers other than Greenwich Growth Fund Ltd. by ADB for an amount not greater than $300,000.

     (z) "Subsidiary" means, with respect to a specified body corporate, a body corporate which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the directors thereof whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency, are at the time owned, directly or indirectly, by such specified body corporate, and includes a body corporate in like relation to a Subsidiary.

                                    ARTICLE 2

                                 THE ARRANGEMENT

Section 2.1 Arrangement Agreement: This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement.

                                    ARTICLE 3

                                 THE ARRANGEMENT

Section 3.1 Arrangement and Related Transactions: The Corporations agree that commencing at 12:01 am on the Effective Date (the "Effective Time") the following will occur and shall be deemed to occur in the following order on the terms and subject to the conditions contained in this Agreement:

     (a) Each ADB Common Share (other than such shares held by dissenting shareholders) shall be and be deemed to be exchanged with New ADB for the sole consideration of one New ADB Common Share;

     (b)     New ADB shall have adopted the New ADB Stock Option Plan;

     (c) each ADB Option, whether vested or not vested, outstanding on the Effective Date shall be exchanged at the Effective Time for a New ADB Option having the same terms and conditions and subject to the New ADB Stock Option Plan. The obligations of ADB under the ADB Stock Option Plan shall thereafter terminate;

     (d) each ADB Warrant, whether vested or not vested, outstanding immediately prior to the Effective Date shall be exchanged for an New ADB Warrant having the same terms and conditions following which the ADB Warrants shall be null and void;

     (e) the ADB Convertible Debt outstanding immediately prior to the Effective Time shall be exchanged for New ADB Convertible Debt having the same terms and conditions following which the ADB Convertible Debt shall be null and void; and

     and immediately following the time that is immediately following completion of the above-noted steps

     (f) pursuant to a general assignment and assumption agreement, ADB will transfer all of the ADB Assets (as defined in such agreement) to New ADB in part as a return of capital and in part as in consideration of the assumption of ADB Liabilities and New ADB will assume, fulfill and perform all of the ADB Liabilities (as defined in such agreement). The transaction will be approved by the court pursuant to the Bulk Sales Act. Upon such transfer:

             (i) New ADB shall be liable for the obligations of ADB (including any obligations that may arise under any permit or agreement) under the ADB Liabilities existing immediately before the Effective Time or that arises after the Effective Time in respect of facts or circumstances in existence immediately prior to the Effective Time;

             (ii) any existing cause of action, claim or liability to prosecution of or affecting ADB existing immediately before the Effective Time or that arises after the Effective Time in respect of facts or circumstances in existence immediately prior to the Effective Time shall be assumed by New ADB;

             (iii) New ADB shall be liable for the obligations of ADB to dissenting shareholders, if any;

             (iv) a civil, criminal or administrative action or proceeding pending by or against ADB existing immediately before the Effective Time or that arises after the Effective Time in respect of facts or circumstances in existence immediately prior to the Effective Time shall be continued to be prosecuted by or against New ADB;

             (v) a conviction against ADB immediately before the Effective Time may be enforced against New ADB or a ruling, order or judgment in favour of or against ADB existing immediately before the Effective Time or that arises after the Effective Time in respect of facts or circumstances in existence immediately prior to the Effective Time shall be enforced by or against New ADB;

     (g) the registered office of New ADB shall be located in Mississauga, Ontario;

     (h) the articles of New ADB shall be substantively the same as the articles of ADB;

     (i) the number of directors of New ADB shall be a minimum of 3 and a maximum of 15, the actual number of directors within the minimum and maximum number to be determined from time to time by resolution of the directors of New ADB;

     (j) the initial directors of New ADB shall be nominees of ADB until their respective successors have been duly elected or appointed; and

     (k) the initial by-laws of New ADB shall be the by-laws of ADB in effect immediately before the Effective Time, to be supplemented, amended or repealed in accordance with the provisions of the Act relating to the making, amending and repealing of by-laws;

     (1)    the articles of amalgamation of ADB shall be amended as follows:

            (i) to change the name of ADB to Bid.Com International Ltd. or such other name as may be permitted under the OBCA;

            (ii) to delete the authorized Preference Shares (as defined in such articles), the terms and conditions attaching to such Preference Shares and the restrictions on transfer of such Preference Shares; and

            (iii) to add transfer restrictions and limits on the number of shareholders.

                                    ARTICLE 4

                               SHARE CERTIFICATES

Section 4.1 Share Certificates: Following the Effective Date, certificates representing New ADB Shares to which each holder of ADB Shares is entitled will be forwarded to each holder of New ADB Shares as soon as practicable and will be registered in the same manner as such shareholder's ADB Shares are registered immediately prior to the Effective Date. Certificates representing ADB Shares held by each holder of ADB Shares issued and outstanding immediately prior to the Effective Date shall thereafter represent the New ADB Shares held by such holder immediately following the Effective Date.

                                    ARTICLE 5

                                RIGHTS OF DISSENT

Section 5.1 Rights of Dissent: Holders of ADB Shares may exercise rights of dissent pursuant to and in the manner set forth in Section 185 of the OBCA and this section 5.1 in connection with the Arrangement and holders who duly exercise such right of dissent and who:

     (a) are ultimately entitled to be paid fair value for their ADB Shares, shall be deemed to have transferred their ADB Shares to ADB for cancellation at the Effective Date of the Arrangement; or

     (b) for any reason, are ultimately not entitled to be paid fair value for their ADB Shares, shall (unless clause 29(b) of section 185 of the OBC applies) be deemed to have participated in the Arrangement on the same basis as any non-dissenting holder of ADB Shares as at and from the Effective Date and shall receive New ADB Shares on the basis set forth in section 3.01(a) of this Plan of Arrangement, subject to Article Four hereof, but in no case shall ADB be required to recognize such persons as holding ADB Shares on and after the Effective Date.

                                   EXHIBIT "B"

                               GENERAL CONVEYANCE
                            AND ASSUMPTION AGREEMENT

           THIS AGREEMENT is dated as of the 23rd day of August, 2002

B E T W E E N:

                    ADB SYSTEMS INTERNATIONAL INC., a corporation incorporated under the laws of the Province of Ontario, having its principal place of business at 6725 Airport Rd., Mississauga, Ontario L4V 1V2 ("ADB")

                    - and -

                    ADB SYSTEMS INTERNATIONAL LTD., a corporation incorporated under the laws of the Province of Ontario, having its principal place of business at 6725 Mississauga, Ontario L4V 1V2 ("New ADB")

BACKGROUND:

            1. Pursuant to a co-operation agreement dated as of August 23, 2002, among ADB, New ADB and The Brick Warehouse Corporation (the "Co-operation Agreement"), ADB agreed to assign and transfer to New ADB certain of its assets and New ADB agreed to assume certain of ADB's liabilities.

            2. Pursuant to a resolution of the board of directors, it was resolved to transfer such assets to new ADB as a return of capital and this agreement is intended to implement such return of capital.

            3. ADB's G.S.T. registration number is 88676-3960-RT0001 and New ADB will apply for a G.S.T. registration number forthwith.

            NOW THEREFORE, in consideration of the premises and the mutual agreements and covenants contained in this Agreement and for other good and valuable consideration (the receipt and adequacy of which are hereby mutually acknowledged), the parties agree as follows:

1. Definitions - Unless otherwise specifically defined in this Agreement, any capitalized terms used in this Agreement shall have the meanings ascribed to them in the Co-operation Agreement

2. Transfer of Assets - ADB hereby transfers, conveys, assigns and delivers unto New ADB, its successors and assigns, effective as at the Effective Time, all of ADB's right, title and that the fair market value of the assets is as indicated on Schedule "C" hereto. In the event that Canada Customs and Revenue Agency ("CCRA") should take the view, and it should be ultimately determined by CCRA, the Tax Court of Canada or a higher tribunal that the fair market value of the assets is an amount different than an amount set out on Schedule C, then the parties agree to adopt such different amount for purposes of determining their proceeds or cost amounts, as the case may be.

3. Tax - New ADB shall pay all retail sales tax and G.S.T. in respect of the transactions contemplated hereby. ADB and New ADB shall jointly make and New ADB shall file in prescribed form and manner an election pursuant to section 167 of the Excise Tax Act (Canada) in connection with the transfer of assets hereunder. New ADB will indemnify and save harmless ADB from and against all Liabilities incurred by ADB directly or indirectly as a result of ADB not collecting or remitting any tax in respect of the transfer of assets hereunder or as a result of any failure to file the election referred to in the last sentence in a timely fashion.

4. Employees - New ADB will offer employment to all employees of ADB on substantially the same terms as they presently enjoy, except in respect of Ken Martin, Craig Martin and Stoney Jiang and will continue to be responsible for and will discharge all Liabilities to such employees for wages, severance pay, termination pay, notice of termination of employment or pay in lieu of such notice, damages for wrongful dismissal or other employee benefits or claims, including vacation pay, whether arising under a written contract of employment or otherwise.

5. Assumption and Indemnification - New ADB hereby assumes all the ADB liabilities except the Bid.Com Liabilities as described in Schedule B hereto, and undertakes to pay or discharge such liabilities in accordance with their terms. New ADB shall indemnify and hold harmless ADB and its respective Affiliates, officers, directors, shareholders, representatives and agents (collectively the "Indemnitees") from and against and in respect of any and all Losses incurred by, resulting from arising out of, relating to, imposed upon or incurred by any other Indemnitee by reason of any indebtedness, obligation or liability of any kind in respect of the liabilities assumed pursuant to this agreement. For purposes of this Agreement, the term, "Losses" means any and all deficiencies, judgments, settlements, demands, claims, suits, actions or causes of action, liabilities, losses, damages, interest, fines, penalties, costs and expenses (including reasonable legal, accounting and other costs and expenses incurred in connection with investigating, defending, settling or satisfying any and all demands, claims, actions, causes of action, suits, proceedings, assessments, judgments or appeals, and in seeking indemnification therefor.)

6. Return of Capital - The amount by which the fair market value of the transferred assets exceeds the assumed liabilities shall be paid to New ADB as a return of capital on its shares of ADB.

7. Further Assurances - Upon the request from time to time of New ADB, ADB shall execute all such conveyances, bills of sale, transfers, assignments, notices and other documents and use all reasonable efforts to secure all necessary consents and approvals as, in the reasonable opinion of New ADB, may be necessary to effectively vest title to the assets in New ADB or otherwise to protect or perfect any rights of New ADB in the assets. New ADB shall be responsible for the costs of preparing, executing and registering with all necessary offices of otherwise to protect or perfect any rights of New ADB in the assets. New ADB shall be responsible for the costs of preparing, executing and registering with all necessary offices of public record any such conveyance, bill of sale, transfer, assignment, notice or other document in respect of the assets.

8. Remedies - The rights and remedies conferred under this Agreement are not intended to be exclusive of any other rights or remedies available to either New ADB or ADB in connection with the breach or failure of any of the covenants, warranties, representations or other obligations of the other party given in this Agreement or the Co-operation Agreement, and nothing contained in this Agreement shall be construed in any manner as restricting or derogating from any other such rights or remedies.

9. Conflict - This General Conveyance and Assumption Agreement is executed and delivered pursuant to the Co-operation Agreement, and ADB covenants and agrees with New ADB that this General Conveyance and Assumption Agreement is subject to every agreement, representation, warranty, indemnification, covenant and provision contained in the provisions of the Co-operation Agreement. In the event there is a conflict between the terms and the provisions of this Agreement and the Co-operation Agreement, the terms and provisions of the Co-operation Agreement shall govern.

10. Trust - ADB hereby declares that, as to any of the ADB assets or interest in any of the ADB assets intended to be hereby transferred, assigned, conveyed and set over to New ADB, and the title to which may not have passed to New ADB by virtue of this Agreement or any transfers or conveyances which may from time to time be executed and delivered in connection with this Agreement. ADB holds such property or interest in trust for New ADB to convey, assign and transfer the same as ADB may from time to time direct. Any Liabilities associated with ADB assets transferred or intended to be transferred hereunder shall be assumed by New ADB even though title to such ADB assets may be held in trust by ADB and New ADB will indemnify and save harmless ADB from and against all such Liabilities.

11. Notice - Any notice or other communication (a "Notice") required or permitted to be given or made hereunder shall be in writing and shall be well and sufficiently given or made if:

     (a)    delivered by overnight courier service;

     (b) sent by facsimile transmission or other means of electronic communication;

            in the case of a Notice to New ADB addressed to it at:

               c/o The Brick Warehouse Corporation
               16930-114 Avenue
               Edmonton, Alberta
               T5M 3S2

               Attention: Ron Tweddle,
                          Chief Financial Officer

               Fax No.:   (780)454-0969
            with a copy to:

               McCarthy Tetrault LLP
               Box 48, Suite 4700
               Toronto-Dominion Bank Tower
               Toronto, ON M5K 1E6

               Attention: Jonathan Grant

               Fax No.:   (416)868-0673

            and in the case of a Notice to ADB, addressed to it at:

               ADB Systems International Inc.
               201-6725 Airport Road
               Mississauga, Ontario
               L4V 1V2

               Attention: John Mackie

               Fax No.:   (905)672-7514

            with a copy to:

               Gowling Lafleur Henderson LLP
               Suite 5800
               Scotia Plaza
               Toronto, Ontario
               M5H 3Z7

               Attention: David Pamenter

               Fax No.:   (416)863-3611

            Any Notice given or made in accordance with this Section 11 shall be deemed to have been given or made and to have been received on the next Business Day after it was delivered, if delivered as aforesaid.

            Either party may from time to time change its address for notice by giving Notice to the other party in accordance with the provisions of this
Section 11.

12. Assignment - Neither ADB or New ADB may assign its rights and obligations under this Agreement, in whole or in part, without the prior consent in writing of the other party. Any purported assignment made by ADB or New ADB without required consent is void and of no effect. No assignment of this Agreement shall relieve either party from any obligation under this Agreement.

13. Binding on Successors - This Agreement shall enure to the benefit of and be binding upon the parties and their respective successors and permitted assigns.

14. Further Assurances - Each party agrees that upon the written request of the other party, it will do all such acts and execute all such further documents, assignments, and the like, and will cause the doing of all such acts and will cause the execution of all such further documents as are within its power to cause the doing or execution of, as any other party hereto may from time to time reasonably request be done and/or executed as may be reasonably necessary or desirable to give effect to this Agreement.

15. Independent Contractors - It is understood and agreed that in giving effect to this Agreement, no party shall be or be deemed a partners, agent or employee of the other party for any purpose and that their relationship to each other shall be that of independent contractors. Nothing in this Agreement shall constitute a partnership or a joint venture between the parties. No party shall have the right to enter contracts or pledge the credit of or incur expenses of liabilities on behalf of the other party.

16. Waiver - A waiver by a party hereto of any its rights hereunder or of the performance by the other party of any of its obligations hereunder shall be without prejudice to all of the other rights hereunder of the party so waiving and shall not constitute a waiver of any such other rights or, in any other instance, of the rights so waived, or a waiver of the performance by the other party of any of its other obligations hereunder or of the performance by the other party of any of its other obligations hereunder or of the performance, in any other instance, of the obligations waived. No waiver shall be effective or binding upon a party unless the same shall be expressed in writing and executed by the party to be bound.

17. Interpretation - This Agreement has been negotiated by the parties hereto and their respective counsel and shall be fairly interpreted in accordance with its terms and without any rules of construction relating to which party drafted the agreement being applied in favour or against either party.

18. Amendment - No amendment of any provision of this Agreement shall be effective unless such amendment is embodied in a written agreement which is: (i) expressly stated to be intended to amend this Agreement; and (ii) executed by an authorized signing officer of ADB and an authorized signing officer of New ADB.

19. Governing Law - This Agreement shall be governed and construed according to the laws of the Province of Ontario and the laws of Canada applicable therein, and shall be treated, in all respects, as an Ontario contract, without prejudice to or limitation of any rights or remedies available under the laws of any jurisdiction where property or assets of either party may be found. Each of the parties hereby attorns to the jurisdiction of the courts of the Province of Ontario.

20.  Time of the Essence - Time is of the essence of this Agreement.

21. Counterparts - This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument. Counterparts may be executed either in original or faxed form and the parties adopt any signatures received by a receiving fax machine as original signatures of the Parties.

            IN WITNESS WHEREOF this Agreement is executed by the Parties as of the date first written, above.


                                         ADB SYSTEMS INTERNATIONAL INC.


                                         By:
                                             ----------------------------
                                              Name:
                                              Title:


                                         ADB SYSTEMS INTERNATIONAL LTD.

                                         By:
                                             ----------------------------
                                              Name:
                                              Title:

                                  SCHEDULE "A"

                                 BID.COM ASSETS

Old ADB Domain Names (as defined in the Loan Agreement)

Old ADB Trade-Marks (as defined in the Loan Agreement)

All goodwill associated with the Bid.Com Assets and the Bid.Com Liabilities registered user data base for www.bid.com

Employment Agreements

Employee Workstations (3 units)

     .      Personal computers: Hewlett Packard, 256 RAM

     .      Monitors

     .      Printer (1): Hewlett Packard 1100

     .      Cellular Phones: Rogers

     .      Desk telephones

     .      Pagers


Office Furniture

     .      One workstation cluster (4 employee stations)

     .      Office chairs

     .      Filing cabinet unit

THE FOLLOWING ITEMS ARE SUBJECT TO A LEASE WITH HEWLETT-PACKARD:

WEB SERVER

     .      Quad CPU Intel Pentium Xeon 500 MHZ (2 MB L2 Cache)

     .      2 GB Ram

     .      Raid Card

     .      2 10/lO0 NIC's

     .      2x18 Raid 0 HDD

     .      3x18 Raid 5 HDD

     .      Tape Drive

     .      Floppy Drive

     .

DATABASE (2 NODE CLUSTER)

     .      Node Configuration: 2 Units

     .      Dual CPU Intel Pentium Xeon 500 MHZ (2 MB L2 Cache)

     .      1GB Ram

     .      Raid Card

     .      2 10/lOO NIC's

     .      3x18 Raid 5 HDD

     .      Tape Drive

     .      Floppy Drive

     .

     Shared Data Storage (1 Unit)

     .      Raid Disk Array

     .      6x18 GB HDD

Domain Controllers (2 Units)

     .      Dual CPU 500 MHZ

     .      512 MB RAM

     .      Raid Card

     .      1 NIC

     .      3x18 GB HDD

     .      Tape Backup

THE ITEMS LISTED BELOW ARE NOT INCLUDED IN THE BID.COM ASSETS BUT SHALL BE ADDRESSED AS PART OF THE BUDGET PROCESS CONTEMPLATED BY THE SUPPLY, SERVICES AND LICENSE AGREEMENT BETWEEN ADB, NEW ADB AND THE BRICK WAREHOUSE CORPORATION

Other Software

     .      MS Windows 2000 Server

     .      MS SQL 2000 Server

     .      Verisign secure certificate

     .      SA-FileUP

Other Hardware

     .      Internet Connection: T1 1.5 MB

     .      Router: Cisco 2500/2600 series

     .      Firewall: Cisco Pix 515 or 525 Series

     .      Switch: Cisco/HP/3Com

     .      8 Leased IP addresses

     .      UPS's

     .      Server Racks

     .      Monitor

     .      Cables

                                   Schedule B

                              BID.COM LIABILITIES

1.   Employment obligations under agreements

2. Obligations to be assumed/retained by Bid.Com under cell phone, pager and office phone arrangements for the employees specified in 1. above.

3. Obligations to be assumed/retained by Bid.Com in respect of hardware, software and connectivity arrangements pursuant to the budgetary process contemplated by the Supply. Services and License Agreement between ADB, New ADB and The Brick Warehouse Corporation.

                                  SCHEDULE "C"

                         ADB SYSTEMS INTERNATIONAL INC.

                        MARKET BASED VALUATION ESTIMATES

                                   28/08/2002

                          ADB Systems International Inc
                        Market Based Valuation Estimates
                                   28/08/2002

                                              Estimated Accounting Values   Estimated Tax Values
                                                  at August 22, 2002         at August 22, 2002
ASSETS

CURRENT

  Cash                                                    $        66,308          $      66,308
  Marketable securities                                   $       105,615          $     105,615
  Accounts receivable                                     $        35,312          $      35,312
  Intercompany receivable (payable)                       $     5,796,667          $   5,796,667
  Deposits and prepaid expenses                           $       207,670          $   1,133,598
                                              --------------------------------------------------
                                                          $     6,211,572          $   7,137,500
                                                          $             0
CAPITAL ASSETS - AT COST                                  $     3,013,636
  Less accumulated depreciation                               ($2,680,893)
                                              --------------------------------------------------
                                                          $       332,743              3,332,168

STRATEGIC INVESTMENTS                                     $        80,078              2,806,400
INVESTMENT IN SUBSIDIARIES                                    ($2,581,412)             3,167,190
TRADEMARKS AND INTELLECTUAL PROPERTY                      $        27,617                162,910
                                              --------------------------------------------------
TOTAL ASSETS                                              $     4,070,598          $  16,606,168
                                              ==================================================

LIABILITIES

CURRENT
  Accounts payable                                        $       468,663          $     468,663
  Accrued liabilities                                     $        23,294          $      23,294
  Current portion of long term capital lease              $        16,714          $      16,714
  Current portion of deferred revenue                     $       107,820          $     107,820
                                              --------------------------------------------------
                                                          $       616,491          $     616,491

Minority Interest                                         $             0          $           0

SHAREHOLDERS' EQUITY

  Share Capital                                           $    94,516,037          $  94,516,037
  GE Warrants                                             $     1,348,994                      0
  Non Employee Options                                    $       115,967                      0
  Options Issued - Norway Employees                       $       575,533                      0
  FTC Account                                             $         8,844                      0
  Deficit - Opening Balance                                  ($87,592,746)
  Deficit - Current Year                                      ($5,518,522)
  Total Deficit                                              ($93,111,268)           (78,526,360)
                                              --------------------------------------------------
Net Equity                                                $     3,454,107          $  15,989,677
                                              --------------------------------------------------
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY                  $     4,070,598          $  16,606,168
                                              ==================================================

Outstanding Share Capital at June 30, 2002                $    41,494,400
Closing Share Price Aug 22, 2002                                     0.12
FMV of ADB Systems

                                                Estimated FMV
                                              at August 22, 2002
ASSETS

CURRENT

  Cash                                               $    66,308 FMV=Book Value
  Marketable securities                              $   105,615 FMV=Book Value
  Accounts receivable                                $    35,312 FMV=Book Value
  Intercompany receivable (payable)                            0 FMV of 0. as no subsidiary has the capacity to repay
  Deposits and prepaid expenses                      $    21,514 FMV reflects only amounts recoverable
                                              ------------------
                                                     $   228,749

CAPITAL ASSETS - AT COST
  Less accumulated depreciation
                                               -----------------
                                                         332,743 FMV=Book Value

STRATEGIC INVESTMENTS                                $    80,078 Fair Market Value based on Trading Prices
INVESTMENT IN SUBSIDIARIES                             3,042,415 FMV based book value of assets/liabilities plus depreciated value of software since October purchase
TRADEMARKS AND INTELLECTUAL PROPERTY                 $ 1,295,343 FMV=Unallocated residual
                                               -----------------
TOTAL ASSETS                                         $ 4,979,328
                                               =================

LIABILITIES

CURRENT
  Accounts payable                                   $   468,663 FMV=Book Value
  Accrued liabilities                                $    23,294 FMV=Book Value
  Current portion of long term capital lease         $    16,714 FMV=Book Value
  Current portion of deferred revenue                $         0 FMV=0 as no go forward obligation present
                                               -----------------
                                                     $   508,671

Minority Interest                                    $         0

SHAREHOLDERS' EQUITY

  Share Capital
  GE Warrants
  Non Employee Options
  Options Issued - Norway Employees
  FTC Account
  Deficit - Opening Balance
  Deficit - Current Year
  Total Deficit
                                               -----------------
Net Equity                                           $ 4,470,657
                                               -----------------
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY             $ 4,979,328
                                               =================

                                                     $         0
Outstanding Share Capital at June 30, 2002
Closing Share Price Aug 22, 2002
FMV of ADB Systems                                   $ 4,979,328

                                  SCHEDULE "C"
                     BID.COM ASSETS AND BID.COM LIABILITIES

BID.COM ASSETS

Old ADB Domain Names (as defined in the Loan Agreement)

Old ADB Trade-Marks (as defined in the Loan Agreement)

All goodwill associated with the Bid.Com Assets and the Bid.Com Liabilities

Registered user data base for www.bid.com

Employment Agreements with certain employees

Employee Workstations (3 units)
     .      Personal computers: Hewlett Packard, 256 RAM
     .      Monitors
     .      Printer (1): Hewlett Packard 1100
     .      Cellular Phones: Rogers
     .      Desk telephones
     .      Pagers

Office Furniture
     .      One workstation cluster (4 employee stations)
     .      Office chairs
     .      Filing cabinet unit

THE FOLLOWING ITEMS ARE SUBJECT TO AN EQUIPMENT LEASE:

Web Server
     .      Quad CPU Intel Pentium Xeon 500 MHZ (2 MB L2 Cache)
     .      2 GB Ram
     .      Raid Card
     .      2 10/l00 NIC's
     .      2x18 Raid 0 HDD
     .      3x18 Raid 5 HDD
     .      Tape Drive
     .      Floppy Drive

Database (2 Nod Cluster)
     .      Node Configuration: 2 Units
     .      Dual CPU Intel Pentium Xeon 500 MHZ (2 MB L2 Cache)
     .      1GB Ram
     .      Raid Card
     .      2 10/lOO NIC's
     .      3x18 Raid 5 HDD
     .      Tape Drive
     .      Floppy Drive

Shared Data Storage (1 Unit)
     .      Raid Disk Array
     .      6xl8 GB HDD

Domain Controllers (2 Units)
     .      Dual CPU 500 MHZ
     .      512 MB RAM
     .      Raid Card
     .      1 NIC
     .      3x18 GB HDD
     .      Tape Backup

BID.COM LIABILITIES

1.          Employment obligations under agreements with certain employees.

2. Obligations to be assumed/retained by Bid.Com under cell phone, pager and office phone arrangements for the employees specified in
            1. above.

3. Obligations to be assumed/retained by Bid.Com in respect of hardware, software and connectivity arrangements pursuant to the budgetary process contemplated by the Supply, Services and License Agreement between ADB, New ADB and The Brick Warehouse Corporation.

                                  SCHEDULE "D"
                              INTERLOCUTORY ORDER

[SEAL OF SUPERIOR COURT OF JUSTICE]                    Court File No. 02-CL-4667

                                     ONTARIO
                            SUPERIOR COURT OF JUSTICE
                                (COMMERCIAL LIST)


THE HONOURABLE                  )   TUESDAY, THIS 17th DAY OF
JUSTICE FARLEY                  )
                                )   SEPTEMBER, 2002

     IN THE MATTER OF ADB SYSTEMS INTERNATIONAL INC. AND ADB SYSTEMS INTERNATIONAL LTD.

     AND IN THE MATTER OF AN APPLICATION BY ADB SYSTEMS INTERNATIONAL INC. AND ADB SYSTEMS INTERNATIONAL LTD., pursuant to section 182 of the Business Corporations Act (Ontario), R.S.O. 1990, c.B. 16

                                      ORDER

     THIS MOTION, made by ADB Systems International Inc. ("ADB") and ADB Systems International Ltd., for an interim order for advice and directions in respect of the matters set out in its Notice of Motion was heard this day at 393 University Avenue, Toronto, Ontario.

     ON READING the Affidavit of John Mackie, sworn September 12, 2002 (the "Mackie Affidavit") and the exhibits attached thereto and on hearing the submissions of counsel for the Applicants,

     1. THIS COURT ORDERS that the time for service and filing of the Notice of Motion and the Motion Record herein be and is hereby abridged, and that the Notice of Motion is properly returnable today and that service on any parties is hereby dispensed with.

     2. THIS COURT ORDERS that ADB be permitted to call, hold and conduct a Special Meeting (the "Special Meeting") of the holders of the common shares of ADB (the "Shareholders") to consider and, if deemed advisable, to pass, with or without variation, a special resolution to approve a plan of arrangement (the "Arrangement") substantially in the form set forth as Exhibit "A" to the Arrangement Agreement attached as Exhibit "C" to the Mackie Affidavit.

     3. THIS COURT ORDERS that the Special Meeting shall be called, held and conducted in accordance with (i) the Business Corporations Act (Ontario), R.S.O. 1990, c.B16 (the "OBCA") and (ii) the articles and by-laws of ADB and shall take place on Tuesday, October 22, 2002 at 10:00 a.m. (Toronto Time) at the Holiday Inn on King, 370 King Street West, Toronto, Ontario, Canada, subject to further and other orders of this Honourable Court.

     4. THIS COURT ORDERS that the Notice of Special Meeting (the "Notice of Special Meeting") and the Information Circular, substantially in the same form as attached as Exhibit "A" to the Mackie Affidavit with such amendments thereto as counsel for the Applicant may advise are necessary or desirable provided that such amendments are not inconsistent with the terms of this Order, together with a copy of the Notice of Application and this Order shall be delivered to the Director under the OBCA in accordance with the provisions of the OBCA and shall be sent by prepaid ordinary mail to the Shareholders at the addresses as they appear on the records of ADB on the close of business on September 22, 2002 and to ADB's auditors not less than twenty-one (21) days prior to the date of the Special Meeting, including the date of mailing and excluding the date of the Special Meeting.

     5. THIS COURT ORDERS that the Notice of Special Meeting and the solicitation of proxies in connection with the Special Meeting shall constitute due compliance by ADB with the provisions of the OBCA, the Articles and By-Laws of ADB relating to the calling, holding and conduct of the Special Meeting and that the quorum required at the Special Meeting shall be the quorum required by the By-Laws of ADB.

     6. THIS COURT ORDERS that in order for the Arrangement to be deemed to be adopted by the Shareholders, the votes required to approve the Arrangement Resolution at the Special Meeting shall be the affirmative vote of at least two-thirds of the votes cast by the Shareholders, voting together as a single class present, in person or represented by proxy at the Special Meeting in respect of such Arrangement Resolution at the Special Meeting.

     7. THIS COURT ORDERS that the Shareholders shall be permitted to dissent in respect of the Arrangement Resolution pursuant to Section 185 of the OBCA and the terms of the Arrangement and seek fair value for their Common Shares so long as they provide to ADB or the proposed Chairman for the Special Meeting a written objection to the Arrangement Resolution prior to 5:00 p.m. (Toronto time) on the business day preceding the Special Meeting in accordance with the dissent procedures set out in the Information Circular and the Arrangement and that they otherwise comply with the requirements of Section 185 of the OBCA.

     8. THIS COURT ORDERS that the only persons entitled to receive notice of and, unless invited by ADB, attend the Special Meeting shall be the Director under the OBCA, the Shareholders and the directors and auditors of ADB and the only persons entitled to be represented and to vote at the Special Meeting shall be those persons holding Common Shares at the close of business on September 22, 2002, subject to the provisions of the OBCA with respect to persons who became shareholders after that date.

     9. THIS COURT ORDERS that, upon approval by the Shareholders of the Arrangement Resolution in the manner set out in this Order, ADB may proceed with its Application and apply to this Honourable Court for an Order approving the Arrangement and the related transactions at 10:00 a.m. on Thursday, October 24, 2002 at 393 University Avenue, Toronto, Ontario.

     10. THIS COURT ORDERS that service of the Notice of Application included in the Information Circular in accordance with paragraph 4 of this Order shall constitute good and sufficient service of such Notice of Application on all persons who are entitled to receive such

Notice of Application pursuant to this Order and who may wish to appear in this proceeding and no other form of service shall be needed or made and no other material need be served on such persons in respect of these proceedings.

     11. THIS COURT ORDERS that any person who wishes to oppose this Application returnable on Thursday, October 24, 2002 shall be required to give notice thereof five (5) days prior to that date and that any Notice of Appearance served in response to the Notice of Application shall be served on counsel for the Applicants.

                                         /s/ [ILLEGIBLE]
                                         --------------------------
                                             REGISTRAR

                                             [SEAL]

                                  SCHEDULE "E"
                             NOTICE OF APPLICATION

[SEAL OF SUPERIOR COURT OF JUSTICE]                    Court File No. 02-CL-4667

                                     ONTARIO
                            SUPERIOR COURT OF JUSTICE
                                (COMMERCIAL LIST)

     IN THE MATTER OF ADB SYSTEMS INTERNATIONAL INC. AND ADB SYSTEMS INTERNATIONAL LTD.

     AND IN THE MATTER OF AN APPLICATION BY ADB SYSTEMS INTERNATIONAL INC. AND ADB SYSTEMS INTERNATIONAL LTD. pursuant to section 182 of the Business Corporations Act (Ontario), R.S.O. 1990, c.B. 16

            ADB Systems International Inc. and ADB Systems International Ltd.

                                                                      Applicants

                              NOTICE OF APPLICATION

TO ALL THE RESPONDENTS:

     A LEGAL PROCEEDING HAS BEEN COMMENCED by the Applicants. The claim made by the Applicants appears on the following page.

     THIS APPLICATION will come on for hearing before a Judge of the Ontario Superior Court of Justice, Commercial List on Thursday, October 24, 2002 at 10:00 a.m. or on such other date as the Court may set.

     IF YOU WISH TO OPPOSE THIS APPLICATION, you or an Ontario lawyer acting for you must forthwith prepare a notice of appearance in Form 38C prescribed by the Rules of Civil Procedure, serve it on the Applicant and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing.

     IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your notice of appearance, serve a copy of the evidence on the Applicant's lawyers or, where the Applicant does not have a lawyer, serve it on the Applicant, and file it, with proof or service, in the court office where the application is to be heard as soon as possible, but not later than 2:00 p.m. on the day before the hearing.

     IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO DEFEND THIS APPLICATION BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE.


Date:  September 13, 2002                Issued by:  /s/ [ILLEGIBLE]
                                                     ----------------------
                                                        Local Registrar

                                                393 University Avenue
                                                Toronto, Ontario
                                                M5G 1E6

TO:    THE HOLDERS OF THE COMMON SHARES OF
       ADB SYSTEMS INTERNATIONAL INC.

AND
TO: THE DIRECTOR UNDER THE Business Corporations Act (Ontario), R.S.O. 1990, c.B. 16

                                   APPLICATION

1. THE APPLICANTS, ADB SYSTEMS INTERNATIONAL INC. ("ADB") AND ADB SYSTEMS INTERNATIONAL LTD. ("New ADB") (collectively, the "Applicants") make Application for:

     a. an Order approving the proposed Plan of Arrangement between the Applicants (the "Arrangement") under Section 182 of the Business Corporations Act (Ontario), R.S.O. 1990, c.B.16, as amended (the "OBCA");

     b. an order pursuant to Section 3(1) of the Bulk Sales Act, R.S.O. 1990, Chap. B.14 (the "Bulk Sales Act"), exempting from the application of the Act, save and except Section 7 thereof, the sale by ADB of certain of its property and assets to New ADB scheduled to be completed as part of the Arrangement;

     c. An order dispensing with the service of any of the Application materials on the creditors of ADB; and

     d. Such further and other relief as counsel may request and this Honourable Court may permit;

2.   THE GROUNDS FOR THE APPLICATION ARE:

     a.     All statutory requirements under the OBCA have been fulfilled;

     b.     The Arrangement is fair and reasonable and put forth in good faith;

     c. The sale contemplated by the Arrangement is advantageous to ADB and will not impair its ability to pay its creditors in full;

     d. An order approving the Arrangement will constitute the basis for an exemption from the registration requirements of the Securities Act of 1933, as amended, of the United States of America with respect to the exchange of securities of ADB with securities of New ADB to be issued under the Arrangement;

     e. The provisions of Section 182 of the OBCA and Section 3 of the Bulk Sales Act; and

     f. The provisions of Rule 14.05 (2) and 14.05 (3)(f) of the Rules of Civil Procedure.

3.   THE FOLLOWING DOCUMENTARY EVIDENCE will be used at the hearing of the
     Application:

     a.     the Interim Order as may be granted by this Honourable Court;

     b. the Affidavit of John Mackie, sworn September 12, 2002, and the exhibits attached thereto;

     c. any further affidavit(s) of deponents of behalf of the Applicants reporting, interalia, as to the result of any meetings held pursuant to the Interim Order; and

     d. such further and other materials as counsel may advise and this Honourable Court may permit.

Date: September 13, 2002
                                         GOWLING LAFLEUR HENDERSON LLP
                                         Barristers & Solicitors
                                         Suite 4900
                                         Commerce Court West
                                         Toronto, Ontario
                                         M5L 1J3

                                         David T. Woodfield
                                         L.S.U.C. No. 41229R
                                         Tel:(416) 862-4313
                                         Fax:(416) 862-3443

                                         Solicitors for the Applicants,
                                         ADB Systems International Inc. and
                                         ADB Systems International Ltd.

                                                       COURT FILE NO. 02-CL-4667

IN THE MATTER OF ADB SYSTEMS INTERNATIONAL INC. AND
ADB SYSTEMS INTERNATIONAL LTD.
                                                              APPLICANTS
--------------------------------------------------------------------------------

                                                                ONTARIO
                                                       SUPERIOR COURT OF JUSTICE
                                                            (COMMERCIAL LIST)

                                                PROCEEDING COMMERCIAL AT TORONTO


                                                --------------------------------

                                                      NOTICE OF APPLICATION

                                                --------------------------------


                                                   Gowling Lafleur Henderson LLP
                                                         Barristers & Solicitors
                                                 Commerce Court West, Suite 4900
                                                             Toronto, ON M5L 1J3

                                                              DAVID T. WOODFIELD
                                                                    LSUC #41229R
                                                               Tel:(416)862-4313
                                                               Fax:(416)863-3443

                                  SCHEDULE "F"
                          PRIVATE PLACEMENT RESOLUTION

BE IT RESOLVED THAT:

     (a) The private placement of an aggregate principal amount of $1,084,000 of secured, convertible notes in four series (each such series contains the terms and conditions, including the right of the holders of such notes to convert the principal amount of such notes into common shares and common share purchase warrants of the Corporation, described in the Information Circular) and the issuance of 150,000 common share purchase warrants (the "Fee Warrants") containing the terms and conditions described in the Information Circular is hereby ratified, confirmed and approved; and

     (b) The directors and/or officers be and they are hereby authorized and directed to issue and reserve for issue such number of common shares of the Corporation, and to do such acts and things for and on behalf of the Corporation and to execute and deliver such documents, as may be necessary or desirable in order to carry out the purpose of this resolution.

                                  SCHEDULE "G"
                    CONSOLIDATED ANNUAL FINANCIAL STATEMENTS

AUDITORS' REPORT

To the Shareholders of
Bid.Com International Inc.

We have audited the consolidated balance sheets of Bid.Com International Inc. as at December 1, 2000 and 1999, and the consolidated statements of operations, deficit and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the consolidated financial statements for the year ended December 31, 2000, we conducted our audit in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. With respect to the consolidated balance sheet as at December 31, 1999 and the consolidated statements of operations, deficits and cash flows for each of the two years in the period ended December 31, 1999, we conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis of opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2000 and 1999 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000 in accordance with Canadian generally accepted accounting principles.

Effective January 1, 2000, the Company adopted the liability method of accounting for income taxes for reporting under Canadian generally accepted accounting principles. The change, which had no effect on the financial statements of the Company, is explained in Note 6.

/s/Deloitte & Touche LLP
Chartered Accountants
Toronto, Ontario, Canada
February 9, 2001

Comments by Auditors for U.S. readers on Canadian - United States Reporting Differences
United States reporting standards for auditors require the addition of an explanatory paragraph following the opinion paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in
Note 2 to the financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and United States generally accepted auditing standards, our report to the Shareholders dated February 9, 2001 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2000 AND 1999
(IN THOUSANDS OF CANADIAN DOLLARS)

                                                                    DECEMBER 31
                                                    --------------------------------------------
                                                       2000             2000             1999
                                                    ----------    ----------------    ----------
                                                                  Convenience
                                                                  translation into
                                                                  U.S. $(Note 21)
ASSETS
CURRENT
   Cash .........................................   $    7,363    $          4,910    $    5,019
   Marketable securities ........................        8,124               5,418        16,478
   Accounts receivable ..........................          701                 467         1,761
   Inventory (Note 4) ...........................            -                   -           155
   Deposits and prepaid expenses ................        1,180                 787         4,579
                                                    ----------    ----------------    ----------
                                                        17,368              11,582        27,992

CAPITAL ASSETS (Note 5) .........................        1,760               1,174           977
STRATEGIC INVESTMENTS ...........................        1,176                 784         5,386
CAPITALIZED SOFTWARE ............................          473                 315             -
TRADEMARKS AND INTELLECTUAL PROPERTY (NET) ......           24                  16           503
GOODWILL - (at cost less accumulated amortization
 2000 - $4,045, US$2,698; 1999 - $160) ..........            -                   -         1,885
                                                    ----------    ----------------    ----------
                                                    $   20,801    $         13,871    $   36,743
                                                    ==========    ================    ==========

LIABILITIES
CURRENT
   Accounts payable .............................   $    1,213    $            809    $    3,604
   Accrued liabilities ..........................          807                 538         1,900
   Current portion of capital lease obligation ..           66                  44             -
   Current portion of deferred revenue ..........        1,611               1,075           965
                                                    ----------    ----------------    ----------
                                                         3,697               2,466         6,469

DEFERRED REVENUE ................................        1,185                 790         1,289
CAPITAL LEASE OBLIGATION ........................           59                  39             -
                                                    ----------    ----------------    ----------
                                                         4,941               3,295         7,758
                                                    ==========    ================    ==========
Commitments and Contingencies [Notes 2 and 10]

SHAREHOLDERS' EQUITY
   Share capital (Note 7) .......................       83,724              55,835        77,488
   Warrants (Note 7(h)) .........................        1,005                 670             -
   Deficit ......................................      (68,869)            (45,929)      (48,503)
                                                    ----------    ----------------    ----------
                                                        15,860              10,576        28,985
                                                    ----------    ----------------    ----------
                                                    $   20,801    $         13,871    $   36,743
                                                    ==========    ================    ==========

ON BEHALF OF THE BOARD

 "Paul Godin"                                           "Christopher Bulger"
 Director                                               Director

CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
(IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT PER SHARE AMOUNT)

                                                                            YEAR ENDED DECEMBER 31,
                                                          ----------------------------------------------------------
                                                             2000             2000             1999          1998
                                                          ----------    ----------------    ----------    ----------
                                                                        Convenience
                                                                        translation into
                                                                        U.S.$(Note 21)
Revenue (Note 19) .....................................   $   12,497    $          8,334    $   31,001    $   20,001
   Less:  Customer acquisition costs ..................         (157)               (105)            -             -
                                                          ----------    ----------------    ----------    ----------
Net revenue ...........................................       12,340               8,229        31,001        20,001
                                                          ----------    ----------------    ----------    ----------

Direct expenses .......................................       11,460               7,642        26,696        19,361
Advertising and promotion (Note 12) ...................        5,040               3,361        11,870        12,594
General and administrative ............................       19,397              12,936        12,405         5,751
Software development and technology expense ...........        1,802               1,202         1,001           889
Depreciation and amortization .........................        1,130                 754           621           201
Interest income .......................................         (467)               (311)         (767)          (88)
                                                          ----------    ----------------    ----------    ----------
                                                              38,362              25,584        51,826        38,708
                                                          ----------    ----------------    ----------    ----------
Loss before the undernoted ............................      (26,022)            (17,355)      (20,825)      (18,707)
                                                          ----------    ----------------    ----------    ----------

Realized gains on disposal of marketable securities and
 strategic investments (Note 13) ......................       20,946              13,969             -             -
Unrealized losses on revaluation of marketable
 securities and provision for impairment of long term
 assets (Note 14) .....................................      (15,290)            (10,197)            -             -
                                                          ----------    ----------------    ----------    ----------
                                                               5,656               3,772             -             -
                                                          ----------    ----------------    ----------    ----------
NET LOSS FOR THE YEAR .................................   $  (20,366)   $        (13,583)   $  (20,825)   $  (18,707)
                                                          ==========    ================    ==========    ==========
LOSS PER SHARE ........................................   $    (0.38)   $          (0.25)   $    (0.42)   $    (0.79)
                                                          ==========    ================    ==========    ==========

CONSOLIDATED STATEMENTS OF DEFICIT
YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
(IN THOUSANDS OF CANADIAN DOLLARS)

                                                                             YEAR ENDED DECEMBER 31,
                                                          ----------------------------------------------------------
                                                             2000             2000             1999          1998
                                                          ----------    ----------------    ----------    ----------
                                                                        Convenience
                                                                        translation into
                                                                        U.S.$(Note 21)
DEFICIT, BEGINNING OF YEAR.............................   $  (48,503)   $        (32,346)   $  (27,678)   $   (8,971)
NET LOSS FOR THE YEAR..................................      (20,366)            (13,583)      (20,825)      (18,707)
                                                          ----------    ----------------    ----------    ----------
DEFICIT, END OF YEAR...................................   $  (68,869)   $        (45,929)   $  (48,503)   $  (27,678)
                                                          ==========    ================    ==========    ==========

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
(IN THOUSANDS OF CANADIAN DOLLARS)

                                                                            YEAR ENDED DECEMBER 31,
                                                             ----------------------------------------------------------
                                                                2000            2000              1999          1998
                                                             ----------    ----------------    ----------    ----------
                                                                           Convenience
                                                                           translation into
                                                                           U.S.$(Note 21)
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING
 ACTIVITIES

OPERATING
   Net loss for the year                                     $  (20,366)   $        (13,583)   $  (20,825)   $  (18,707)
   Items not affecting cash
     Depreciation and amortization                                1,130                 754           621           201
     Non cash customer acquisition costs                          1,005                 670             -             -
     Realized gains on disposal of marketable securities
      and Strategic investments  (Note 13)                      (20,946)            (13,969)            -             -
     Unrealized losses on revaluation of marketable
      securities and provision for impairment of long
      term assets (Note 14)                                      15,290              10,197             -             -
                                                             ----------    ----------------    ----------    ----------
                                                                (23,887)            (15,931)      (20,204)      (18,506)
   Changes in non-cash operating working capital (Note 11)          822                 548           738         1,702
                                                             ----------    ----------------    ----------    ----------
                                                                (23,065)            (15,383)      (19,466)      (16,804)
                                                             ----------    ----------------    ----------    ----------

INVESTING
   Capital assets ........................................       (1,426)               (951)         (693)         (351)
   Strategic investments .................................       (2,612)             (1,742)       (5,386)            -
   Capitalized Software, trademarks and intellectual
    property..............................................         (590)               (393)         (555)          (68)

   Marketable securities .................................       25,676              17,123        (9,672)       (5,648)
                                                             ----------    ----------------    ----------    ----------
                                                                 21,048              14,037       (16,306)       (6,067)
                                                             ----------    ----------------    ----------    ----------

FINANCING
   Issuance of common shares (Note 7) ....................        4,236               2,825        28,688        31,077
   Capital lease obligation ..............................          148                  99             -             -
   Repayment of capital lease ............................          (23)                (15)            -             -
   Issuance of special warrants (net of expenses) ........            -                   -             -           689
   Special warrants receivable ...........................            -                   -         2,311          (122)
                                                             ----------    ----------------    ----------    ----------
                                                                  4,361               2,909        30,999        31,644
                                                             ----------    ----------------    ----------    ----------

NET CASH INFLOW (OUTFLOW) DURING THE YEAR ................        2,344               1,563        (4,773)        8,773
CASH, BEGINNING OF YEAR ..................................        5,019               3,347         9,792         1,019
                                                             ----------    ----------------    ----------    ----------
CASH, END OF YEAR ........................................   $    7,363    $          4,910    $    5,019    $    9,792
                                                             ==========    ================    ==========    ==========

SUPPLEMENTAL DISCLOSURE OF CASH PAYMENTS

Interest expense .........................................   $        -    $              -    $        -    $        -
Income taxes .............................................   $        -    $              -    $        -    $        -

1.   DESCRIPTION OF BUSINESS

     Since inception, Bid.Com International Inc. ("Bid.Com") was an on-line auction service and e-tailer. During 2000, the Company refocused its business model to become an on-line enabler for businesses desiring to take advantage of e-commerce. In October 2000, the Company conducted its last on-line retail auction. As an e-commerce enabler the Company provides businesses with the use of its software and hardware technology over a specific term in addition to consulting, implementation, and training services.

     The Company is constituted under the laws of Ontario by Articles of Amalgamation dated January 9, 1997, which amalgamated Internet Liquidators Inc., and Internet Liquidators International Inc. Internet Liquidators Inc. was incorporated by Articles of Incorporation under the laws of Ontario on September 1, 1995. The business of the Company was developed and carried on by Internet Liquidators Inc. prior to the formation of Internet Liquidators International Inc. Internet Liquidators International Inc. changed its name to Bid.Com International Inc. pursuant to Articles of Amendment dated June 25, 1998.

2.   CONTINUATION OF THE BUSINESS

     While the accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations, certain adverse conditions and events cast substantial doubt upon the validity of this assumption. The Company has not yet realized profitable operations and has relied on non-operational sources of financing to fund operations. The Company's ability to continue as a going concern will be dependent on management's ability to successfully execute its business plan which includes a reduction of operating costs and increase in revenue. The Company may seek additional forms of debt or equity financing, but cannot provide assurance that it will be successful in doing so. These financial statements do not include adjustments or disclosures that may result from the Company's inability to continue as a going concern. If the going concern assumption is not appropriate for these financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, and the reported net losses and balance sheet classifications used.

     The Company's management has developed a business and financial plan to reduce operating costs, and refocus its efforts on more profitable elements of its business model. As a short term measure to improve operating performance, management has implemented a revised financial and business plan requiring internal restructuring and cost cutting measures. Management anticipates that as a result of these measures sufficient cash is on hand to fund operations into early 2002.

     Management believes that continued existence beyond this time period is dependent on its ability to increase revenue from existing products, and to expand the scope of its product offering which entails a combination of internally developed software, partnerships with third parties, and/or the acquisition of certain independent products or product components developed by third parties. Management also believes that additional equity or debt based financing may be required to continue its operations.

3.   SIGNIFICANT ACCOUNTING POLICIES

     The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada, which are substantially the same as generally accepted accounting principles in the United States (United States GAAP) (see Note 18).

     The accompanying consolidated financial statements were prepared using accounting principles applicable to a going concern, which assumes that the Company will continue in operation for a reasonable period of time and will be able to realize its assets and discharge its liabilities in the normal course of operations (see Note 2).

     Principles of consolidation

     The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries and its proportionate share of the assets, liabilities, revenue and expenses of a jointly controlled company. All material inter-company transactions have been eliminated.

     Marketable securities

     Marketable securities include unregistered equity instruments of publicly traded companies that are not freely trading until a future date. Unregistered equity instruments have been valued at freely trading market values less a discount factor (see Notes 13 and 17).

     Marketable securities also include interest bearing certificates carried at cost plus accrued interest which approximates market value.

     Inventory

     The Company's operating policy is to purchase products and arrange for shipment directly from suppliers to customers by third party freight carriers. Title to the inventory passes to the Company at the time that the goods are shipped to the customer. Inventory of sales returns are valued at the lower of cost and net realizable value and are held for resale or returned to suppliers for credit. Inventory purchased for resale is valued at the lower of cost determined on the first-in first-out basis and net realizable value.

     Advertising

     The Company expenses the costs of producing advertisements at the time production occurs, and expenses the costs of communicating advertising in the period in which the advertising space or airtime is used. Internet advertising expenses are recognized based on specifics of the individual agreements, but generally using the greater of (i) the ratio of the number of impressions delivered over the total number of impressions and (ii) the straight-line basis over the term of the contract. This policy complies with the requirements of Statement of Position No. 93-7, "Reporting on Advertising Costs" issued by the American Institute of Certified Public Accountants.

     Capital assets and depreciation

     Capital assets are carried at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis in amounts sufficient to amortize the cost of capital assets over their estimated useful lives as follows:

                Computer hardware                        30% per year
                Furniture and fixtures                   20% per year
                Leasehold improvements                   life of the lease

     Strategic Investments

     Strategic investments are carried at the lower of cost and estimated net realizable value. Management has assessed the carrying value of the investments and recorded an impairment provision based on management's best estimate of net realizable value.

     Software development costs

     The cost of acquired software and internally developed software for use in on-line retail operations are expensed as incurred. The cost of core software internally developed for client applications through e-commerce enabling agreements and software licensing contracts has been capitalized and is being amortized over two years. The cost of non-core software internally developed for client applications through e-commerce enabling agreements and software licensing contracts has been expensed as incurred.

     Trademarks and intellectual property

     Trademarks and intellectual property are recorded at cost and amortized on a straight-line basis over two years.

     Goodwill

     The excess of the cost over the net assets arising on the acquisition of the jointly controlled company acquired in 1999 was being amortized over seven years. Management assessed the carrying value of the goodwill and recorded an impairment provision based on management's best estimate of future cashflow expectations.

     Translation of foreign currencies

     The accompanying consolidated financial statements are prepared in Canadian dollars. All foreign denominated transactions are translated using the temporal method whereby monetary assets and liabilities are translated at the rates in effect on the balance sheet date, non-monetary items at historical rates and revenue and expenses at the average monthly rate. Gains or losses from exchange translations are included in the statements of operations.

     The Company accounts for foreign currency transactions in its subsidiaries on a temporal basis, based on management's determination that all operations of foreign subsidiaries are fully integrated.

     Loss per share

     The basic loss per share calculation is based on the weighted average number of shares outstanding during the year. No fully diluted calculation is included, as it would reduce the loss per share.

     Revenue Recognition

     (a)     Sale of products and related activities

             Revenue from product sales, commissions, shipping and handling are recognized when the goods are shipped to customers.

     (b)     License revenue

             License revenue consists primarily of revenue from software license agreements and is amortized over the term of the agreement or three years when a revenue sharing arrangement exists. Revenue from net revenue sharing arrangements is recorded as received.

     (c)     E-commerce enabling agreements

             The Company has entered into agreements where it has become an e-commerce enabler to various businesses. The Company adopted the provisions of Statement of Position 98-9, "Software Revenue Recognition" issued by the American Institute of Certified Public Accountants in its accounting for multiple element e-commerce enabling agreements. The Company's multiple element e-commerce enabling agreements are comprised of revenue for providing consulting, implementation, training, and hosting services. Revenue from individual elements of each contract are recognized when vendor specific objective evidence exists to determine the fair value of individual contract elements. When vendor specific objective evidence exists, consulting, implementation, and training elements are recognized on a percentage of completion basis and the hosting element is recognized ratably over the term of the contract. In the absence of vendor specific objective evidence, the Company defers and amortizes all revenue from individual contract elements ratably over the term of the contract.

     Deferred revenue

     Deferred revenue is comprised of payments received on goods which have not been shipped to customers, the unrecognized portion of license fees, and the unrecognized portion of consulting and implementation fees received but not earned in e-commerce enabling agreements.

     Customer acquisition costs

     Customer acquisition costs are comprised of the calculated value of common share purchase warrants issued to customers in return for certain business to business contracts. These amounts are deducted from gross revenue to the extent that revenue is earned, and are otherwise included in general and administrative expenses.

     Use of significant accounting estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

     Stock based compensation

     Under Canadian generally accepted accounting principles, stock based compensation is not recorded in the accounts of the Company. Stock based compensation under United States GAAP is accounted for in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees". Accordingly, under both Canadian and United States GAAP no accounting recognition is given to stock options granted at fair market value until they are exercised. Upon exercise, the net proceeds are credited to shareholders' equity. The impact of Statement of Financial Accounting Standards (SFAS) 123, "Accounting for Stock Based Compensation," is disclosed in the notes to these financial statements under Reconciliation of United States GAAP.

     Income taxes

     The Company accounts for income taxes in accordance with the liability method. The determination of future tax assets and liabilities is based on the differences between financial statement and income tax bases of assets and liabilities, using substantively enacted tax rates in effect for the period in which the differences are expected to reverse. Future tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not that they will be realized.

4.   INVENTORY

                                                         2000         1999
                                                       --------     --------
                                                           (in thousands)
     Inventory purchased for resale..................  $      -     $     14
     Inventory held for resale or refund.............         -          141
                                                       --------     --------
                                                       $      -     $    155
                                                       --------     --------

5.   CAPITAL ASSETS

                                                2000                                   1999
                                ------------------------------------   ------------------------------------
                                            ACCUMULATED     NET BOOK               ACCUMULATED     NET BOOK
                                   COST     AMORTIZATION     VALUE        COST     AMORTIZATION     VALUE
                                ---------   ------------   ---------   ---------   ------------   ---------
                                                              (IN THOUSANDS)
     Computer hardware .......  $   2,773   $      1,217   $   1,556   $   1,373   $        671   $     702
     Furniture and fixtures ..        284            120         164         267             67         200
     Leasehold improvements ..        127             87          40         118             43          75
                                ---------   ------------   ---------   ---------   ------------   ---------
                                $   3,184   $      1,424   $   1,760   $   1,758   $        781   $     977
                                ---------   ------------   ---------   ---------   ------------   ---------

6.   INCOME TAXES

     The Company has adopted accounting for income taxes under the liability method in accordance with Section 3465 of the Canadian Institute of Chartered Accountants' Handbook. This new accounting policy, which was adopted as of January 1, 2000, was applied retroactively without restatement of comparative figures, as the adoption of the liability method of tax allocation had no significant effect on opening deficit. Prior to January 1, 2000, the Company had not recorded any deferred tax asset with respect to the tax loss carried forward of approximately $47.5 million, and the undepreciated capital cost for tax purposes in excess of the capital assets and investments of approximately $53,000. Under the liability method, a future tax asset would be recorded as of January 1, 2000 only to the extent that, based on available evidence, it is more likely than not that a future tax asset would be realized. The tax asset is reduced by a valuation allowance to the extent that it is more likely than not that the asset would not be realized. The valuation allowance will be reviewed and adjusted, as appropriate for each reporting period. At January 1, 2000 and December 31, 2000, the Company established the valuation allowance at 100% of the future tax asset.

                                                                     DECEMBER 31,   JANUARY 1,
                                                                        2000           2000
                                                                     ------------   ----------
     Future tax asset
       Tax losses carried forward.................................   $     19,483   $   18,060
       Difference in tax and accounting valuations for capital
        assets and investments....................................          4,344          (20)
                                                                     ------------   ----------
                                                                           23,827       18,040
       Valuation allowance........................................         23,827       18,040
                                                                     ------------   ----------
     Future tax asset.............................................   $          -   $        -
                                                                     ============   ==========

     Provision for income taxes
       Income taxes at statutory rate.............................         (5,787)
       Tax losses carried forward.................................          1,423
       Difference in tax and accounting valuations for capital
        assets and investments....................................          4,364
                                                                     ------------   ----------
       Provision for income taxes.................................   $          -
                                                                     ============   ==========

     The Company's tax loss carryforwards at December 31, 2000 expire as follows:

                                                (IN THOUSANDS)

                        2002                      $     113
                        2003                          1,924
                        2004                          6,401
                        2005                         19,828
                        2006                         19,262
                        2007                          3,744
                                                  ---------
                                                  $  51,272
                                                  ---------

7.   SHARE CAPITAL

     (a)     Authorized

     Unlimited number of common shares
     Unlimited number of preference shares - issuable in series

     (b)     Common shares

                                                                2000                    1999
                                                        ---------------------   ---------------------
                                                         COMMON                  COMMON
                                                         SHARES       AMOUNT     SHARES      AMOUNT
                                                        ---------   ---------   ---------   ---------
                                                             (in thousands of shares and dollars)
             Opening balance .........................     52,647   $  77,488   $  37,167   $  37,217

             Issued for Cash:
               Exercise of options (Notes 7(c)) ......        548       1,116       1,434       2,164
               Issuance of shares (Note 7(d)) ........        901       3,120           -           -
               Exercise of warrants (Note 7(e)) ......          -           -       6,262      10,521
               Exercise of special warrants  (Note 8).          -           -       7,570      25,086
             Acquisition of Point 2  (Note 15(a)) ....          -           -         214       2,500
             Exercise of Point2 warrants (Note 7(f))..        543       2,000           -           -
                                                        ---------   ---------   ---------   ---------
             Closing balance .........................     54,639   $  83,724      52,647   $  77,488
                                                        =========   =========   =========   =========

     (c)     Stock options

             (i) The Company has a stock option plan which provides for the issuance to employees of stock options, which may expire as much as 10 years from the date of grant, at prices not less than the fair market value of the common shares on the date of grant. The aggregate purchase price for options outstanding at December 31, 2000 was approximately $21.3 million. The Management Resources and Compensation Committee of the Board of Directors reserves the right to attach vesting periods to stock options granted. Certain of the stock options out-standing at the end of 2000 are exercisable immediately, while the remainder have vesting periods attached which range from six months to thirty-six months. The options expire between 2001 and 2004.

                    A summary of changes in the stock option plan for the two years ended December 31, 2000 is as follows:

                                                                          NUMBER OF OPTIONS        AVERAGE PRICE
                                                                         -------------------    -------------------
                                                                           2000       1999        2000       1999
                                                                         -------     -------    --------   --------
                                                                            (in thousands)
                    Opening balance .................................      2,719       1,441    $   5.51   $   1.55
                    Granted .........................................      2,081       2,290        5.10       5.91
                    Exercised .......................................       (498)     (1,004)       2.00       1.69
                    Cancelled .......................................       (453)         (8)       5.68       1.72
                    Closing balance .................................      3,849       2,719    $   5.54   $   5.51
                    Exercisable, end of year ........................      2,769       1,575    $   5.61   $   5.11
                    Options remaining for issuance under stock option
                     plan ...........................................      2,376         410

                                                                WEIGHTED                    NUMBER
                                                 NUMBER         AVERAGE     WEIGHTED    EXERCISABLE AT  WEIGHTED
                               RANGE OF      OUTSTANDING AT    REMAINING    AVERAGE      DECEMBER 31,   AVERAGE
                               EXERCISE    DECEMBER 31, 2000  CONTRACTUAL   EXERCISE         2000       EXERCISE
                                PRICES       (IN THOUSANDS)       LIFE        PRICE     (IN THOUSANDS)   PRICE

                                  $1-$3            974         2.8 years    $   2.78          541       $   2.70
                                  $3-$6            911         1.9 years    $   5.23          747       $   5.40
                                 $6-$10          1,696         2.1 years    $   6.53        1,345       $   6.45
                                $10-$13            268         1.9 years    $  10.38          136       $  10.12
                                           -----------------                            --------------
                                                 3,849                                      2,769
                                           =================                            ==============

             (ii) The Company also had stock options outstanding to third parties at December 31, 2000. The aggregate purchase price for third party stock options outstanding at December 31, 2000 was $1,096,000. These options expire in 2003. A summary of changes in the stock options to third parties for the two years ended December 31, 2000 is as follows:

                                                 NUMBER OF OPTIONS        AVERAGE PRICE
                                                -------------------    -------------------
                                                  2000       1999        2000       1999
                                                -------    --------    --------   --------
                                                  (in thousands)
                    Opening balance ..........      145         540    $   7.33   $   1.20
                    Granted ..................       67          95        6.04       9.92
                    Exercised ................      (50)       (430)       2.42       1.10
                    Cancelled ................      (20)        (60)      12.45       1.00
                                                -------    --------    --------   --------
                    Closing balance ..........      142         145    $   7.74   $   7.33
                                                -------    --------    --------   --------
                    Exercisable, end of year..      108         145    $   8.26   $   7.33
                                                =======    ========    ========   ========

     (d)     Private common share placement

             On June 16, 2000, the Company issued 900,790 common shares at a price of $3.49 per share in a private placement. The Company received net proceeds of $3.12 million (after deducting costs of issue of approximately $21,000). Pursuant to the agreement to issue common shares, the Company issued 0.4 share purchase warrants for each common share, entitling the investee to 360,316 additional shares at a price of US$2.68 per share. These share purchase warrants were outstanding at December 31, 2000 and are exercisable until June 16, 2002.

     (e)     Share purchase warrants under private placement equity issues

             A summary of changes in the warrants to investors for the two years ended December 31, 2000 is as follows:

                                                 2000                    1999
                                         --------------------    --------------------
                                         WARRANTS    AMOUNTS     WARRANTS    AMOUNTS
                                         --------   ---------    --------   ---------
                                                      (in thousands)
             Opening balance                1,855   $  18,550       6,135   $  10,305
             Granted                        1,385       9,524       1,855      18,550
             Cancelled                          -           -         (69)       (121)
             Exercised                          -           -      (6,066)    (10,184)
                                         --------   ---------    --------   ---------
             Closing balance                3,240   $  28,074       1,855   $  18,550

             As at December 31, 1998 a further 43,000 share purchase warrants exercisable at $1.65, and 152,875 share purchase warrants exercisable at $1.75 were subject to issuance upon the exercise of outstanding compensation warrants and are not included in the above table. As of December 31, 1999 these share purchase warrants have been exercised.

     (f)     Point 2 Warrants

             During 2000, two share purchase warrants were exercised into 542,810 common shares having a value of $2 million for no additional consideration (see Note 15 (a)).

     (g)     Compensation Warrants under private placement equity issues

             As of December 31, 2000, there were 185,468 outstanding compensation warrants, which were issued to the underwriter for the September 30, 1999 private placement (see Note 8 (b)). These compensation options entitle the underwriter to acquire up to 185,468 units at a price of $9.25 per unit at any time until September 30, 2001. Each unit consists of one common share and one share purchase warrant.

     (h)     Strategic Marketing Agreement

             On March 28, 2000, pursuant to a strategic marketing agreement with one its key customers, the Company issued 1,025,000 common share purchase warrants at a price of $7.90 per warrant. Each common share purchase warrant entitles the holder to acquire one common share. These warrants expire March 27, 2003.

8.   SPECIAL WARRANTS

     (a) On November 30, 1998 the Company closed a private placement of $10,001,000 in equity for net proceeds of $6,863,000 with the remaining $2,311,000 of net proceeds held in trust pending the filing of a final prospectus. The Company issued 5,714,984 special warrants, each special warrant being exercisable to acquire one unit (subject to adjustment in certain circumstances) for no additional consideration, at a price of $1.75 per special warrant. Each unit consisted of one common share of the Company and one quarter of one common share purchase warrant. Each common share purchase warrant entitled the holder to purchase one common share at a price of $1.75 per common share up to December 31, 1999.

             On January 21, 1999, the final prospectus was filed resulting in the conversion of 5,714,984 special warrants into 5,714,984 common shares and the issue of 1,428,746 common share purchase warrants.

             The Company also issued 611,498 compensation warrants. Each compensation warrant entitled the underwriter to purchase one unit, consisting of one common share and one quarter of one common share purchase warrant at a price of $1.75 per unit up to December 31, 1999.

     (b) On September 30, 1999, the Company issued 1,854,678 special warrants at a price of $9.25 per warrant for total net proceeds of $16,047,000 (after deducting the costs of issue estimated to be $251,000). Pursuant to the issuance of the special warrants, the Company agreed to pay the underwriter a fee of $858,000, being 5% of the issue price of the special warrants. Each special warrant entitled the holder to acquire one unit for no additional consideration. Each unit consisted of one common share and one share purchase warrant. Each whole share purchase warrant can be exercised to acquire one additional common share at an exercise price of $10.00 up until September 30, 2001.

     (c) On December 9, 1999, the final prospectus for this offering was filed resulting in the conversion of 1,854,678 special warrants into 1,854,678 common shares and the issue of 1,854,678 common share purchase warrants.

             On September 30, 1999, the Company also issued compensation warrants to the underwriter entitling the underwriter to receive compensation options. The compensation options entitled the underwriter to acquire up to 185,468 units at a price of $9.25 per unit at any time until September 30, 2001. Each unit consists of one common share and one share purchase warrant.

9.   FINANCIAL INSTRUMENTS

     Foreign exchange risk

     The Company transacts the majority of its retail product sales and purchases in United States dollars and certain operating expenditures are in United States dollars. E-commerce enabling and licensing activities are transacted in United States dollars and other currencies. The Company does not use derivative instruments to manage exposure to foreign exchange fluctuations.

     Interest rate risk

     The Company has limited exposure to any fluctuation in interest rates. The Company does not use derivative instruments to reduce its exposure to interest rate risk.

     Credit risk

     Credit risk arises from the potential that a customer will fail to meet its obligations. The collection risk is minimized because the majority of retail product sales are settled before shipping by pre-authorized credit card payments through a significant financial institution. In addition, the diverse customer base minimizes any concentration of credit risk.

     Credit risk from receivables of e-commerce enabling activities arises from the potential that a customer will fail to meet their contractual obligations.

     Fair value

     Fair value of assets and liabilities approximate amounts at which they could be exchanged between knowledgeable and unrelated persons. The amounts recorded in the financial statements approximate fair value.

10.  COMMITMENTS AND CONTINGENCIES

     (a) As a condition of the agreement with a financial institution to settle sales transactions through pre-authorized credit card payments, the Company must maintain a cash reserve account based on a percentage of sales for the preceding six months. At December 31, 2000, the Company was required to maintain $143,000 in this reserve account (December 31, 1999- $1,520,000).

     (b) Minimum payments under operating leases during the next three years are as follows:

                        2001                           $  548,000
                        2002                           $  261,000
                        2003                           $   32,000

     (c) As a result of a review of statutory reporting obligations regarding employee benefits, the Company has identified a potential non compliance. The employees and regulators concerned have been notified. The probability and amount of any potential liability relating to this situation is presently not determinable.

     (d) The Company has entered into compensation arrangements with certain of its employees. In the event of involuntary termination, the Company may be liable for potential payment of $562,000 to these employees.

11.  CHANGE IN NON-CASH OPERATING WORKING CAPITAL

                                           2000        1999         1998
                                         --------    --------     --------
                                                  (in thousands)
     Accounts receivable...............  $    210    $   (543)    $   (936)
     Inventory.........................       155          14           32
     Deposits and prepaid expenses.....     3,399      (4,289)       1,504
     Accounts payable..................    (2,391)      1,913          939
     Accrued liabilities...............    (1,093)      1,525           26
     Deferred revenue..................       542       2,118          137
                                         --------    --------     --------
                                         $    822    $    738     $  1,702
                                         --------    --------     --------

12.  OPERATIONS

     In June 1997, the Company introduced special promotional pricing in order to stimulate new bidder registrations and first time sales. This special promotional pricing cost the Company approximately $558,000 in 2000, $4,044,000 in 1999, and $3,520,000 in 1998 and has been included in advertising and promotion.

13.  REALIZED GAINS ON DISPOSAL OF STRATEGIC INVESTMENTS AND MARKETABLE
     SECURITIES

                                                                              2000        1999        1998
                                                                           ---------    --------    -------
                                                                                      (in thousands)
     Gain on disposal of strategic investment In Quack.com Inc             $  20,697    $      -    $     -
     Gain on disposal of marketable securities                                   249           -          -
                                                                           ---------    --------    -------
                                                                           $  20,946    $      -    $     -
                                                                           ---------    --------    -------

     On August 31, 2000 the Company's investment in Quack.com Inc. was acquired in whole by America Online Inc. In exchange for its shares in Quack.com Inc., the Company received 278,027 unregistered shares of America Online Inc. valued at $21.9 million. The Company disposed of a portion of its unregistered shares in November 2000, and recognized a gain of $249,000.

     At December 31, 2000, 158,027 shares were held as part of marketable securities of which 35,226 shares must remain in escrow until August 31, 2001 to satisfy any indemnification claims arising from the transaction. To date, there have been no significant claims made under the indemnification provisions of the original agreement.

14. UNREALIZED LOSSES ON REVALUATION OF MARKETABLE SECURITIES AND PROVISION FOR IMPAIRMENT OF LONG TERM ASSETS

                                                                             2000         1999       1998
                                                                         -----------    --------    -------
                                                                                     (in thousands)
     Revaluation of impaired strategic investments (Note 14(a))....      $    (5,600)   $      -    $     -
     Revaluation of marketable securities (Note 14(b)).............           (4,846)          -          -
     Provision for impaired goodwill (Note 14(c))..................           (3,593)          -          -
     Provision for receivable from joint venture (Note 14(d))......             (802)          -          -
     Provision for impaired intangible asset (Note 14(e))..........             (401)          -          -
     Provision for non trade receivable............................              (48)          -          -
                                                                         -----------    --------    -------
                                                                          $  (15,290)   $      -    $     -
                                                                         -----------    --------    -------

     (a) The Company reviewed the carrying value of each of its strategic investments and determined that in light of the recent financial performance of each investment and market conditions, the decline in value of these investments was other than temporary, and a revaluation was required.

     (b) The Company reviewed the market value of its unregistered shares in America Online Inc, at December 31, 2001, and determined that a mark to market adjustment was required.

     (c) The Company determined that the carrying value of goodwill acquired in connection with the acquisition of a jointly controlled company in 1999 had become permanently impaired as at December 31, 2000 (Note 15 (a)).

     (d) As a result of reviewing the carrying value of its investment in a jointly controlled company, the Company determined that a portion of the receivable from that investee may not be recoverable.

     (e) The Company determined that intangible assets of a proportionately consolidated jointly controlled company had become permanently impaired as at December 31, 2000.

15.  ACQUISITION, LICENSING AND SERVICE AGREEMENTS

     (a) In June, 1999 and August, 1999 the Company issued $2,500,000 of common shares and exercised an option to acquire a 51% interest in Point2 Internet Systems Inc. ("Point2").

             Under the agreement, two warrants for shares in the Company were issued each of which is exercisable into $1,000,000 of common shares of Bid.Com for no additional consideration and are exercisable by the shareholders of Point2, These two warrants were exercised during 2000 in exchange for 542,810 Common Shares of the Company with a value of $2 million.

             Pursuant to the shareholders agreement among the Company and the shareholders of Point2, the Company acquired 51% of the shares but can only elect 50% of the board of directors. The investment in the jointly controlled company is accounted for on a proportionate consolidation basis and the Company has recorded its proportionate share of revenue and expenses since the date of acquisition. Of the total purchase price, $134,000 was allocated to current assets, $521,000 to non-current assets and $28,000 to current liabilities resulting in goodwill of $2,044,000. An additional $2 million of goodwill arose on the exercise of two warrants during 2000. At December 31, 2000, the Company provided $3,593,000 for the unamortized portion of goodwill (Note 14(c)).

             Condensed balance sheet information for Point2 as at December 31, 2000 and December 31, 1999 is as follows:

                                                       2000         1999
                                                     --------     -------
                                                         (in thousands)

             Current assets......................    $    117     $   131
             Capital assets......................         205         102
             Intellectual property...............           -         905
             Current liabilities.................         775         141
             Shareholder advances................       1,633          80
             Shareholder equity..................      (2,086)        917

             Condensed income statement and cash flow information for Point2 for the twelve month period ended December 31, 2000, and the four month period ended December 31, 1999 is as follows:

                                                       2000        1999
                                                     --------     -------
                                                         (in thousands)

             Revenue                                 $    348     $   221
             Net loss                                   3,003         222
             Change in cash resources                     (14)       (185)

     (b) In September, 1999 the Company invested $735,400 (US $500,000) to acquire 490,909 common shares of Quack.com Inc., a California based company. Quack.com is focused on leading edge applications of voice recognition technology and advanced Internet spidering technology to make the information of the Internet accessible via the telephone.

             On January 18, 2000 the Company entered into an agreement to purchase a convertible subordinated debenture due January 18, 2001 for U.S. $182,000. Under the terms of the debenture the outstanding principal and all accrued and unpaid interest could be converted into shares of Class A or Class B common stock at $0.01 par value per share. The Company converted this debenture into common shares in August 2000.

             On August 31, 2000, the Company disposed of its investment in Quack.com Inc. and realized a gain of $20.697 million (See Note
             13).

16.  RELATED PARTY

     In February 2000, the Company entered into an agreement, valued at $1.5 million in shares in Art Vault Limited, plus a hosting fee and a share of net on-line auction revenues, under which it will provide its on-line auction technology and related services to Art Vault in which certain Directors of Bid.Com, in aggregate, have a controlling interest.

     During the year the Company recorded $500,000 in revenue relating to this agreement. As a result of a revaluation of its strategic investments (Note
     14), the carrying value of the Company's investment in Art Vault was $281,000.

17.  SUBSEQUENT EVENT

     On January 11, 2001, the Company's unregistered shares in America Online Inc. became registered and freely trading. Between January 19, 2001 and January 26, 2001, the Company sold 122,801 freely trading shares in America Online Inc. for gross proceeds of $10.0 million and a realized gain of $3.7 million. The remaining 35,226 shares of America Online must remain in escrow until August 31, 2001.

18.  RECONCILIATION OF UNITED STATES GAAP

     Under Canadian generally accepted accounting principles, stock based compensation is not recorded in the accounts of the Company. Stock based compensation under United States GAAP is accounted for in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees". Accordingly, under both Canadian and United States GAAP no accounting recognition is given to stock options granted at fair market value until they are exercised.

     SFAS No. 123, "Accounting for Stock-Based Compensation," requires the disclosure of pro forma net income (loss) and earnings (loss) per share had the Company adopted the fair value method since the Company's inception. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards.

     The Company's calculations for employee grants were made using the Cox Rubinstein Binomial Model with the following weighted average assumptions:

                                           2000        1999        1998
                                         --------    --------     -------
                                                  (in thousands)
     Dividend yield....................         -           -           -
     Risk free interest rate...........      6.20%       5.50%       4.80%
     Expected term, in years...........      3.11        2.51        1.18

     If the computed minimum values of the Company's stock-based awards to employees had been amortized to expense over the vesting period of the awards as specified under SFAS No. 123, the loss attributable to common shareholders and the basic and diluted loss per share on a pro forma basis (as compared to such items as reported) would have been:

                                                    2000        1999         1998
                                                 ---------   ----------   ----------
                                                           (in thousands)
     Loss attributable to common shareholders
     As reported...............................  $ (20,366)  $  (20,825)  $  (18,707)
     Pro forma.................................  $ (26,865)  $ (343,191)  $  (19,941)

     Basic and diluted net loss per share:
     As reported...............................  $   (0.38)  $    (0.42)  $    (0.79)
     Pro forma.................................  $   (0.50)  $    (0.69)  $    (0.84)

     Impact of new accounting pronouncements

     Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"): The Financial Accounting Standards Board ("FASB") has issued FAS 133 to be effective for all fiscal years beginning after June 15, 2000. FAS 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The accounting for changes in the fair value of a derivative will depend on the intended use of the derivative and the resulting designation. Management has determined that the adoption of the pronouncement will not have any significant effect upon the Company's financial statements.

19.  REVENUE FROM EXTERNAL CUSTOMERS

     Revenue is comprised of business to business e-commerce enabling activities including consulting, implementation, training and hosting fees combined with on-line retail sales of merchandise and associated shipping revenue. Retail operations generated $10.095 million of total revenue for the year ended December 31, 2000, $26.590 million for the year ended December 31, 1999 and $20.001 million for the year ended December 31,1998. Business to business e-commerce enabling activities generated $2.402 million of total revenue for the year ended December 31, 2000 and $4.411 million for the year ended December 31, 1999.

20.  RECLASSIFICATION OF PRIOR YEARS

     Certain prior years amounts have been reclassified to conform to the current year basis of presentation.

21.  CONVENIENCE TRANSLATION

     The financial statements as at December 31, 2000 and for the year then ended have been translated into U.S. dollars using the exchange rate of the U.S. dollar at December 31, 2000 as published by the Federal Reserve Bank of New York (U.S. $1.000 = Cdn. $1.4995). The translation was made solely for the convenience of readers in the United States. The translated U.S. dollar figures should not be construed as a representation that the Canadian currency amounts actually represent or could be converted into U.S. dollars.

INDEPENDENT AUDITORS' REPORT TO THE SHAREHOLDERS OF ADB SYSTEMS INTERNATIONAL
INC.
(formerly Bid.Com International Inc.)

We have audited the consolidated balance sheets of ADB Systems International Inc. as at December 31, 2001 and 2000, and the consolidated statements of operations, deficit and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the consolidated financial statements for the years ended December 31, 2001 and 2000, we conducted our audits in accordance with Canadian and United States generally accepted auditing standards. With respect to the consolidated statements of operations, deficit and cash flows for the year ended December 31, 1999, we conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

"Deloitte & Touche LLP"
Chartered Accountants
Toronto, Ontario, Canada
February 21, 2002 (except for Notes 2 and 20 which are as of April 24, 2002)

COMMENTS BY AUDITORS ON CANADA - UNITED STATES REPORTING DIFFERENCES United States reporting standards for auditors require the addition of an explanatory paragraph following the opinion paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 2 to the financial statements. Although we conducted our audits in accordance with both Canadian and United States generally accepted auditing standards, our report to the Shareholders dated February 21, 2002 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

"Deloitte & Touche LLP"
Chartered Accountants
Toronto, Ontario, Canada
February 21, 2002 (except for Notes 2 and 20 which are as of April 24, 2002)

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2001 AND 2000
(IN THOUSANDS OF CANADIAN DOLLARS)

                                                                             2001           2001            2000
                                                                          ---------      -----------      --------
                                                                                         Convenience
                                                                                         translation
                                                                                         into U.S. $
                                                                                         (Note 21)
ASSETS
CURRENT
  Cash..............................................................      $   2,557      $     1,606      $  7,363
  Marketable securities.............................................          1,658            1,041         8,124
  Accounts receivable...............................................          1,288              809           701
  Deposits and prepaid expenses.....................................            131               82         1,180
                                                                          ---------      -----------      --------
                                                                              5,634            3,538        17,368

CAPITAL ASSETS (Note 4).............................................          1,332              836         1,760
STRATEGIC INVESTMENTS...............................................            173              109         1,176
CAPITALIZED SOFTWARE................................................            202              127           473
ACQUIRED AGREEMENTS (Note 13).......................................            149               93             -
ACQUIRED SOFTWARE (Note 13).........................................          3,102            1,948             -
TRADEMARKS AND INTELLECTUAL PROPERTY (NET)..........................              -                -            24
                                                                          ---------      -----------      --------
                                                                          $  10,592      $     6,651      $ 20,801
                                                                          =========      ===========      ========

LIABILITIES
CURRENT
  Accounts payable..................................................      $     841      $       528      $  1,213
  Accrued liabilities...............................................            813              511           807
  Current portion of capital lease obligation.......................             42               26            66
  Current portion of deferred revenue...............................            823              517         1,611
                                                                          ---------      -----------      --------
                                                                              2,519            1,582         3,697

DEFERRED REVENUE....................................................             33               21         1,185
CAPITAL LEASE OBLIGATION............................................             18               11            59
                                                                          ---------      -----------      --------
                                                                              2,570            1,614         4,941
                                                                          ---------      -----------      --------

MINORITY INTEREST                                                                 8                5             -

COMMITMENTS AND CONTINGENCIES (Notes 2 and 8)                                     -                -             -

SHAREHOLDERS' EQUITY
  Share capital (Note 6(c)).........................................         93,568           58,755        83,724
  Warrants (Note 6(f))..............................................          1,349              847         1,005
  Stock options (Note 6(d) and 13)..................................            691              434             -
  Foreign currency translation......................................            (11)              (7)            -
  Deficit...........................................................        (87,583)         (54,997)      (68,869)
                                                                          ---------      -----------      --------
                                                                              8,014            5,032        15,860
                                                                          ---------      -----------      --------
                                                                          $  10,592      $     6,651      $ 20,801
                                                                          =========      ===========      ========

ON BEHALF OF THE BOARD

  "Ken Sexton"                                         "Chuck Walker"
  Director                                             Director

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
(IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT PER SHARE AMOUNTS)

                                                              2001           2001            2000           1999
                                                           ----------     -----------     ----------    -----------
                                                                          Convenience
                                                                          translation
                                                                          into U.S. $
                                                                          (Note 21)
Revenue (Note 18)....................................      $    4,455     $     2,797     $   12,497    $    31,001
  Less: Customer acquisition costs...................             (60)            (38)          (157)             -
                                                           ----------     -----------     ----------    -----------
Net revenue..........................................           4,395           2,759         12,340         31,001
                                                           ----------     -----------     ----------    -----------

General and administrative...........................           7,622           4,786         16,236         12,405
Sales and marketing..................................           4,040           2,537          3,161              -
Software development and technology..................           3,691           2,318          1,802          1,001
Depreciation and amortization........................           1,572             987          1,130            621
Direct expenses......................................               -               -         11,460         26,696
Advertising and promotion (Note 10)..................               -               -          5,040         11,870
Interest income......................................            (345)           (217)          (467)          (767)
                                                           ----------     -----------     ----------    -----------
                                                               16,580          10,411         38,362         51,826
                                                           ----------     -----------     ----------    -----------
Loss before the undernoted...........................         (12,185)         (7,652)       (26,022)       (20,825)
                                                           ----------     -----------     ----------    -----------

Realized gains and losses on disposal of marketable
 securities and strategic investments, and recovery
 of  assets (Note 11)................................           6,722           4,221         20,946              -
Unrealized gains and losses on revaluation of
 marketable securities and strategic investments,
 and provision for impairment of assets (Note 12)....          (2,435)         (1,529)       (11,697)             -
Restructuring charges................................            (959)           (602)             -              -
Goodwill impairment (Notes 13 and 15)................          (9,476)         (5,950)        (3,593)             -
Retail activities settlement (Note 10)...............            (381)           (239)             -              -
                                                           ----------     -----------     ----------    -----------
                                                               (6,529)         (4,099)         5,656              -
                                                           ----------     -----------     ----------    -----------
NET LOSS FOR THE YEAR................................      $  (18,714)    $   (11,751)    $  (20,366)   $   (20,825)
                                                           ==========     ===========     ==========    ===========
LOSS PER SHARE (NOTE 6(i))...........................      $    (0.64)    $     (0.40)    $    (0.76)   $     (0.84)
                                                           ==========     ===========     ==========    ===========

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF DEFICIT
YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
(IN THOUSANDS OF CANADIAN DOLLARS)

                                                              2001            2001           2000           1999
                                                           ----------     -----------     ----------    -----------
                                                                          Convenience
                                                                          translation
                                                                          into U.S. $
                                                                          (Note 21)
DEFICIT, BEGINNING OF YEAR...........................      $  (68,869)    $   (43,246)    $  (48,503)   $   (27,678)
NET LOSS FOR THE YEAR................................         (18,714)        (11,751)       (20,366)       (20,825)
                                                           ----------     -----------     ----------    -----------
DEFICIT, END OF YEAR.................................      $  (87,583)    $   (54,997)    $  (68,869)   $   (48,503)
                                                           ==========     ===========     ==========    ===========

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
(IN THOUSANDS OF CANADIAN DOLLARS)

                                                              2001            2001           2000           1999
                                                           ----------     -----------     ----------    -----------
                                                                          Convenience
                                                                          translation
                                                                          into U.S. $
                                                                          (Note 21)
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING
ACTIVITIES

OPERATING
Net loss for the year...................................   $  (18,714)    $   (11,751)    $  (20,366)   $   (20,825)
Items not affecting cash................................
  Depreciation and amortization.........................        1,572             987          1,130            621
  Non cash customer acquisition costs...................           60              38          1,005              -
  Stock compensation to third parties...................          115              72              -              -
  Realized gains and losses on disposal of marketable
   securities and strategic investments, and recovery
   of assets (Note 11)..................................       (6,722)         (4,221)       (20,946)             -
  Unrealized gains and losses on revaluation of
   marketable securities and strategic investments,
   and provision for impairment of assets (Note 12).....        2,435           1,529         11,697              -
  Goodwill impairment loss (Notes 13 and 15)............        9,476           5,950          3,593              -
                                                           ----------     -----------     ----------    -----------
                                                              (11,778)         (7,396)       (23,887)       (20,204)
Changes in non-cash operating working capital (Note 9)..       (2,917)         (1,832)           822            738
                                                           ----------     -----------     ----------    -----------
                                                              (14,695)         (9,228)       (23,065)       (19,466)
                                                           ----------     -----------     ----------    -----------

INVESTING
  Capital assets........................................         (317)           (199)        (1,426)          (693)
  Strategic investments.................................         (328)           (206)        (2,612)        (5,386)
  Capitalized software, trademarks and intellectual
   property.............................................           (5)             (3)          (590)          (555)
  Marketable securities.................................       10,142           6,369         25,676         (9,672)
  Acquisition of ADB Systemer ASA (Note 13).............       (2,244)         (1,409)             -              -
  Proceeds from disposal of joint venture and
   strategic investments (Note 11(d))...................        2,706           1,699              -              -
                                                           ----------     -----------     ----------    -----------
                                                                9,954           6,251         21,048        (16,306)
                                                           ----------     -----------     ----------    -----------
FINANCING
  Issuance of common shares (Note 6(c)).................            -               -          4,236         28,688
  Capital lease obligation..............................            -               -            148              -
  Repayment of capital lease............................          (65)            (41)           (23)             -
  Special warrants receivable...........................            -               -              -          2,311
                                                           ----------     -----------     ----------    -----------
                                                                  (65)            (41)         4,361         30,999
                                                           ----------     -----------     ----------    -----------
NET CASH INFLOW (OUTFLOW) DURING THE YEAR...............       (4,806)         (3,018)         2,344         (4,773)
CASH, BEGINNING OF YEAR.................................        7,363           4,624          5,019          9,792
                                                           ----------     -----------     ----------    -----------
CASH, END OF YEAR.......................................   $    2,557     $     1,606     $    7,363    $     5,019
                                                           ==========     ===========     ==========    ===========
SUPPLEMENTAL DISCLOSURE OF CASH PAYMENTS
Interest expense........................................   $        -     $         -     $        -    $         -
Income taxes............................................   $        -     $         -     $        -    $         -

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
(IN CANADIAN DOLLARS)

1.   DESCRIPTION OF BUSINESS

     ADB Systems International Inc. (ADB or the Company), formerly Bid.Com International Inc. (Bid.Com), delivers asset lifecycle management solutions that enable companies to source, manage and sell assets for maximum value. ADB works with a growing number of customers and partners in a variety of sectors including the asset-intensive oil and gas industry to improve operational efficiencies. ADB also enables customers in government, manufacturing and financial services sectors to reduce purchasing costs and improve procurement processes.

     Bid.Com was an on-line auction service provider and e-tailer. During 2000, the Company refocused its business model to become an on-line enabler for businesses wanting to take advantage of e-commerce. In October 2000, the Company conducted its last on-line retail auction. The Company provides businesses with the use of its software and hardware technology over a specific term in addition to consulting, implementation, and training services. In October 2001, Bid.Com acquired ADB Systemer ASA, a Norway-based software vendor of enterprise asset management and electronic procurement applications. The Company changed its name to ADB Systems International Inc. to reflect its expanded product offering.

2.   CONTINUATION OF THE BUSINESS

     While the accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations, certain adverse conditions and events cast substantial doubt upon the validity of this assumption. The Company has not yet realized profitable operations and has relied on non-operational sources of financing to fund operations. The Company's ability to continue as a going concern will be dependent on management's ability to successfully execute its business plan including a further reduction of operating costs and increase in revenue. The Company may seek additional forms of debt or equity financing, but cannot provide assurance that it will be successful in doing so. As of April 24, 2002, the Company had entered into an agreement for a private placement with a third party for gross proceeds of $1.1 million. The Company will issue 3.3 million common shares at US $0.21 per share and warrants exercisable into 1 million common shares at US $0.35 per share. The warrants have a term of three years. This transaction is subject to regulatory and exchange approvals.

     These financial statements do not include adjustments or disclosures that may result from the Company's inability to continue as a going concern. If the going concern assumption is not appropriate for these financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, and the reported net losses and balance sheet classifications used.

     The Company's management has developed a business and financial plan to further reduce operating costs and leverage the technical and management expertise acquired from the acquisition of ADB Systemer. Combined with the latest financing commitment, management anticipates that as a result of these measures sufficient cash is on hand to fund operations through 2002.

     Management believes that continued existence beyond this time period is dependent on its ability to increase revenue from existing products, and to expand the scope of its product offering which entails a combination of internally developed software and partnerships with third parties. Management also believes that additional equity or debt based financing may be required to continue its operations in addition to what has been committed to.

3.   SIGNIFICANT ACCOUNTING POLICIES

     The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada, which are substantially the same as generally accepted accounting principles in the United States (U.S. GAAP), except as disclosed in Note 17.

     The accompanying consolidated financial statements are prepared using accounting principles applicable to a going concern, which assumes that the Company will continue in operation for a reasonable period of time and will be able to realize its assets and discharge its liabilities in the normal course of operations (see Note 2).

     Principles of consolidation

     The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries and its proportionate share of the assets, liabilities, revenue and expenses of a jointly controlled company during the period of ownership, September 1999 to May 2001. Business acquisitions are accounted for under the purchase method and operating results are included in the consolidated financial statements as of the date of the acquisition of control. All material inter-company transactions have been eliminated.

     Marketable securities

     Marketable securities include registered equity instruments, all of which are carried at the lower of cost and quoted market value. Net unrealized losses on marketable securities related to an impairment determined to be other than temporary in nature are determined on the specific identification basis and are included in the Consolidated Statements of Operations.

     In 2000, marketable securities included unregistered equity instruments of publicly traded companies that were not freely trading until a future date. Unregistered equity instruments were valued at freely trading market values less a discount factor. The Company did not have any unregistered equity instruments at December 31, 2001.

     Marketable securities also include interest-bearing certificates carried at cost plus accrued interest which approximates market value.

     Advertising

     Until October 2000, the Company incurred advertising expenses related to its retail sales. The Company expensed the costs of producing advertisements at the time production occurred, and expensed the costs of communicating advertising in the period in which the advertising space or airtime was used. Internet advertising expenses were recognized based on specifics of the individual agreements, but generally using the greater of
     (i) the ratio of the number of impressions delivered over the total number of impressions and (ii) the straight-line basis over the term of the contract.

     This policy complies with the requirements of Statement of Position No. 93-7, "Reporting on Advertising Costs," issued by the American Institute of Certified Public Accountants.

     Capital assets and depreciation

     Capital assets are carried at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis in amounts sufficient to amortize the cost of capital assets over their estimated useful lives as follows:

             Computer hardware                30% per year
             Furniture and fixtures           20% per year
             Building                         5% per year
             Leasehold improvements           life of the lease

     Strategic investments

     Strategic investments are carried at the lower of cost and estimated net realizable value. Management has assessed the carrying value of the investments and recorded an impairment provision based on management's best estimate of net realizable value.

     Software development costs

     The cost of non-core software internally developed for client applications through e-commerce enabling agreements and software licensing has been expensed as incurred. The cost of core software internally developed for client applications through e-commerce enabling agreements has been capitalized and is being amortized over two years. The cost of core software internally developed for software licensing contracts has been expensed as incurred.

     The cost of acquired software and internally developed software for use in on-line retail operations was expensed as incurred.

     Acquired software

     The cost of core software acquired as a result of the acquisition of ADB Systemer has been capitalized and is amortized over three years, the estimated useful life of the software.

     Trademarks and intellectual property

     Trademarks and intellectual property are recorded at cost and amortized on a straight-line basis over two years. Trademarks and intellectual property acquired as a result of the acquisition of ADB Systemer, and directly attributable to core software, have been capitalized and are amortized over three years, the estimated useful life of the software.

     Goodwill

     In 2001, the Company adopted the provisions of the Canadian Institute of Chartered Accountants Handbook sections 1581 and 3062, implemented by The Canadian Institute of Chartered Accountants, whereby the purchase price of an acquired business is allocated to all assets and liabilities, including identifiable intangible assets based on their fair values. Any purchase price in excess of those fair values is recorded as goodwill. Goodwill must be tested annually for impairment on a fair value basis, and where the carrying value exceeds fair value, a goodwill impairment loss must be recorded. This new accounting policy is effective January 1, 2002 with a transition provision beginning July 1, 2001. Management assessed the carrying value of the goodwill arising from the acquisition of ADB Systemer, and determined that a permanent decline had occurred in the fair value of goodwill at December 31, 2001 based on estimated future cash flows from the business acquired.

     Prior to the adoption of the most recent accounting standards, the excess of the purchase price over the fair value of net assets arising on the acquisition of a jointly controlled company in 1999 was capitalized, and amortized over seven years. Management assessed the carrying value of the goodwill and recorded an impairment provision in 2000 based on estimated future cash flows.

     Translation of foreign currencies

     The accompanying consolidated financial statements are prepared in Canadian dollars. All foreign denominated transactions are translated using the temporal method whereby monetary assets and liabilities are translated at the rates in effect on the balance sheet date, non-monetary items at historical rates and revenue and expenses at the average monthly rate. Gains and losses from foreign exchange translations are included in the statements of operations.

     The Company's foreign subsidiaries in the United States, Ireland, the United Kingdom, and Australia are classified as fully integrated with the functional currency being the Canadian dollar. The Company uses the temporal method of foreign currency translation for these operations. Monetary assets and liabilities are translated at the exchange rates in effect on the balance sheet date. Non-monetary assets are translated at historic exchange rates. Revenue and expense amounts are translated using the average exchange rate for the year except depreciation which is translated at historic exchange rates. Gains and losses from foreign exchange translations are included in the statement of operations.

     The Company's subsidiary in Norway is classified as a self-sustaining operation whereby the functional currency of the operation is the Norwegian krone. The Company uses the current rate method of translation for these operations. Assets and liabilities are translated at the rate of exchange in effect at the balance sheet date. Revenue and expenses (including depreciation and amortization) are translated using the average exchange rate for the year. Gains and losses from foreign exchange translations are included as a separate component of shareholders' equity.

     Loss per share

     On January 1, 2001, the Company adopted the provisions of The Canadian Institute of Chartered Accountants Handbook section 3500, "Earnings per Share," whereby the treasury stock method of calculating diluted earnings per share is used. For the years presented, all stock options and warrants are anti-dilutive, therefore diluted loss per share is equal to basic loss per share. The basic loss per share calculation is based on the weighted average number of shares outstanding during the year.

     Revenue recognition

     (a)     License and related services agreements

             The Company has agreements to provide software licenses for client-server-based software applications. The Company adopted the provisions of Statement of Position 97-2 "Software Revenue Recognition," and Statement of Position 98-9 "Software Revenue Recognition With Respect to Certain Transactions," in its accounting for revenue recognition on delivery of software licenses. Revenue is recognized on physical delivery for software licenses when undelivered elements are not essential to the functionality of the license. When software licenses are delivered and require additional elements essential to the functionality of the license, such as consulting and implementation services, license revenue is recognized on a percentage of completion basis until all services requisite to the functionality of the license have been delivered and vendor specific objective evidence of the fair value of each component exists. Software licenses are granted for an indefinite term.

             The Company also has agreements to provide maintenance, support, and training services. Revenue from maintenance and support agreements is recognized over the term of the agreement. Revenue from training services is recognized when these services are provided.

             The Company also has agreements that principally include the provision of a software license, but also contain additional deliverable elements, such as the provision of upgrades and hosting services. For these contracts, where vendor-specific objective evidence criteria for independent recognition of revenue elements do not exist, revenue is recognized over the term of the agreement or three years when a revenue sharing arrangement exists. Revenue from net revenue sharing arrangements is recorded as received.

     (b)     E-commerce enabling agreements

             The Company has agreements where it has become an e-commerce enabler to various businesses. The Company adopted the provisions of Statement of Position 98-9, "Software Revenue Recognition," issued by the American Institute of Certified Public Accountants in its accounting for multiple element e-commerce enabling agreements. The Company's multiple element e-commerce enabling agreements are comprised of revenue for providing consulting, implementation, training, and hosting services. Revenue from individual elements of each contract is recognized when vendor-specific objective evidence exists to determine the fair value of individual contract elements. When vendor-specific objective evidence exists, consulting, implementation, and training elements are recognized on a percentage of completion basis and the hosting element is recognized ratably over the term of the contract. In the absence of vendor-specific objective evidence, the Company defers and amortizes all revenue from individual contract elements ratably over the term of the contract.

     (c)     Sale of retail products and related activities

             Revenue from product sales, commission, shipping, and handling was recognized when goods were shipped to customers. The Company ceased its on-line retail operations in October 2000, and has not earned revenue related to retail activities since that date.

     Deferred revenue

     Deferred revenue is comprised of the unrecognized portion of consulting and implementation fees received in e-commerce enabling agreements, and the unrecognized portion of license, installation, and consulting revenue on the sale of software licenses and related services.

     Customer acquisition costs

     Customer acquisition costs are comprised of the calculated fair value of common share purchase warrants issued to customers in return for certain agreements. These amounts are deducted from gross revenue to the extent that revenue is earned, and are otherwise included in general and administrative expenses. The fair value of these warrants is calculated based on the Cox-Rubinstein binomial valuation model.

     Use of significant accounting estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

     Stock-based compensation

     Under Canadian generally accepted accounting principles, stock-based compensation to employees is not recorded in the accounts of the Company. Stock-based compensation to employees under U.S. GAAP is accounted for in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees". Accordingly, under both Canadian and United States GAAP no accounting recognition is given to stock options granted to employees at fair market value until they are exercised. Upon exercise, the net proceeds are credited to shareholders' equity. The impact of Statement of Financial Accounting Standards (SFAS) 123, "Accounting for Stock-Based Compensation," is disclosed in the notes to these financial statements under Reconciliation of U.S. GAAP (Note 17).

     Stock-based compensation to third parties is recognized and recorded in the accounts of the Company at the fair market value of the equity instrument as determined by the Cox-Rubinstein binomial valuation model. Stock-based compensation is issued in respect of past services, and the expense is recorded at the time the equity instrument is issued which is typically the date the equity instrument vests.

     The Canadian Institute of Chartered Accountants implemented handbook section 3870, "Stock-based Compensation and Other Stock-based Payments," effective January 1, 2002. This standard is consistent with SFAS 123 and is not expected to further impact the Company's financial statements.

     Income taxes

     The Company accounts for income taxes in accordance with the liability method. The determination of future tax assets and liabilities is based on the differences between financial statement and income tax bases of assets and liabilities, using substantively enacted tax rates in effect for the period in which the differences are expected to reverse. Future tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not that they will be realized.

4.   CAPITAL ASSETS

                                              2001                                 2000
                               ----------------------------------   ----------------------------------
                                           ACCUMULATED   NET BOOK               ACCUMULATED   NET BOOK
                                 COST     AMORTIZATION    VALUE       COST     AMORTIZATION     VALUE
                               --------   ------------   --------   --------   ------------   --------
                                                           (IN THOUSANDS)
     Computer hardware......   $  2,889   $      1,949   $    940   $  2,773   $      1,217   $  1,556
     Furniture and fixtures.        468            201        267        284            120        164
     Leasehold improvements.        151            129         22        127             87         40
     Building...............        105              2        103          -              -          -
                               --------   ------------   --------   --------   ------------   --------
                               $  3,613   $      2,281   $  1,332   $  3,184   $      1,424   $  1,760
                               --------   ------------   --------   --------   ------------   --------

     Included in computer hardware are assets under capital lease with cost, accumulated amortization and net book value of $149,000, $67,000 and $82,000 (2000 - $149,000, $42,000, $107,000) respectively.

5.   INCOME TAXES

     Effective January 1, 2000, the Company adopted accounting for income taxes under the liability method. Under the liability method, a future tax asset is recorded based upon tax losses carried forward and differences in tax and accounting values in the Company's assets and liabilities. The tax asset is reduced by a valuation allowance to the extent that it is more likely than not that the asset would not be realized. The valuation allowance will be reviewed and adjusted as appropriate for each reporting period. At December 31, 2001 and 2000, the Company established the valuation allowance at 100% of the future tax asset.

                                                                       2001           2000
                                                                    -----------    ----------
                                                                          (in thousands)
     Future tax asset
       Tax losses carried forward (i)............................   $    25,398    $   18,571
       Difference in tax and accounting valuations for capital
        assets and investments (i)...............................         4,241         5,281
                                                                    -----------    ----------
                                                                         29,639        23,852
       Valuation allowance.......................................       (29,639)      (23,852)
                                                                    -----------    ----------
     Future tax asset                                               $         -    $        -
                                                                    ===========    ==========

     Provision  for income taxes
       Income taxes at statutory rate                               $    (7,062)   $   (7,739)
       Tax losses carried forward                                         4,455         1,423
       Difference in tax and accounting valuations for capital
        assets and investments...................................        (1,178)        4,569
       Permanent differences for tax and accounting income                3,785         1,747
                                                                    -----------    ----------
       Provision for income taxes                                   $         -    $        -
                                                                    ===========    ==========

     (i) Included in future tax asset tax losses carried forward for 2001 are $2.372 million obtained on the acquisition of ADB Systemer. Included in future tax asset differences in tax and accounting valuations for capital assets and investments for 2001 are $138,000 acquired on acquisition of ADB Systemer.

     The Company's tax loss carryforwards at December 31, 2001 expire as follows:

                                                       (IN THOUSANDS)
                               2002                    $          113
                               2003                             1,924
                               2004                             6,401
                               2005                            19,828
                               2006                            19,262
                               2007                             1,341
                               2008                             7,300
                               2009                             1,576
                               2010                             2,927
                               2011                             1,044
                               2012                             2,967
                                                       --------------
                                                       $       64,683
                                                       ==============

6.   SHARE CAPITAL

     (a)     Authorized

             Unlimited number of common shares
             Unlimited number of preference shares - issuable in series

     (b)     Share consolidation

             On October 11, 2001, the Company's shareholders approved a two-for-one share consolidation. All share and option figures contained in these financial statements have been adjusted retroactively to reflect the share consolidation.

     (c)     Common shares

                                                                   2001                      2000
                                                          ---------------------    ------------------------
                                                           COMMON                    COMMON
                                                           SHARES       AMOUNT       SHARES        AMOUNT
                                                          --------    ---------    ----------    ----------
                                                                 (in thousands of shares and dollars)
             Opening balance...........................     27,319    $  83,724    $   26,323    $   77,488

             Issued for Cash:
               Exercise of options (Notes 6(d))........          -            -           274         1,116
               Issuance of shares (Note 6(e))..........          -            -           450         3,120
             Issuance of shares on acquisition of ADB
              Systemer ASA (Note 13)...................     10,866        9,844             -             -
             Exercise of Point2 warrants (Note 6(g))...          -            -           272         2,000
                                                          --------    ---------    ----------    ----------
             Closing balance...........................     38,185    $  93,568        27,319    $   83,724
                                                          ========    =========    ==========    ==========

     (d)     Stock Options

             (i) The Company has a stock option plan which provides for the issuance of stock options to employees, which may expire as much as 10 years from the date of grant, at prices not less than the fair market value of the common shares on the date of grant. The aggregate purchase price for employee options outstanding at December 31, 2001 was approximately $15 million (2000 - $21.3 million). The Management Resources and Compensation Committee of the Board of Directors reserves the right to attach vesting periods to stock options granted. Certain of the stock options outstanding at the end of 2001 are exercisable immediately, while the remainder have vesting periods attached which range from six months to 36 months. The options expire between 2002 and 2004.

     A summary of changes in the stock option plan for the two years ended December 31, 2001 is as follows:

                                                                        NUMBER OF OPTIONS       AVERAGE PRICE
                                                                        -----------------    --------------------
                                                                          2001      2000       2001         2000
                                                                        -------   -------    ---------   ---------
                                                                          (in thousands)
                    Opening balance .................................     1,924     1,360    $   11.08   $   11.02
                    Granted .........................................     1,138     1,040         1.42       10.20
                    Granted as replacement options in the acquisition
                     of ADB Systemer ASA (Note 13) ..................       773         -         0.36           -
                    Exercised .......................................         -      (249)           -        4.00
                    Cancelled .......................................      (951)     (227)        8.82       11.36
                                                                        -------   -------    ---------   ---------
                    Closing balance .................................     2,884     1,924    $    5.19   $   11.08
                                                                        -------   -------    ---------   ---------
                    Exercisable, end of year ........................     1,391     1,385    $    9.62   $   11.22
                                                                        -------   -------    ---------   ---------
                    Options remaining for issuance under stock option
                     plan ...........................................     1,005     1,188
                                                                        -------   -------    ---------   ---------

                                         NUMBER        WEIGHTED       WEIGHTED          NUMBER         WEIGHTED
                                     OUTSTANDING AT     AVERAGE        AVERAGE      EXERCISABLE AT     AVERAGE
                         RANGE OF     DECEMBER 31,     REMAINING      EXERCISE       DECEMBER 31,      EXERCISE
                         EXERCISE         2001        CONTRACTUAL       PRICE            2001            PRICE
                          PRICES     (IN THOUSANDS)      LIFE       (OUTSTANDING)   (IN THOUSANDS)   (EXERCISABLE)
                         $.36-$.50              773     3.0 years   $        0.36               64       $    0.36
                           $.50-$2              656     1.9 years   $        0.64                -       $       -
                             $2-$4              250     2.8 years   $        2.60              190       $    2.62
                             $4-$8              275     1.8 years   $        5.62              237       $    5.54
                            $8-$12              347     0.6 years   $       11.26              347       $   11.26
                           $12-$23              583     0.8 years   $       14.00              553       $   13.74
                                     --------------                                 --------------
                                              2,884                                          1,391
                                     ==============                                 ==============

             (ii) The Company also had stock options outstanding to third parties at December 31, 2001. The aggregate purchase price for third-party stock options outstanding at December 31, 2001 was $1,484,000 (2000 - $1,096,000). These options expire between 2003 and 2004. A summary of changes in the stock options to third parties for the two years ended December 31, 2001 is as follows:

                                                NUMBER OF OPTIONS        AVERAGE PRICE
                                               -------------------    -------------------
                                                 2001       2000        2001       2000
                                               --------   --------    --------   --------
                                                  (in thousands)
                    Opening balance ........         71         73    $  15.48   $  14.66
                    Granted ................        223         33        1.74      12.08
                    Exercised ..............          -        (25)          -       4.84
                    Cancelled ..............          -        (10)          -      24.90
                                               --------   --------    --------   --------
                    Closing balance ........        289         71    $   5.13   $  15.48
                                               --------   --------    --------   --------
                    Exercisable, end of year        282         54    $   5.14   $  16.52
                                               ========   ========    ========   ========

     (e)     Private Common Share Placement

             On June 16, 2000, the Company issued 450,395 common shares at a price of $6.98 per share in a private placement. The Company received net proceeds of $3.12 million (after deducting costs of issue of approximately $21,000). Pursuant to the agreement to issue common shares, the Company issued 0.4 share purchase warrants for each common share, entitling the investee to 180,158 additional shares at a price of US$5.36 per share. These share purchase warrants were outstanding at December 31, 2001 and are exercisable until June 16, 2002.

     (f)     Share Purchase Warrants under Private Placement Equity Issues

             A summary of changes in the warrants issued to investors for the two years ended December 31, 2001 is as follows:

                                                                     2001                  2000
                                                             --------------------   -------------------
                                                             WARRANTS     AMOUNTS   WARRANTS    AMOUNTS
                                                             --------    --------   --------   --------
                                                                      (in thousands)
             Opening balance .............................      1,620    $ 28,074        928   $ 18,550
             Granted (Notes 6(e) and (f(ii))) ............          -           -        692      9,524
             Granted as replacement warrants on
              acquisition of ADB Systemer ASA (Notes
              6(f(i) and 13)).............................        608         219          -          -
             Cancelled (Note 6(f(iii))) ..................       (928)    (18,550)         -          -
                                                             --------    --------   --------   --------
             Closing balance .............................      1,300    $  9,743      1,620   $ 28,074
                                                             --------    --------   --------   --------

             (i)    Acquisition of ADB Systemer

                    On October 11, 2001, the Company acquired 98.3% of the outstanding common shares of ADB Systemer. As a result of the acquisition, the Company issued 607,600 share purchase warrants with a strike price of two Norwegian kroner, in exchange for 700,000 share purchase warrants in ADB Systemer. These warrants retain all of the characteristics of the original warrants and have specific exercise dates of March 31, 2002 and March 31, 2003, expiring March 31, 2003 (see Note 13).

             (ii)   Strategic Marketing Agreement

                    On March 28, 2000, pursuant to a strategic marketing agreement with one of its key customers, the Company issued 512,500 common share purchase warrants at a price of

                    $15.80 per warrant. Each common share purchase warrant entitles the holder to acquire one common share. These warrants are fully vested and expire March 27, 2003.

             (iii)  Special Warrants

                    Pursuant to a special warrant financial placement in September 1999, the Company issued 927,339 warrants at an exercise price of $20.00. These warrants expired on September 30, 2001.

     (g)     Point 2 Warrants

             During 2000, two share purchase warrants were exercised into 271,405 common shares having a value of $2 million for no additional consideration (see Note 14).

     (h)     Compensation Warrants Under Private Placement Equity Issue

             Pursuant to a 1999 private placement, 92,734 compensation warrants were issued to the underwriter. These warrants expired on September 30, 2001.

     (i)     Earnings per share

             The following table sets forth the computation of basic earnings
             (loss) per share.

                                                                                    2001          2000          1999
                                                                                -----------    ----------    -----------
                                                                                (in thousands, except per share amounts)
             NUMERATOR:
             Net Loss (numerator for basic loss per share applicable to
              common shares)..................................................  $   (18,714)   $  (20,366)   $   (20,825)
                                                                                -----------    ----------    -----------
             DENOMINATOR:
             Weighted average shares (denominator for basic loss per share) ..       29,130        26,844         24,792
                                                                                -----------    ----------    -----------
             Basic loss per share ............................................  $     (0.64)   $    (0.76)   $     (0.84)
                                                                                -----------    ----------    -----------

             For each year ended, the Company excluded the effect of all stock options and warrants as their impact would have been anti-dilutive.

7.   FINANCIAL INSTRUMENTS

     Foreign exchange risk

     The Company's revenue from software licensing and related services, and e-commerce enabling agreements is transacted in various currencies including Canadian dollar, U.S. dollar, UK pound, Irish pound, and Norwegian Krone. Correspondingly, operating expenses related to these activities are transacted in the above denoted currencies. The Company does not use derivative instruments to manage exposure to foreign exchange fluctuations.

     Prior to the ceasing of its on-line retail operations, the Company transacted the majority of its retail product sales and purchases in U.S. dollars.

     Interest rate risk

     The Company has limited exposure to fluctuations in interest rates. The Company does not use derivative instruments to reduce its exposure to interest rate risk.

     Credit risk

     Credit risk arises from the potential that a customer will fail to meet its contractual obligations under a software licensing and related services agreement or an e-commerce enabling agreement.

     Fair value

     Fair value of assets and liabilities approximate amounts at which they would be exchanged between knowledgeable and unrelated persons. The amounts recorded in the financial statements approximate fair value.

     Equity Instruments

     During 2001, the Company was exposed to fair value fluctuations of publicly-traded common shares received in connection with the disposal of one of its strategic investments. To mitigate this risk, the Company engaged in the purchase of call and the sale of put options. The Company did not engage in the sale of call or put options exceeding the number of shares held. As at January 31, 2002, all common shares and related call and put options had been disposed.

8.   COMMITMENTS AND CONTINGENCIES

     (a) Minimum payments under operating leases during the next three years are as follows:

                                                              (in thousands)
                                                              --------------
                            2002......................          $      1,083
                            2003......................                   497
                            2004......................                   236

     (b) As a result of a review of statutory reporting obligations regarding employee benefits, the Company has identified a potential for non-compliance. The employees and regulators concerned have been notified. The probability and amount of any potential liability relating to this situation is presently not determinable.

     (c) The Company has entered into compensation arrangements with certain of its employees. In the event of involuntary termination, the Company may be liable for potential payment of $610,000 to these employees.

     (d) As a condition of the agreement with a financial institution to settle sales transactions through pre-authorized credit card payments, the Company maintained a cash reserve account based on a percentage of sales for the preceding six months. At December 31, 2000, the Company was required to maintain $143,000 in this reserve account. The Company did not have any such commitment at December 31, 2001.

9.   CHANGE IN NON-CASH OPERATING WORKING CAPITAL

                                              2001          2000         1999
                                           ----------    ----------    ----------
                                                       (in thousands)
     Accounts receivable ...............   $      (12)   $      210    $     (543)
     Inventory .........................            -           155            14
     Deposits and prepaid expenses .....          251         3,399        (4,289)
     Accounts payable ..................       (1,040)       (2,391)        1,913
     Accrued liabilities ...............            5        (1,093)        1,525
     Deferred revenue ..................       (2,121)          542         2,118
                                           $   (2,917)   $      822    $      738

10.  RETAIL ACTIVITIES

     The Company ceased its on-line retail activities in October 2000, however it was required to settle certain amounts payable relating to product sales of previous years. These amounts were not previously anticipated.

     In June 1997, the Company introduced special promotional pricing to stimulate new bidder registrations and first-time sales. This special promotional pricing cost the Company approximately $558,000 in 2000, and $4,044,000 in 1999, and was included in advertising and promotion. As the Company ceased its online retail operations in October 2000, no promotional pricing expense was incurred in 2001.

11. REALIZED GAINS AND LOSSES ON DISPOSAL OF MARKETABLE SECURITIES AND STRATEGIC INVESTMENTS, AND RECOVERY OF ASSETS

                                                                            2001         2000         1999
                                                                         ----------   ----------   ----------
                                                                                    (in thousands)
     Gain on disposal of strategic investment (Note 11(a) and (b)) ...   $        6   $   20,697   $        -
     Gain on disposal of marketable securities (Note 11(c)) ..........        3,656          249            -
     Gain on disposal on Point 2 (Note 11(d)) ........................        2,249            -            -
     Recovery of Point2 receivable (Note 11(d)) ......................          811            -            -
                                                                         ----------   ----------   ----------
                                                                         $    6,722   $   20,946   $        -
                                                                         ==========   ==========   ==========

     (a) During 2001, the Company disposed of its strategic investments that resulted in cash proceeds of $103,000 and a realized gain of $6,000.

     (b) During 1999 and 2000 the Company acquired common shares in Quack.com Inc. directly and through convertible debentures for aggregate cost of $1.221 million. In August 2000 the Company's investment in Quack.com Inc. was acquired by America Online Inc.
             (AOL). In exchange for its shares in Quack.com Inc., the Company received 278,027 unregistered shares of AOL valued at $21.9 million, resulting in a gain of $20.7 million.

     (c) The Company disposed of 120,000 of its AOL shares in November 2000, and recognized a gain of $249,000. In January 2001, the Company's unregistered AOL shares became freely trading and the Company sold 122,801 shares for gross proceeds of $10.0 million, realizing a gain of $3.7 million. In August of 2001, the remaining shares were released from escrow and became freely trading. At December 31, 2001 the Company held 30,000 shares in AOL.

     (d) In May 2001, the Company sold its interest in Point2 Internet Systems Inc. (Point2) for $2.6 million in cash. The Company realized a gain of $2.2 million, and recovered a receivable from Point2 that had been provided for in 2000.

12. UNREALIZED GAINS AND LOSSES ON REVALUATION OF MARKETABLE SECURITIES AND STRATEGIC INVESTMENTS AND PROVISON FOR IMPAIRMENT OF ASSETS

                                                                       2001          2000          1999
                                                                    ----------    ----------    ----------
                                                                                (in thousands)
     Revaluation of  strategic investments (Note 12(a)) .........   $   (1,510)   $   (5,600)   $        -
     Revaluation of marketable securities (Note 12(b)) ..........            -        (4,846)            -
     Provision for impaired assets (Note 12(c)) .................         (925)            -             -
     Provision for receivable from joint venture (Note 12(d)) ...            -          (802)            -
     Provision for impaired intangible asset (Note 12(e)) .......            -          (401)            -
     Provision for non-trade receivable .........................            -           (48)            -
                                                                    ----------    ----------    ----------
                                                                    $   (2,435)   $  (11,697)   $        -
                                                                    ----------    ----------    ----------

     (a) The Company reviewed the carrying value of each of its strategic investments and determined that in light of recent financial performance of each investment and market conditions, the decline in value of these investments was other than temporary, and a revaluation was required.

     (b) The Company reviewed the market value of its shares in America Online Inc. at December 31, 2001 and 2000, and determined that a mark to market adjustment was required. At December 31, 2001 the Company held 30,000 shares in AOL.

     (c) The Company reviewed the carrying value of a prepaid advertising asset during the first quarter and determined the future value of this asset has been significantly reduced as a result of recent market conditions and changes to the Company's business-to-business marketing strategy.

     (d) As a result of reviewing the carrying value of its investment in Point2, the Company determined that a portion of the receivable from that investee was not recoverable as at December 31, 2000.

     (e) The Company determined that the intangible assets of Point2 had become permanently impaired as at December 31, 2000.

13.  ACQUISITION OF ADB SYSTEMER ASA

     On October 11, 2001, the Company acquired 98.3 per cent of the outstanding shares of ADB Systemer of Sola, Norway. ADB Systemer was a publicly-traded software vendor focused on enterprise asset management and integrated electronic procurement. ADB Systemer has wholly-owned subsidiaries in the United States and in the United Kingdom.

     The purchase price for 12,518,493 of the outstanding ADB Systemer common shares was $13.762 million. The purchase price was comprised of $2.293 million in cash, $9.844 million of common stock issued from treasury, acquisition costs of $765,000, employee stock options with a fair market value of $576,000 granted to ADB Systemer employees as replacement options and warrants with a fair market value of $284,000 issued to ADB Systemer warrant holders as replacement warrants. Common stock issued from treasury totalled 10,866,052 shares (21,732,104 pre-consolidation) with a value of $9.844 million based on a five-day trading average before and after September 10, 2001, the date the acquisition was announced to the general public. The purchase price for ADB Systemer did not include any contingent payments, options, or commitments. The purchase price of $13.762 million was allocated as follows:

                                                                      2001
                                                                 --------------
                                                                 (in thousands)
     Net monetary assets (including cash - $814).............    $          418
     Capital assets..........................................               308
     Contractual agreements..................................               177
     Acquired software and related intellectual property.....             3,383
     Goodwill................................................             9,476
                                                                 --------------
     Total purchase price....................................    $       13,762
                                                                 --------------

     ADB Systemer's operations were consolidated after the effective date of the acquisition, October 11, 2001. The amortization period for contractual agreements and acquired software and related intellectual property will be 12 and 36 months respectively. Goodwill will not be amortized, but will be subject to an impairment test where the carrying value of goodwill would be compared to its fair value. In the event the carrying value of goodwill exceeds its fair value, a goodwill impairment will be recorded. At December 31, 2001, the carrying value of goodwill was tested for impairment, and it was determined that a goodwill impairment of $9.476 million was required. Goodwill is not deductible for tax purposes.

14.  INVESTMENT IN A JOINTLY CONTROLLED COMPANY

     In 1999 the Company acquired a 51 percent interest in Point2 Internet Systems Inc. ("Point2") by issuing $2,500,000 of common shares and common share purchase warrants to acquire $2,000,000 of common shares for no additional consideration. The warrants were exercised in 2000.

     The Company acquired 51 percent of the shares of Point2 but only elected 50 percent of the board of directors. The investment was accounted for on a proportionate consolidation basis and the Company recorded its proportionate share of revenue and expenses, assets and liabilities from the date of acquisition. Of the total purchase price, $134,000 was allocated to current assets, $521,000 to non-current assets and $28,000 to current liabilities resulting in goodwill of $2,044,000. An additional $2 million of goodwill arose on the exercise of two warrants during 2000. At December 31, 2000, the Company provided $3,593,000 for the unamortized portion of goodwill (Note 15).

     In May 2001, the Company sold its equity interest in Point2 for $2.6 million in cash. The Company realized a gain of $2.2 million, and recovered a receivable from Point2 provided for in 2000.

     Condensed balance sheet information for Point2 as at December 31, 2000 was as follows:

                                                                    2000
                                                               --------------
                                                               (in thousands)
     Current assets......................................      $          117
     Capital assets......................................                 205
     Current liabilities.................................                 775
     Shareholder advances................................               1,633
     Shareholders' deficiency............................              (2,086)

     Condensed income statement and cash flow information for Point2 for the five month period ended May 31, 2001, the year ended December 31, 2000, and the four month period ended December 31, 1999 is as follows:

                                        2001       2000      1999
                                       -------    ------    -------
                                               (in thousands)
     Revenue......................     $   192    $  348    $   221
     Net loss.....................         293     3,003        222
     Change in cash resources.....           -       (14)      (185)

15.  GOODWILL IMPAIRMENT

     The Company reviewed the carrying value of goodwill acquired in connection with the acquisition of ADB Systemer. The carrying value of goodwill was tested against its fair value and it was determined that a goodwill impairment of $9.476 million was required. The permanent decline in the fair value arose on a downturn in economic conditions resulting in lower than previously anticipated cash flows.

     The Company determined that the carrying value of goodwill acquired in connection with the acquisition of Point2 had become permanently impaired at December 31, 2000 (Note 14).

16.  RELATED PARTY

     In February 2000, the Company entered into an agreement, valued at $1.5 million in shares in Art Vault Limited, plus a hosting fee and a share of net on-line auction revenues, under which it would provide its on-line auction technology and related services to Art Vault in which certain Directors of the Company, in aggregate, had a controlling interest.

     During 2001 the Company recorded $1 million (2000-$500,000) in revenue relating to this agreement by drawing down its deferred revenue. In April 2001, Art Vault went into receivership, and the Company's investment in Art Vault was written down to zero (2000-$281,000).

17.  RECONCILIATION OF UNITED STATES GAAP

     The financial statements of the Company have been prepared in accordance with generally accepted accounting principles as applied in Canada, which conform in all material respects with generally accepted accounting principles in the United States, except as noted below.

     (a)     Stock-based Compensation to Employees

             Under Canadian generally accepted accounting principles, stock based compensation is not recorded in the accounts of the Company. Stock-based compensation under U.S. GAAP is accounted for in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, under both Canadian and United States GAAP no accounting recognition is given to stock options granted at fair market value until they are exercised.

             SFAS No. 123, "Accounting for Stock-Based Compensation," requires the disclosure of pro forma net income (loss) and earnings (loss) per share had the Company adopted the fair value method since the Company's inception. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards.

             The Company's calculations for employee grants were made using the Cox-Rubinstein binomial model with the following weighted average assumptions:

                                                   2001     2000     1999
                                                  ------   ------   ------
             Dividend yield...................         -        -        -
             Risk free interest rate..........      4.02%    6.20%    5.50%
             Expected term, in years..........      2.77     3.11     2.51

             If the computed minimum values of the Company's stock-based awards to employees had been amortized to expense over the vesting period of the awards as specified under SFAS No. 123, the loss attributable to common shareholders and the basic and diluted loss per share on a pro forma basis (as compared to such items as reported) would have been:

                                                                               2001          2000          1999
                                                                            ----------    ----------    ----------
                                                                                        (in thousands)
             Loss attributable to common shareholders under U.S. GAAP
               As calculated (Note 17(f)) ...............................   $  (18,728)   $  (20,352)   $  (20,825)
               Pro forma ................................................   $  (20,329)   $  (26,470)   $  (30,626)
             Basic and diluted net loss per share:
               As calculated ............................................   $    (0.64)   $    (0.76)   $    (0.84)
               Pro forma ................................................   $    (0.70)   $    (0.99)   $    (1.24)

     (b)     Comprehensive Income

             Financial Accounting Standards Board Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," requires disclosure of comprehensive income, which includes reported net earnings adjusted for other comprehensive income. Comprehensive income is defined as the change in net assets of a business enterprise during a period from transactions and other events and circumstances from non-owner sources.

     (c)     Marketable Securities

             U.S. GAAP requires that the Company disclose marketable securities into one of three categories: held to maturity; available for sale; or trading. As at December 31, 2001 and 2000, the marketable securities held were classified as follows:

                                                       2001        2000
                                                     --------   ---------
                                                        (in thousands)
             Trading............................     $  1,462   $   8,081
             Held to maturity...................          196          43
             Available for sale.................          173       1,176

     (d)     Translation of Foreign Currency

             Under Canadian GAAP, gains and losses from foreign exchange translations of subsidiaries classified as fully integrated are included in the statements of operations. Under U.S. GAAP, these gains and losses are included as a component of comprehensive income.

     (e)     Additional disclosures as required in accordance with United States
             GAAP

             U.S. GAAP requires the disclosure of accrued liabilities that exceed five percent of current liabilities. Included in accrued liabilities at December 31, 2001 are accrued compensation expenses (severance and unpaid vacation) of $454,000 (2000 - $225,000).

     (f) The effect of the above differences (Note 17(d)) on the Company's financial statements is set out below:

                       CONSOLIDATED BALANCE SHEETS

                                                                                         2001          2000
                                                                                      ----------    ----------
                                                                                           (in thousands)
             Deficit as reported under Canadian GAAP.............................     $  (87,583)   $  (68,869)
             Adjustments:
               Translation of foreign currency                                                 -            14
                                                                                      ----------    ----------
             Deficit under U.S. GAAP                                                     (87,583)      (68,855)
             Accumulated Other Comprehensive Income (Loss)                                     -           (14)
                                                                                      ----------    ----------
             Deficit and accumulated Other Comprehensive income (loss) under US
              GAAP...............................................................     $  (87,583)   $  (68,869)
                                                                                      ----------    ----------

                       CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                            2001         2000          1999
                                                                         ----------   ----------    ----------
                                                                                    (in thousands)
             Net loss for the year as reported under Canadian GAAP....   $  (18,714)  $  (20,366)   $  (20,825)
             Adjustments:
               Translation of foreign currency........................          (14)          14             -
                                                                         ----------   ----------    ----------
             Net loss for the year as reported under U.S. GAAP........      (18,728)     (20,352)      (20,825)
             Translation of foreign currency..........................           14          (14)            -
                                                                         ----------   ----------    ----------
             Comprehensive Income (Loss) as reported under U.S. GAAP..   $  (18,714)  $  (20,366)   $  (20,825)
                                                                         ----------   ----------    ----------

     (g)     Impact of New Accounting Pronouncements

             Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," requires that, effective for all fiscal years beginning after June 15, 2000, an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The accounting for changes in the fair value of a derivative will depend on the intended use of the derivative and the resulting designation. Management has determined that the adoption of the pronouncement has not had any significant effect upon the Company's financial statements.

             The Canadian Institute of Chartered Accountants implemented Accounting Guideline 13 - "Hedging Relationship", effective July 1, 2002, which establishes certain conditions for when hedge accounting may be applied. As the Company does not establish hedging relationships, the adoption of this guideline is not expected to have any significant effect on the Company's financial statements.

     (h)     Operating Loss

             U.S. GAAP requires that the Company disclose operating loss. Operating loss of the Company for the year was $20.866 million, comprised of net loss of $18.714 million less realized gains and losses and unrealized losses on marketable securities and strategic investments of $2.152 million (2000 - $30.866 million, comprised of net loss of $20.366 million less $10.500 million; 1999 -$20.825 million).

18.  SEGEMENTED INFORMATION

     The Company operates in several reportable geographic segments: North America, Ireland and the United Kingdom, and Norway. The Company has also earned revenue from both retail and non-retail customers.

     NET REVENUE BY GEOGRAPHIC REGION

                                   2001         2000         1999
                                ----------   ----------   ----------
                                           (in thousands)
     North America ..........   $    2,761   $   12,254   $   31,001
     Ireland & U.K ..........          893           86            -
     Norway .................          741            -            -
                                ----------   ----------   ----------
                                $    4,395   $   12,340   $   31,001
                                ----------   ----------   ----------

     Assets by Geographic Region

                                             2001                                     2000
                            --------------------------------------   --------------------------------------
                                                            (IN THOUSANDS)
                                              INTANGIBLE AND OTHER                     INTANGIBLE AND OTHER
                            CAPITAL ASSETS           ASSETS           CAPITAL ASSETS         ASSETS
                            ---------------   --------------------   ---------------   --------------------
     North America          $           588   $                375   $         1,179   $              1,673
     Ireland & U.K                      449                      -               581                      -
     Norway                             295                  3,251                 -                      -
                            ---------------   --------------------   ---------------   --------------------
                            $         1,332   $              3,626   $         1,760   $              1,673
                            ---------------   --------------------   ---------------   --------------------

     Net revenue by Source

                                         2001          2000          1999
                                      ----------    ----------    ----------
                                                  (in thousands)
     Non-retail revenue ...........   $    4,455    $    2,402    $    4,411
     Retail revenue ...............            -        10,095        26,590
     Customer acquisition costs ...          (60)         (157)            -
                                      ----------    ----------    ----------
                                      $    4,395    $   12,340    $   31,001
                                      ----------    ----------    ----------

     For the year ended December 31, 2001, one customer accounted for 22% of net revenue. For the years ended December 31, 2000 and 1999 no customers accounted for more than 10% of net revenue.

19.  RECLASSIFICATION OF PRIOR YEARS

     Certain prior years amounts have been reclassified to conform to the current year basis of presentation.

20.  SUBSEQUENT EVENT

     As of April 24, 2002, the Company had entered into an agreement for a private placement with a third party for gross proceeds of $1.1 million. The Company will issue 3.3 million common shares at US $0.21 per share and warrants exercisable into 1 million common shares at US $0.35 per share. The warrants have a term of three years. This transaction is subject to regulatory and exchange approvals.

21.  CONVENIENCE TRANSLATION

     The financial statements as at December 31, 2001 and for the year then ended have been translated into U.S. dollars using the exchange rate of the U.S. dollar at December 31, 2001 as published by the Federal Reserve Bank of New York (U.S. $1.000 = Cdn. $1.5925). The translation was made solely for the convenience of readers in the United States. The translated U.S. dollar figures should not be construed as a representation that the Canadian currency amounts actually represent or could be converted into U.S. dollars.

                                  SCHEDULE "H"
                        CONSOLIDATED FINANCIAL STATEMENTS
                    FOR SIX MONTH PERIOD ENDED JUNE 30, 2002

CONSOLIDATED BALANCE SHEETS
(in thousands of Canadian dollars) (Unaudited)
--------------------------------------------------------------------------------

                                                                                      JUNE 30,         DECEMBER 31,
                                                                                        2002               2001
                                                                                     ---------         -----------
ASSETS
CURRENT
Cash...........................................................................      $     957          $   2,557
Marketable securities..........................................................            494              1,658
Accounts receivable............................................................          1,000              1,288
Deposits and prepaid expenses..................................................            398                131
                                                                                     ---------          ---------
                                                                                         2,849              5,634

CAPITAL ASSETS (Note 2)........................................................            888              1,332
STRATEGIC INVESTMENTS..........................................................             80                173
CAPITALIZED SOFTWARE...........................................................             69                202
ACQUIRED SOFTWARE..............................................................          2,538              3,102
ACQUIRED AGREEMENTS............................................................             93                149
                                                                                     ---------          ---------
                                                                                     $   6,517          $  10,592
                                                                                     ---------          ---------

LIABILITIES
CURRENT
Accounts payable...............................................................      $   1,081          $     841
Accrued liabilities............................................................            656                813
Current portion of capital lease obligation....................................             23                 42
Current portion of deferred revenue............................................            514                823
                                                                                     ---------          ---------
                                                                                         2,274              2,519
DEFERRED REVENUE                                                                             -                 33
CAPITAL LEASE OBLIGATION                                                                     -                 18
                                                                                     ---------          ---------
                                                                                         2,274              2,570
                                                                                     ---------          ---------

MINORITY INTEREST                                                                            3                  8

SHAREHOLDERS' EQUITY
Share capital..................................................................         94,516             93,568
Warrants.......................................................................          1,349              1,349
Stock options..................................................................            691                691
Foreign currency translation...................................................              -                (11)
Deficit........................................................................        (92,316)           (87,583)
                                                                                     ---------          ---------
                                                                                         4,240              8,014
                                                                                     ---------          ---------
                                                                                     $   6,517          $  10,592
                                                                                     ---------          ---------

See accompanying notes to interim consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands of Canadian dollars, except per share amount) (Unaudited)
--------------------------------------------------------------------------------

                                                                 THREE MONTHS                    SIX MONTHS
                                                                ENDED JUNE 30                   ENDED JUNE 30
                                                           ------------------------        -----------------------
                                                             2002            2001            2002           2001
                                                           --------        --------        --------       --------
Revenue (Note 5)......................................     $  1,538        $  1,415        $  3,025       $  2,670
Less: Customer acquisition costs......................            -               -               -            (19)
                                                           --------        --------        --------       --------
Net revenue...........................................        1,538           1,415           3,025          2,651
                                                           --------        --------        --------       --------

General and administrative............................        1,971           3,610           3,463          5,523
Sales and marketing costs.............................          506             935             995          2,340
Software development and technology...................          864             787           2,037          1,774
Depreciation and amortization.........................          617             329           1,239            638
Interest income.......................................          (14)           (160)            (32)          (273)
                                                           --------        --------        --------       --------
                                                              3,944           5,501           7,702         10,002
                                                           --------        --------        --------       --------

Loss before the undernoted............................       (2,406)         (4,086)         (4,677)        (7,351)
Realized gains and losses on disposal of marketable
   securities, strategic investments, capital assets,
   and recovery of assets (Note 3)....................            4           3,060             (98)         6,746
Unrealized gains and losses on revaluation of
   marketable securities and strategic investments,
   and provision for impairment of assets (Note 4)....          (50)           (234)             56         (1,134)
Retail activities settlement (Note 6).................            -            (274)              -           (404)
Goodwill impairment (Note 8)..........................          (14)              -             (14)             -
Restructuring charge (Note 7).........................            -            (613)              -           (613)
                                                           --------        --------        --------       --------
                                                                (60)          1,939             (56)         4,595
                                                           --------        --------        --------       --------
NET LOSS FOR THE PERIOD...............................     $ (2,466)       $ (2,147)       $ (4,733)      $ (2,756)
                                                           --------        --------        --------       --------
BASIC AND DILUTED LOSS PER SHARE......................     $  (0.06)       $  (0.08)       $  (0.11)      $  (0.10)
                                                           --------        --------        --------       --------

CONSOLIDATED STATEMENTS OF DEFICIT
(in thousands of Canadian dollars) (Unaudited)
--------------------------------------------------------------------------------

                                                                                           JUNE 30,       JUNE 30,
                                                                                             2002           2001
                                                                                          ---------      ----------
DEFICIT, BEGINNING OF PERIOD.........................................................     $ (87,583)     $  (68,869)

NET LOSS FOR THE PERIOD..............................................................        (4,733)         (2,756)
                                                                                          ---------      ----------
DEFICIT, END OF PERIOD...............................................................     $ (92,316)     $  (71,625)
                                                                                          ---------      ----------

See accompanying notes to interim consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of Canadian Dollars) (Unaudited)
--------------------------------------------------------------------------------

                                                                THREE MONTHS                     SIX MONTHS
                                                                ENDED JUNE 30                   ENDED JUNE 30
                                                           ------------------------        -----------------------
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE
 FOLLOWING ACTIVITIES
OPERATING
Net loss for the period...............................     $ (2,466)       $ (2,147)       $ (4,733)     $  (2,756)
Items not affecting cash:
   Depreciation and amortization......................          617             329           1,239            638
   Non cash customer acquisition costs................            -              (7)              -             11
   Goodwill impairment................................           14               -              14              -
   Realized gains and losses on disposal of
    marketable securities, strategic investments,
    capital assets and recovery of assets (Note 3)....           (4)         (3,060)             98         (6,746)
   Unrealized gains and losses on revaluation of
     marketable securities and strategic investments,
     and provision for impairment of assets (Note 4)..           50             234             (56)         1,134
   Foreign currency revaluation.......................            -             612               -            164
                                                           --------        --------        --------      ---------
                                                             (1,789)         (4,039)         (3,438)        (7,555)

Changes in non-cash operating working capital items...         (199)         (1,131)           (257)        (2,808)
                                                           --------        --------        --------      ---------
                                                             (1,988)         (5,170)         (3,695)       (10,363)
                                                           --------        --------        --------      ---------

INVESTING
Capital assets........................................           (8)            (58)            (18)          (258)
Strategic investments.................................            -               -               -           (152)
Proceeds from disposal of strategic investments.......            -               -             126              -
Capitalized software, trademarks and intellectual
 property.............................................           (1)              -              (3)            (5)
Marketable securities (Note 3(a)).....................            -               -           1,087          9,815
Proceeds from disposal of joint venture...............            -           2,603               -          2,603
Proceeds from disposal of capital assets..............            6               -               6              -
Purchase from minority interest.......................          (11)              -             (11)             -
                                                           --------        --------        --------      ---------
                                                                (14)          2,545           1,187         12,003
                                                           --------        --------        --------      ---------

FINANCING
Issuance of common shares (net).......................          945               -             945              -
Repayment of capital leases...........................          (18)            (54)            (37)           (55)
                                                           --------        --------        --------       --------
                                                                927             (54)            908            (55)
                                                           --------        --------        --------       --------

Foreign exchange loss on cash in foreign currency.....            -            (612)              -           (164)
NET CASH INFLOW (OUTFLOW) DURING THE PERIOD...........       (1,075)         (3,291)         (1,600)         1,421
CASH, BEGINNING OF PERIOD.............................        2,032          12,075           2,557          7,363
                                                           --------        --------        --------      ---------
CASH, END OF PERIOD...................................     $    957        $  8,784        $    957      $   8,784
                                                           --------        --------        --------      ---------

SUPPLEMENTAL DISCLOSURE OF CASH PAYMENTS
Income taxes..........................................     $      -        $      -        $      -      $       -
Interest..............................................            -               -               -              -

See accompanying notes to interim consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

1.   SIGNIFICANT ACCOUNTING POLICIES

     The interim consolidated financial statements of ADB Systems International Inc. (formerly Bid.Com International Inc. (the "Company")) should be read in conjunction with the Company's most recent annual audited financial statements.

     The interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except for the following:

     Stock-based Compensation. We have adopted handbook section 3870, "Stock-based Compensation and Other Stock-based Payments," implemented by the Canadian Institute of Chartered Accountants effective January 1, 2002. Please see Note 10: Stock Based Compensation for application of this new accounting standard.

2.   CAPITAL ASSETS

                                            JUNE 30, 2002                             DECEMBER 31, 2001
                                  -----------------------------------        -----------------------------------
                                        ACCUMULATED                              ACCUMULATED
                                  ------------------------   NET BOOK       -----------------------     NET BOOK
                                    COST      DEPRECIATION    VALUE          COST     DEPRECIATION       VALUE
                                  -------     ------------   --------       -------  --------------     --------
                                                                (IN THOUSANDS)
     Computer hardware......      $ 2,859       $ 2,323         $ 536        $ 2,889      $ 1,949        $   940
     Furniture and fixtures.          488           252           236            468          201            267
     Leasehold improvements.          151           135            16            151          129             22
     Building...............          105             5           100            105            2            103
                                  -------        ------         -----        -------      -------        -------
                                  $ 3,603       $ 2,715         $ 888        $ 3,613      $ 2,281        $ 1,332
                                  -------       -------         -----        -------      -------        -------

3. REALIZED GAINS AND LOSSES ON DISPOSAL OF MARKETABLE SECURITIES, STRATEGIC INVESTMENTS, CAPITAL ASSETS AND RECOVERY OF ASSETS

                                                                   THREE MONTHS                  SIX MONTHS
                                                                  ENDED JUNE 30                 ENDED JUNE 30
                                                             ----------------------       -----------------------
                                                              2002            2001         2002            2001
                                                             ------         -------       ------         --------
                                                                              (IN THOUSANDS)
     (Loss) gain on disposal of marketable securities
      (Note 3(a))......................................      $    -         $     -       $ (143)        $  3,686
     Gain on disposal of strategic investments (Note
      3(b))............................................           -               -           41                -
     Gain on disposal on Point2 (Note 3(c))............           -           2,249            -            2,249
     Recovery of Point2 receivable (Note 3(c)).........           -             811            -              811
     Gain on disposal of capital assets (Note 3(d))....           4               -            4                -
                                                             ------         -------       ------         --------
                                                             $    4         $ 3,060       $  (98)        $  6,746
                                                             ------         -------       ------         --------

     (a) In January 2002, the Company sold its remaining shares held in America Online Inc. (AOL) for gross proceeds of $1.3 million, and realized a loss of $143,000. In January 2001, the Company sold 122,801 shares of AOL for gross proceeds of $10.0 million, realizing a gain of $3.7 million.

     (b) Throughout the first quarter the Company disposed of a portion of its strategic investments. This resulted in cash proceeds of $126,000 and a realized gain of $41,000.

     (c) In May 2001, the Company sold its interest in Point2 Internet Systems Inc. for $2.6 million in cash. The Company realized a gain of $2.2 million, and recovered a receivable from Point2 provided for in previous quarters.

     (d) Throughout the first six months of 2002 the Company has disposed of redundant capital assets not utilized since last year's restructuring.

4. UNREALIZED GAINS AND LOSSES ON REVALUATION OF MARKETABLE SECURITIES AND STRATEGIC INVESTMENTS, AND PROVISION FOR IMPAIRMENT OF ASSETS

                                                              THREE MONTHS                    SIX MONTHS
                                                             ENDING JUNE 30                 ENDING JUNE 30
                                                          ---------------------         ------------------------
                                                           2002           2001           2002             2001
                                                          ------         ------         ------          --------
                                                                            (IN THOUSANDS)
     Revaluation of impaired strategic investments
      (Note 4(a))...................................      $  (50)        $ (803)        $   56          $ (1,161)
     Revaluation  of  marketable   securities  (Note
      4(b)).........................................           -            569              -               952
     Provision for impairment of assets (Note 4(c)).           -              -              -              (925)
                                                          ------         ------         ------          --------
                                                          $  (50)        $ (234)        $   56          $ (1,134)
                                                          ------         ------         ------          --------

     (a) The Company reviewed the carrying value of its strategic investments and determined a provision should be recorded given the recent financial performance of securities held.

     (b) During 2001 the Company reviewed the market value of its shares in America Online Inc. and determined that a mark-to-market adjustment was required.

     (c) At March 31, 2001 the Company determined the net realizable value of prepaid advertising assets had been significantly reduced as a result of market conditions.

5.   SEGMENTED INFORMATION

     The Company operates in several reportable geographic segments:
     North America, Ireland and the United Kingdom, and Norway.

     NET REVENUE BY GEOGRAPHIC REGION

                                                                     THREE MONTHS                SIX MONTHS
                                                                    ENDING JUNE 30             ENDING JUNE 30
                                                                 --------------------      ---------------------
                                                                   2002         2001         2002         2001
                                                                 -------      -------      -------       -------
                                                                                (IN THOUSANDS)
     North America..........................................     $   500      $ 1,181      $   997       $ 2,320
     Ireland and U.K........................................         183          234          340           331
     Norway.................................................         855            -        1,688             -
                                                                 -------      -------      -------       -------
                                                                 $ 1,538      $ 1,415      $ 3,025       $ 2,651
                                                                 -------      -------      -------       -------

     ASSETS BY GEOGRAPHIC REGION

                                                                    JUNE 30, 2002            DECEMBER 31, 2001
                                                                 --------------------      ---------------------
                                                                   INTANGIBLE AND            INTANGIBLE AND
                                                                 CAPITAL       OTHER       CAPITAL        OTHER
                                                                 ASSETS       ASSETS        ASSETS       ASSETS
                                                                 -------      -------      -------       -------
                                                                                (IN THOUSANDS)
     North America..........................................     $   466      $   149      $   588       $   375
     Ireland and U.K........................................          92            -          449             -
     Norway.................................................         330        2,631          295         3,251
                                                                 -------      -------      -------       -------
                                                                 $   888      $ 2,780      $ 1,332       $ 3,626
                                                                 -------      -------      -------       -------

6.   RETAIL ACTIVITIES

     The Company curtailed its on-line retail activities in October 2000, however it was required to settle certain amounts payable relating to product sales in previous years. These amounts were not previously anticipated.

7.   RESTRUCTURING CHARGE

     In April 2001, the Company announced a restructuring plan to significantly curtail spending across all major areas. As part of the restructuring, the Company reduced its workforce and incurred a restructuring charge of $613,000 for severance and related employment costs.

8.   GOODWILL IMPAIRMENT

     In October 2001, the Company acquired 98.3% of the outstanding common shares of ADB Systemer ASA. During the second quarter of 2002, the Company acquired a portion of the remaining minority interest. As a result of the transaction a goodwill amount of $14,000 was determined to be permanently impaired and the impairment loss was recorded.

9.   SUBSEQUENT EVENTS

     In August 2002, the Company entered into an agreement with a national retailer whereby the Company is the national retailer's online retailer of furniture, mattresses, electronics and computers. As part of this agreement, the Company will be advanced $2 million via secured debt by the national retailer. The Company will also enter into a plan of arrangement to facilitate the transaction.

     In August 2002, the Company also entered into an agreement for private placements with several third parties for gross proceeds of $1 million by way of convertible debt. The debt will be convertible into units at an exchange rate of 12 cents per unit. Each unit entitles the holder to one share and one half warrant exercisable at 14 cents per warrant.

     The Company will convene a shareholder's meeting in the fourth quarter of 2002 to approve these transactions. These transactions are subject to regulatory, exchange, court, and shareholder approvals.

10.  STOCK BASED COMPENSATION

     The Company adopted the provisions of Canadian Institute of Chartered Accountants Handbook section 3870 effective January 1, 2002. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services and applies to transactions, including non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments. The Company has applied the intrinsic value based method for stock-based compensation awards granted to employees. Accordingly, no compensation cost has been recognized for its stock option plan. The intrinsic value based method records as a compensation expense, the excess, if any, of the quoted market price of the Company's common shares at the date of grant over the amount an employee must pay to acquire the common shares.

     Under Canadian generally accepted accounting principles, the Company is required to disclose the pro-forma net income (loss) and pro-forma income
     (loss) per share had the Company adopted the fair value method of accounting for stock based compensation awarded on or after January 1, 2002. The following outlines the impact and assumptions used if the compensation cost for the Company's stock-based employee compensation plans was determined under the fair value based method of accounting for awards granted on or after January 1, 2002 using the Cox-Rubinstein binomial valuation model:

                                                                             THREE MONTHS            SIX MONTHS
                                                                             ENDED JUNE 30         ENDED JUNE 30
                                                                             -------------         -------------
                                                                                  2002                  2002
                                                                             -------------         -------------
     Dividend yield..................................................                 -                     -
     Risk free interest rate.........................................              4.31%                 4.31%
     Expected volatility.............................................            104.88%               104.88%
     Expected term, in years.........................................               2.0                   2.0

     If the computed minimum values of the Company's stock-based awards to employees had been amortized to expense over the vesting period of the awards as specified under CICA 3870, the loss attributable to common shareholders and the basic and diluted loss per share on a pro forma basis (as compared to such items as reported) would have been:

                                                                           THREE MONTHS           SIX MONTHS
                                                                          ENDED JUNE 30         ENDED JUNE 30
                                                                          -------------         -------------
                                                                               2002                  2002
                                                                          -------------         -------------
                                                                                     (IN THOUSANDS)
     Loss attributable to common shareholders
      As reported....................................................        $(2,466)              $(4,733)
      Pro forma......................................................        $(2,530)              $(4,797)
     Basic and diluted loss per share
      As reported....................................................        $ (0.06)              $ (0.11)
      Pro forma......................................................        $ (0.06)              $ (0.11)

11.  RECLASSIFICATION OF PRIOR PERIODS

     Certain prior period amounts have been re-classified to conform to the current period basis of presentation.

                                  SCHEDULE "I"
                         PRO-FORMA FINANCIAL STATEMENTS

Compilation Report

To the Directors of ADB Systems International Inc.

We have reviewed, as to compilation only, the accompanying pro forma consolidated balance sheet of ADB Systems International Inc. at June 30, 2002, and the pro forma consolidated statements of operations for the six month period ended June 30, 2002 and the year ended December 31, 2001, which have been prepared for inclusion in the Information Circular dated September 20, 2002 relating to the issue of secured loan payable and subordinated notes payable. In our opinion, the pro forma consolidated balance sheet and the pro forma consolidated statements of operations have been properly compiled to give effect to the proposed transactions and assumptions described in the notes thereto.


Mississauga, Canada                                      "Deloitte & Touche LLP"
September 20, 2002                                         Chartered Accountants

PRO FORMA CONSOLIDATED BALANCE SHEET
JUNE 30, 2002
(IN THOUSANDS OF CANADIAN DOLLARS) (UNAUDITED)
--------------------------------------------------------------------------------

                                                                                                             2002
                                                                   2002       ADJUSTMENTS                  PRO FORMA
                                                                 --------     -----------                  ---------
ASSETS

CURRENT
Cash.........................................................    $    957     (Note 3(a))      $  2,964     $  3,921
Marketable securities........................................         494                                        494
Accounts receivable..........................................       1,000                                      1,000
Deposits and prepaid expenses................................         398                                        398
                                                                 --------                      --------     --------
                                                                    2,849                         2,964        5,813

CAPITAL ASSETS...............................................         888                                        888
STRATEGIC INVESTMENTS........................................          80                                         80
CAPITALIZED SOFTWARE.........................................          69                                         69
ACQUIRED AGREEMENTS..........................................          93                                         93
ACQUIRED SOFTWARE............................................       2,538                                      2,538
DEFERRED CHARGE..............................................           -     (Note 3(c))           500          500
                                                                 --------                      --------     --------
                                                                 $  6,517                      $  3,464     $  9,981
                                                                 ========                      ========     ========

LIABILITIES

CURRENT......................................................
Accounts payable.............................................    $  1,081     (Note 3(c))      $    500     $  1,581
Accrued liabilities..........................................         656                                        656
Current portion of capital lease obligation..................          23                                         23
Current portion of deferred revenue..........................         514                                        514
Loan Payable                                                            -     (Note 3(a))         2,000        2,000
                                                                 --------                      --------     --------
                                                                    2,274                         2,500        4,774
Notes Payable................................................           -     (Note 3(a))           964          964
                                                                 --------
                                                                 $  2,274                      $  3,464     $  5,738
                                                                 --------                      --------     --------

MINORITY INTEREST............................................           3                                          3

SHAREHOLDERS' EQUITY
Share capital................................................      94,516     (Note 3(b))             -       94,516
Warrants.....................................................       1,349                                      1,349
Stock options................................................         691                                        691
Deficit......................................................     (92,316)                                   (92,316)
                                                                 --------                      --------     --------
                                                                    4,240                             -        4,240
                                                                 --------                      --------     --------
                                                                 $  6,517                      $  3,464     $  9,981
                                                                 ========                      ========     ========

PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
SIX MONTH PERIOD ENDED JUNE 30, 2002, AND YEAR ENDED DECEMBER 31, 2001
(IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT PER SHARE AMOUNTS) (UNAUDITED)
--------------------------------------------------------------------------------

                                                                2002 PRO                                          2001 PRO
                                 2002   ADJUSTMENTS              FORMA         2001    ADJUSTMENTS                 FORMA
                               -------  -----------             --------     --------  -----------                --------
Revenue.....................   $ 3,025                          $ 3,025      $  4,455                             $  4,455
 Less: Customer acquisition
  costs.....................         -                                -           (60)                                 (60)
                               -------                -------   -------      --------                 --------    --------
Net revenue.................     3,025                            3,025         4,395                                4,395
                               -------                -------   -------      --------                 --------    --------

General and administrative..     3,463                            3,463         7,622                                7,622
Sales and marketing costs...       995                              995         4,040                                4,040
Software development and
 technology ................     2,037                            2,037         3,691                                3,691
Depreciation and
 amortization...............     1,239                            1,239         1,572                                1,572
Interest income.............       (32)                             (32)         (345)                                (345)
Interest expense............         -  (Note 4(a))       179       179             -  (Note 4(a))         334         334
Amortization of Deferred
 Charges....................         -  (Note 4(b))       103       103             -  (Note 4(b))         207         207
                               -------                -------   -------      --------                 --------    --------
                                 7,702                    282     7,984        16,580                      541      17,121
                               -------                -------   -------      --------                 --------    --------

Loss before the under noted.    (4,677)                  (282)   (4,959)      (12,185)                    (541)    (12,726)
                               -------                -------   -------      --------                 --------    --------

Realized gains and losses
 on disposal of marketable
 securities and strategic
 investments, capital
 assets, and recovery of
 assets.....................     (98)                              98         6,722                                6,722
Unrealized gains and losses
 on revaluation of
 marketable securities and
 strategic investments, and
 provision for impairment of
 assets.....................        56                               56        (2,435)                              (2,435)
Restructuring charge........         -                                -          (959)                                (959)
Goodwill impairment.........       (14)                             (14)       (9,476)                              (9,476)
Retail activities settlement         -                                -          (381)                                (381)
                               -------                -------   -------      --------                 --------    --------
                                   (56)                     -       (56)       (6,529)                       -      (6,529)
                               -------                -------   -------      --------                 --------    --------

NET LOSS FOR THE YEAR.......   $(4,733)               $  (282)  $(5,015)     $(18,714)                $   (541)   $(19,255)
                               =======                =======   =======      ========                 ========    ========

   LOSS PER SHARE ..........   $ (0.11)               $ (0.01)  $ (0.12)     $  (0.64)                $  (0.02)   $  (0.66)
                               =======                =======   =======      ========                 ========    ========

1.   BASIS OF PRESENTATION

     The unaudited pro forma consolidated financial statements (the "Statements") of ADB Systems International Inc. ("ADB"), give effect to approval of a special resolution (the "Arrangement Resolution") that includes issuing a $2 million in loan to The Brick Warehouse Corporation ("The Brick"). In addition, the Statements give effect to the approval of issuing $744,000 in Series A, B, and C notes payable to Stonestreet Limited Partnership, and the issuing of $340,000 in Series D notes payable to directors/senior officers of ADB and private outside investors. The Statements have been prepared by ADB in accordance with accounting principles generally accepted in Canada.

     The unaudited pro forma consolidated balance sheet as at June 30, 2002 is based on the unaudited consolidated financial statements of ADB as at June 30, 2002 and gives effect to the transaction as though it had taken place on June 30, 2002.

     The unaudited pro forma consolidated statements of operations for the six months ended June 30, 2002 is based on the unaudited consolidated statements of operations for the six month period ending June 30, 2002, and the unaudited pro forma consolidated statements of operations for the year ended December 31, 2001 is based on the audited consolidated statements of operations of ADB for the year ended December 31, 2001. The unaudited consolidated statements of operations gives effect to the transactions as though they had taken place on January 1, 2001.

     The Statements are not necessarily indicative of what the financial position and the results of operations would have been had the transaction taken place on the dates indicated, nor do they purport to project ADB's results of operations for any future period.

     The Statements include $500,000 in costs inherent to the completion of the Arrangement Resolution, and the issuance of loans payable. This amount has been specifically identified in the $2 million loan received from The Brick.

     The Statements should be read in conjunction with the consolidated financial statements of ADB referred to above.

2.   PRO FORMA GENERAL ASSUMPTION

     On August 30, 2002, ADB entered into a series of agreements with The Brick which contemplate a series of transactions (collectively the "Brick Transaction") among The Brick, ADB and a newly created parent company to ADB ("New ADB), whereby in consideration for a secured demand loan in the aggregate principal amount of $2,000,000, ADB and New ADB will proceed with seeking shareholder approval for the implementation of a special resolution to approve an arrangement (the "Arrangement") pursuant to section 182 of the Business Corporations Act (Ontario). The loan carries an interest rate of 12%. The loan matures on June 30, 2003 or upon earlier demand and New ADB will have the right after the earlier of June 1, 2003 and demand for payment to repay the loan in cash or to transfer to The Brick 100% of the issued shares of ADB acquired by New ADB as a consequence of the Arrangement for proceeds equal to the outstanding principal amount and accrued interest then owing to The Brick. As part of the loan, $500,000 was designated for expenses inherent to the completion of the Arrangement, which have been reflected in the financial statements.

     On August 30, 2002, ADB issued a total of $1.084 million principal amount of secured subordinated convertible notes (collectively the "Notes") in four series. Series A, B, and C notes were issued to Stonestreet Limited Partnership and Series D notes issued to private investors including directors and/or senior officers. Series A, B, and D notes are due December 31, 2004, at an interest rate of 8%. Series C notes are due December 31, 2004, and bear interest at 8% only from and after maturity or an event of default. Series A, B and D notes are convertible into units at $0.12 per unit. Each Series A, B, and D unit consists of one common share and one-half common share purchase warrant, with each whole warrant exercisable into one common share at $0.14. Series C notes are convertible into common shares at a conversion price of $0.12 per share.

     The pro forma financial statements have been prepared on the basis that the loans were not repaid, converted or settled prior to June 30, 2002.

3.   PRO FORMA CONSOLIDATED BALANCE SHEET

     The unaudited pro forma consolidated balance sheet incorporates the following adjustments:

     (a) The funds received on account of the loans from the Brick and the Series A, B and D notes have been reflected as cash.

     (b) The Series C notes were issued in satisfaction of a $120,000 fee payable by ADB for the termination and waiver of certain US registration rights granted to Stonestreet Limited Partnership, pursuant to a subscription agreement dated April 25, 2002. The Series C notes are convertible into shares of ADB at a conversion price of $0.12 at the option of ADB or at the option of the holder at any time after shareholder approval is received or December 20, 2002, whichever is later.

     (c) The $500,000 designated as expenses to effect the Arrangement have been recorded as a deferred charge.

4.   PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

     The unaudited pro forma consolidated statements of operations incorporates the following adjustments:

     (a) Interest expense has been adjusted to reflect the estimated interest on loans payable and notes payable assuming that the debt was issued on January 1, 2001.

     (b) Amortization of deferred charges has been adjusted to reflect the estimated costs inherent to the completion of the Arrangement Resolution, assuming the loan was issued at the beginning of the year, and the deferred charges were amortized over the term of the loan to June 1, 2003, the loan maturity date.

     The Company has determined that the funds received will be utilized for working capital purposes.